PARKWAY PROPERTIES


KPMG
Morgan Stanley Smith Barney

ANNUAL REPORT 2011



Dear Fellow Shareholders,

For Parkway, 2011 was a significant year in the evolution of the Company as we embarked upon a number of meaningful changes. Once these changes are complete we will emerge as a substantially transformed company with a new strategy, repositioned property portfolio, and improved financial flexibility. These changes have not been easy and our team understands the importance of the work we have ahead of us; however, I am confident we have taken the correct steps thus far and have the right strategy in place. In short, Parkway seeks to be the leading owner of high-quality office properties in its higher growth target submarkets throughout the Sunbelt region of the United States.

"ONCE THESE CHANGES ARE COMPLETE WE WILL EMERGE AS A SUBSTANTIALLY TRANSFORMED COMPANY WITH A NEW STRATEGY, REPOSITIONED PROPERTY PORTFOLIO, AND IMPROVED FINANCIAL FLEXIBILITY... PARKWAY SEEKS TO BE THE LEADING OWNER OF HIGH-QUALITY OFFICE PROPERTIES IN ITS HIGHER GROWTH TARGET SUBMARKETS THROUGHOUT THE SUNBELT REGION OF THE UNITED STATES."

The past year has brought a number of notable changes in leadership, with Parkway transitioning to a new Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer, Chief Investment Officer, and the addition of senior leaders with market-specific real estate experience in several of our target core markets. Additionally, Parkway has completed or announced over $1.6 billion in total asset recycling activity over the past 15 months, with the broad objective of allocating capital away from assets we believe have reached their investment potential and markets we expect to produce slower growth and into higher quality assets in more attractive Sunbelt submarkets. We have also begun to implement a new strategy, which we communicated to you earlier this year, that encompasses all major functional areas including operations, investments and finance.

Our new strategy is first and foremost focused on unlocking the opportunity within our existing core portfolio through the implementation of a new comprehensive asset management strategy. While it is basic real estate management, we felt it important to develop ownership plans specific to each asset based on our new investment strategy, and continually manage our properties to those plans throughout our ownership. With these new plans in place, we intend to be more judicious and focused in our capital expenditures without sacrificing the quality of our assets or service to our customers. Simply put, we intend to more efficiently focus our resources on customer service, building occupancy and improving our cash flow.

Our investment strategy is centered around growing long-term shareholder value through the ownership of great office real estate in select markets. We have identified our target core markets going forward as Atlanta, Austin, Charlotte, Houston, Jacksonville, Orlando, Phoenix, South Florida, and Tampa. We also plan to drill down further to obtain critical mass in specific submarkets that we anticipate will deliver more attractive growth over the long-term. There will also be a renewed focus on acquiring the most well-located and competitively-positioned assets within those select submarkets, investing primarily through a wholly-owned investment format, and pursuing a mix of investments in near-stabilized assets as well as value-add investments. In combination, we believe these objectives will help generate appropriate risk-adjusted returns and long-term value creation.

We also recognized the need to effectively and efficiently exit slower growth, non-core markets and we have already made meaningful progress in this direction. Since the beginning of 2011, we have fully exited Chicago, Hampton Roads, and Richmond, and we will have substantially exited Columbia, Jackson, and Memphis once all of our announced disposition activity is complete. Over the same time period, we have also invested in iconic assets such as 3344 Peachtree in the Buckhead submarket of Atlanta, Bank of America Center in the Orlando central business district, and Hayden Ferry Lakeside I & II in the Tempe submarket of Phoenix. In summary, since the beginning of 2011 we have completed or announced sales of $879 million of non-core assets and have transitioned into higher-quality assets through $720 million of completed new investments. This portfolio transition has resulted in a higher-quality portfolio with more than half of our assets located in central business district or urban infill locations.



"PARKWAY HAS COMPLETED OR ANNOUNCED OVER $1.6 BILLION IN TOTAL ASSET RECYCLING ACTIVITY OVER THE PAST 15 MONTHS, WITH THE BROAD OBJECTIVE OF ALLOCATING CAPITAL AWAY FROM ASSETS WE BELIEVE HAVE REACHED THEIR INVESTMENT POTENTIAL AND INTO HIGHER QUALITY ASSETS IN MORE ATTRACTIVE SUNBELT SUBMARKETS...OUR INVESTMENT STRATEGY IS CENTERED AROUND GROWING LONG-TERM SHAREHOLDER VALUE THROUGH THE OWNERSHIP OF GREAT OFFICE REAL ESTATE IN SELECT MARKETS."

With respect to our financial strategy, we have made significant strides in improving our balance sheet as many of our recent significant sales have been of highly-leveraged assets. With the completion of our recycling activity to-date, we have experienced a reduction in our net debt to EBITDA ratio from 6.5x at its peak in 2011 to 5.4x at the end of 2011. Furthermore, our recycling activity will result in the Company having no material secured debt maturities until 2016, which will provide us with greater financial flexibility. Going forward, the Company intends to maintain over time a 5.5x to 6.5x net debt to EBITDA multiple, not inclusive of preferred equity. Overall, our goal is to maintain a conservative balance sheet that is considered best-in-class among our peers.

We believe that all of the changes recently implemented have positioned Parkway to improve our performance and will provide us with better financial flexibility to pursue future investment opportunities. We are extremely grateful for your support, and we look forward to this exciting new chapter at our Company.

Sincerely,

James R. Heistand
President and Chief Executive Officer
March 15, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-11533

Parkway Properties, Inc.
(Exact name of registrant as specified in its charter)

Maryland	**74-2123597**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Bank of America Center, Suite 2400
390 North Orange Avenue
Orlando, Florida 32801
(Address of principal executive offices) (Zip Code)

Registrant's telephone number: **(407) 650-0593**
Registrant's website: **www.pky.com**

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, $.001 Par Value
8.00% Series D Cumulative Redeemable Preferred Stock $.001 Par Value
New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☒ Yes No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐
(do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, at June 30, 2011 was $341.6 million.

The number of shares outstanding in the registrant's class of common stock at March 1, 2012 was 21,985,001.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2012 Annual Meeting of Stockholders are incorporated by reference into Part III.

PARKWAY PROPERTIES, INC.

TABLE OF CONTENTS

PART I

ITEM I. *Business*

Overview

As used herein, the terms "we," "us," "our" "Parkway" and the "Company" refer to Parkway Properties, Inc., a Maryland corporation, individually or together with its subsidiaries, including Parkway Properties LP, a Delaware limited partnership, and our predecessors.

We are a self-administered real estate investment trust ("REIT") specializing in the ownership of quality office properties in higher growth submarkets in the Sunbelt region of the United States. In Parkway's core markets, the Company owns or has an interest in 34 office properties located in seven states with an aggregate of approximately 8.4 million square feet of leasable space at March 1, 2012. The Company also owns or has an interest in 15 non-strategic office properties totaling 2.7 million square feet at March 1, 2012. The non-strategic office properties include 11 properties that were classified as held for sale at December 31, 2011, and four properties in non-strategic markets including Columbia, South Carolina, Jackson, Mississippi, Memphis, Tennessee and New Orleans, Louisiana. Part I. Item 2. "Properties – Office Buildings" includes a complete listing of core properties and non-strategic properties by market. Fee-based real estate services are offered through wholly-owned subsidiaries of the Company, which in total manage and/or lease approximately 13.9 million square feet for third-party owners at March 1, 2012. Unless otherwise indicated, all references to square feet represent net rentable area.

Administration

The Company generally performs commercial real estate leasing, management and acquisition services on an in-house basis. As of December 31, 2011, we had approximately 341 employees. Our principal executive office is located at 390 North Orange Avenue, Suite 2400, Orlando, FL 32801 and our telephone number is (407) 650-0593. In addition, we have regional offices in Jackson, MS and Jacksonville, FL. Parkway's management team consists of experienced office property specialists with proven capabilities in office property (i) operations; (ii) leasing; (iii) management; (iv) acquisition/disposition; (v) financing; (vi) capital allocation; and (vii) accounting and financial reporting. Our 15 senior officers have an average of 22 years of real estate industry experience. Management has developed a highly service-oriented operating culture and believes that its focus on operations, proactive leasing, property management and asset management activities will result in higher customer retention and occupancy over the long-term and will translate into enhanced stockholder value.

Business Objective and Operating Strategies

Our business objective is to maximize long-term stockholder value by generating sustainable cash flow growth and increasing the long-term value of our real estate assets. We intend to achieve this objective by executing on the following business and growth strategies:

- *Create Value as the Leading Owner of Quality Assets in Core Submarkets.* Our investment strategy is to pursue attractive returns by focusing primarily on owning high-quality office buildings and portfolios that are well-located and competitively positioned within central business district and urban infill locations within our core submarkets. We also seek to pursue value-add investment opportunities on a limited basis, for example by acquiring under-leased assets at attractive purchase prices and increasing occupancy at those assets over time, to complement the balance of the core portfolio. Further, we intend to pursue an efficient capital allocation strategy that maximizes the returns on our invested capital. This may include selectively disposing of properties when we believe returns have been maximized and redeploying capital into acquisitions or other opportunities.

- *Maximize Cash Flow by Continuing to Enhance the Operating Performance of Each Property.* We provide property and asset management and leasing services to our portfolio, actively managing our properties and leveraging our customer relationships to improve operating performance, maximize long-term cash flow and enhance stockholder value. By developing an ownership plan for each of our properties and then continually managing our properties to those plans throughout our ownership, we seek to attain a favorable customer retention rate by providing outstanding property management and customer service programs responsive to the varying needs of our diverse customer base. We will also employ a judicious prioritization of capital projects to focus on projects that enhance the value of a property through increased rental rates, occupancy, service delivery, or enhanced reversion value.

- *Realize Leasing and Operational Efficiencies and Gain Local Advantage.* We expect to concentrate our real estate portfolio in submarkets where we believe that we can maximize market penetration by accumulating a critical mass of properties and thereby enhance operating efficiencies. We believe that strengthening our local presence and leveraging our extensive market relationships will yield superior market information and service delivery and facilitate additional investment opportunities to create long-term stockholder value.

Joint Ventures and Partnerships

Management views investing in wholly-owned properties as the highest priority of our capital allocation, however the Company intends to selectively pursue joint ventures if we determine that such a structure will allow us to reduce anticipated risks related to a property or portfolio or to address unusual operational risks. Under the terms of these joint ventures and partnerships, where applicable, Parkway will seek to manage all phases of the investment cycle including acquisition, financing, operations, leasing and dispositions. The Company will receive fees for providing these services.

At December 31, 2011, Parkway had two partnerships structured as discretionary funds and one other joint venture partnership agreement.

Parkway Properties Office Fund, L.P. ("Fund I"), a $500.0 million discretionary fund, was formed on July 6, 2005 and was fully invested at February 15, 2008. Fund I was structured such that Ohio Public Employees Retirement System ("Ohio PERS") would be a 75% investor and Parkway a 25% investor in the fund with an original target capital structure of approximately $200.0 million of equity capital and $300.0 million of non-recourse, fixed-rate first mortgage debt.

On December 31, 2011, the Company completed the sale of its interest in nine assets in the Fund I portfolio to Ohio PERS. The completed sale of Fund I assets included nine properties totaling approximately 2.0 million square feet in five markets, representing a majority of the Fund I assets. Additionally, on March 1, 2012, the Company completed the sale of its interest in Renaissance Center, a 190,000 square foot office property located in Memphis, Tennessee. The sale of the remaining three assets in the Fund I portfolio is expected to close during the first half of 2012, subject to obtaining necessary lender consents in connection with the existing mortgage loans and customary closing conditions.

Parkway Properties Office Fund II, L.P. ("Fund II"), a $750.0 million discretionary fund, was formed on May 14, 2008 and was fully invested at February 10, 2012. Fund II was structured such that Teacher Retirement System of Texas ("TRST") would be a 70% investor and Parkway a 30% investor in the fund, with an original target capital structure of approximately $375.0 million of equity capital and $375.0 million of non-recourse, fixed-rate first mortgage debt. Fund II acquired 12 properties totaling 4.2 million square feet in Atlanta, Phoenix, Jacksonville, Orlando, Tampa and Philadelphia.

Parkway serves as the general partner of Fund II and provides asset management, property management, leasing and construction management services to the fund, for which it is paid market-based fees. Cash will be distributed pro rata to each partner until a 9% annual cumulative preferred return is received and invested capital is returned. Thereafter, 56% will be distributed to TRST and 44% to Parkway. The term of Fund II will be seven years from the date the fund was fully invested, or until February 2019, with provisions to extend the term for two additional one-year periods at the discretion of Parkway.

Third-Party Management

The Company benefits from a fully integrated management infrastructure, provided by its wholly-owned subsidiaries (collectively, the "Management Companies"). As of March 1, 2012, the Management Companies were managing and/or leasing properties containing an aggregate of approximately 23.1 million net rentable square feet, of which approximately 9.2 million net rentable square feet related to properties owned by us and approximately 13.9 million net rentable square feet related to properties owned by third parties.

Financing Strategy

The Company's financing strategy is to maintain a strong and flexible financial position by limiting our debt to a prudent level. The Company monitors a number of leverage and other financial metrics defined in the loan agreements for the Company's senior unsecured revolving credit facility and working capital unsecured credit facility, which includes but is not limited to the Company's total debt to total asset value. In addition, the Company also monitors interest, fixed charge and modified fixed charge coverage ratios as well as the net debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") multiple. Other traditional measures of leverage are also monitored. Management believes all of the leverage and other financial metrics it monitors; including those discussed above, provide useful information on total debt levels as well as the Company's ability to cover interest, principal and/or preferred dividend payments with current income. The Company seeks to maintain over the long-term a net debt to EBITDA multiple of between 5.5 and 6.5 times.

The Company intends to finance future growth and future maturing debt with the most advantageous source of capital when available, while also maintaining the Company's variable interest rate exposure at a prudent level. The Company expects to continue seeking primarily fixed rate, non-recourse mortgage financing with maturities from five to ten years typically amortizing over 25 to 30 years on select office building investments as additional capital is needed. Other sources of capital may include selling common or preferred equity through public offerings or private placements.

Parkway may, in appropriate circumstances, acquire one or more properties in exchange for Parkway's equity securities. Parkway has no set policy as to the amount or percentage of its assets which may be invested in any specific property. Rather than a specific policy, Parkway evaluates each property in terms of whether and to what extent the property meets Parkway's investment criteria and strategic objectives. The strategies and policies set forth above were determined and are subject to review by Parkway's Board of Directors which may change such strategies or policies based upon their evaluation of the state of the real estate market, the performance of Parkway's assets, capital and credit market conditions, and other relevant factors.

Capital Allocation

Capital allocation receives constant review by management and the Board of Directors considering many factors including the capital markets, our weighted average cost of capital, buying criteria (written and published), the real estate market and management of the risk associated with the rate of return. We examine all aspects of each type of investment whether it is a fee simple purchase, joint venture asset, Parkway common stock or a mortgage loan receivable. Each carries a relationship to replacement cost which is still an important underwriting discipline for us. Each has a current yield and a leveraged and unleveraged internal rate of return that can be measured on a relative and absolute basis.

Parkway's primary business is the ownership and operation of office properties. The Company accounts for each office property or groups of related office properties as an individual operating segment. Parkway has aggregated its individual operating segments into a single reporting segment due to the fact that the individual operating segments have similar operating and economic characteristics.

The individual operating segments exhibit similar economic characteristics such as being leased by the square foot, sharing the same primary operating expenses and ancillary revenue opportunities and being cyclical in the economic performance based on current supply and demand conditions. The individual operating segments are also similar in that revenues are derived from the leasing of office space to customers and each office property is managed and operated consistently in accordance with Parkway's standard operating procedures. The range and type of customer uses of our properties is similar throughout our portfolio regardless of location or class of building and the needs and priorities of our customers do not vary widely from building to building. Therefore, Parkway's management responsibilities do not vary widely from location to location based on the size of the building, geographic location or class.

Available Information

Parkway makes available free of charge on the "Corporate" page of its web site, www.pky.com, its filed and furnished reports on Form 10-K, 10-Q and 8-K and all amendments thereto, as soon as reasonably practicable after Parkway electronically files such material with, or furnishes it to, the Securities and Exchange Commission. The information on our website is not and should not be considered part of this Annual Report and is not incorporated by reference in this document.

The Company's Corporate Governance Guidelines, Code of Business Conduct and Ethics and the Charters of the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee of the Board of Directors are available on the "Corporate" page of Parkway's web site. Copies of these documents are also available free of charge in print upon written request addressed to Investor Relations, Parkway Properties, Inc., 390 North Orange Avenue, Suite 2400, Orlando, Florida 32801.

ITEM 1A. *Risk Factors.*

In addition to the other information contained or incorporated by reference in this document, readers should carefully consider the following risk factors. Any of these risks or the occurrence of any one or more of the uncertainties described below could have a material adverse effect on the Company's financial condition and the performance of its business. The Company refers to itself as "we" or "our" in the following risk factors.

Our performance is subject to risks inherent in owning real estate investments.

Our investments are generally made in office properties. We are, therefore, generally subject to risks incidental to the ownership of real estate. These risks include:

- changes in supply of or demand for office properties or customers for such properties in an area in which we own buildings;
- the ongoing need for capital improvements;
- increased operating costs, which may not necessarily be offset by increased rents, including insurance premiums, utilities and real estate taxes, due to inflation and other factors;
- changes in tax, real estate and zoning laws;
- changes in governmental rules and fiscal policies; and
- civil unrest, acts of war, acts of God, including earthquakes, hurricanes and other natural disasters (which may result in uninsured losses) and other factors beyond our control.

Should any of these events occur, our financial condition and our ability to make expected distributions to stockholders could be adversely affected.

The economic conditions of our primary markets affect our operations.

Substantially all of our properties are located in the Southeastern and Southwestern United States and, therefore, our financial condition and ability to make distributions to our stockholders is linked to economic conditions in these markets as well as the market for office space generally in these markets. A downturn in these markets, particularly increases in unemployment, may adversely affect our cash flows and ability to make distributions to stockholders.

We face risks associated with property acquisitions.

We have acquired in the past and intend to continue to pursue the acquisition of properties and portfolios of properties, including large portfolios that could increase our size and result in alterations to our capital structure. Our acquisition activities and their success are subject to the following risks:

- the acquisition agreement will likely contain conditions to closing, including completion of due diligence investigations to our satisfaction or other conditions that are not within our control, which may not be satisfied;
- we may be unable to finance acquisitions on favorable terms or at all;
- acquired properties may fail to perform as expected;
- the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates;
- acquired properties may be located in new markets where we face risks associated with an incomplete knowledge or understanding of the local market and a limited number of established business relationships in the area;
- we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, to the transferor with respect to unknown liabilities. As a result, if a claim were asserted against us based

upon ownership of those properties, we might have to pay substantial sums to settle it, which could adversely affect our cash flow.

Competition for acquisitions may reduce the number of acquisition opportunities available to us and increase the costs of those acquisitions.

We plan to continue to acquire properties as we are presented with attractive opportunities. We may face competition for acquisition opportunities from other investors, particularly those investors who can incur more leverage, and this competition may adversely affect us by subjecting us to the following risks:

- an inability to acquire a desired property because of competition from other well-capitalized real estate investors, including publicly traded and privately held REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, sovereign wealth funds, pension trusts, partnerships and individual investors; and

- an increase in the purchase price for such acquisition property, in the event we are able to acquire such desired property.

Our business and operating results could be negatively affected if we are unable to integrate acquisitions successfully.

Integration of acquisitions involves a number of significant risks, including the diversion of management's attention to the assimilation of the operations of the acquired businesses or assets, difficulties in the integration of operations and systems; the inability to realize potential operating synergies; difficulties in the assimilation and retention of the personnel of the acquired companies; accounting, regulatory or compliance issues that could arise, including internal control over financial reporting; and challenges in retaining the customers of the combined businesses. Further, acquisitions may have a material adverse impact on our operating results if unanticipated expenses or charges to earnings were to occur, including unanticipated operating expenses and depreciation and amortization expenses over the useful lives of certain assets acquired, as well as costs related to potential impairment charges, assumed litigation and unknown liabilities. If we are unable to successfully integrate our recent and future acquisitions in a timely and cost-effective manner, our operating results could be negatively affected.

Customer defaults could adversely affect our operations.

Substantially all of our revenues and income come from rental income from real property. As such, our revenues and income could be adversely affected if a significant number of our customers defaulted under their lease obligations. Our ability to manage our assets is also subject to federal bankruptcy laws and state laws that limit creditors' rights and remedies available to real property owners to collect delinquent rents. If a customer becomes insolvent or bankrupt, we cannot be sure that we could recover the premises from the customer promptly or from a trustee or debtor-in-possession in any bankruptcy proceeding relating to that customer. We also cannot be sure that we would receive rent in the proceeding sufficient to cover our expenses with respect to the premises. If a customer becomes bankrupt, the federal bankruptcy code will apply and, in some instances, may restrict the amount and recoverability of our claims against the customer. A customer's default on its obligations to us could adversely affect our financial condition and the cash we have available for distributions to our stockholders.

Illiquidity of real estate may limit our ability to vary our portfolio.

Real estate investments are relatively illiquid. Our ability to vary our portfolio by selling properties and buying new ones in response to changes in economic and other conditions may therefore be limited. In addition, the Internal Revenue Code limits our ability to sell our properties by imposing a penalty tax of 100% on the gain derived from prohibited transactions, which are defined as sales of property held primarily for sale to customers in the ordinary course of a trade or business. The frequency of sales and the holding period of the property sold are two primary factors in determining whether the property sold fits within this definition. These considerations may limit our opportunities to sell our properties. If we must sell an investment, we cannot assure you that we will be able to dispose of the investment in the time period we desire or that the sales price of the investment will recoup or exceed our cost for the investment, or that the penalty tax would not be assessed.

Our current and future joint venture investments could be adversely affected by the capital markets, our lack of sole decision-making authority, our reliance on joint venture partners' financial condition and any disputes that may arise between us and our joint venture partners.

We may not be in a position to exercise sole decision-making authority regarding the properties owned through joint ventures. Investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including reliance on our joint venture partners and the possibility that joint venture partners might become bankrupt or fail to fund their share of required capital contributions, thus exposing us to liabilities in excess of our share of the investment. The funding of Parkway's capital contributions may be dependent on proceeds from asset sales, credit facility advances and/or sales of equity securities. In limited cases, such as gross neglect, the Company can be terminated as the provider of certain fee-based services. Joint venture partners may have business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives. Any disputes that may arise between us and joint venture partners may result in litigation or arbitration that would increase our expenses.

Our properties are subject to various federal, state and local regulatory requirements, such as environmental laws, state and local fire and safety requirements, building codes and land use regulations.

Failure to comply with these requirements could subject us to governmental fines or private litigant damage awards. We believe that our properties are currently in material compliance with all applicable regulatory requirements. However, we do not know whether existing requirements will change or whether future requirements, including any requirements that may emerge from pending or future climate change legislation, will require us to make significant unanticipated expenditures that will adversely impact our business, financial condition and results of operations.

Our third party management and leasing agreements are subject to the risk of termination and non-renewal.

Our third party management and leasing agreements, including but not limited to those acquired through our 2011 combination with Eola Capital LLC and certain of its affiliates, are subject to the risk of possible termination under certain circumstances, including our failure to perform as required under these agreements, and to the risk of non-renewal by the property owner upon expiration or renewal on terms less favorable to us than the current terms. We estimate that management and leasing agreements representing approximately 62.6 percent of our 2011 gross fee revenues expire or are contractually terminable prior to December 31, 2012. Many of the management and leasing agreements which expire or are contractually terminable prior to December 30, 2012 will automatically renew if written notice is not received by the Company prior to the termination date. If management and leasing agreements are terminated, or are not renewed upon expiration, our expected revenues will decrease and the market price of our common stock may be adversely affected.

If management and leasing agreements are terminated, or not renewed, and consequently the revenues from the management business decline, we will not be entitled to any refund of the consideration paid in connection with the Eola combination. We can provide no assurance that any of our management and leasing agreements will be renewed upon the expiration of the current term or otherwise will not be terminated.

Uninsured and underinsured losses may adversely affect operations.

We, or in certain instances, customers of our properties, carry commercial general liability, fire and extended coverage insurance with respect to our properties. This coverage has policy specifications and insured limits that we believe are customarily carried for similar properties. We plan to obtain similar coverage for properties we acquire in the future. However, certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, may be either uninsurable or not economically insurable. Should a property sustain damage, we may incur losses due to insurance deductibles, to co-payments on insured losses or to uninsured losses. In the event of a substantial property loss, the insurance coverage may not be sufficient to pay the full current market value or current replacement cost of the property. In the event of an uninsured loss, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it not feasible to use insurance proceeds to replace a property after it has been damaged or destroyed. Under such circumstances, the insurance proceeds we receive might not be adequate to restore our economic position with respect to such property.

We have existing debt and refinancing risks that could affect our cost of operations.

We currently have both fixed and variable rate indebtedness and may incur indebtedness in the future, including borrowings under our credit facilities, to finance possible acquisitions and for general corporate purposes. As a result, we are and expect to be subject to the risks normally associated with debt financing including:

- that interest rates may rise;

- that our cash flow will be insufficient to make required payments of principal and interest;
- that we will be unable to refinance some or all of our debt;
- that any refinancing will not be on terms as favorable as those of the existing debt;
- that required payments on mortgages and on our other debt are not reduced if the economic performance of any property declines;
- that debt service obligations will reduce funds available for distribution to our stockholders;
- that any default on our debt, due to noncompliance with financial covenants or otherwise, could result in acceleration of those obligations; and
- that we may be unable to refinance or repay the debt as it becomes due.

An increase in interest rates would reduce our net income and funds from operations. We may not be able to refinance or repay debt as it becomes due which may force us to refinance or to incur additional indebtedness at higher rates and additional cost or, in the extreme case, to sell assets or seek protection from our creditors under applicable law.

A lack of any limitation on our debt could result in our becoming more highly leveraged.

Our governing documents do not limit the amount of indebtedness we may incur. Accordingly, our Board of Directors may incur additional debt and would do so, for example, if it were necessary to maintain our status as a REIT. We might become more highly leveraged as a result, and our financial condition and cash available for distribution to stockholders might be negatively affected and the risk of default on our indebtedness could increase.

The cost and terms of mortgage financings may render the sale or financing of a property difficult or unattractive.

The sale of a property subject to a mortgage may trigger pre-payment penalties, yield maintenance payments or make-whole payments to the lender, which would reduce the amount of gain or increase our loss on the sale of a property and could make the sale of a property less likely. Certain of our mortgages will have significant outstanding principal balances on their maturity dates, commonly known as "balloon payments." There is no assurance that we will be able to refinance such balloon payments on the maturity of the loans, which may force disposition of properties on disadvantageous terms or require replacement with debt with higher interest rates, either of which would have an adverse impact on our financial performance and ability to pay distributions to investors.

If the economic downturn continues in the long-term, our business, results of operations, cash flows and financial condition could be adversely affected.

In the U.S., market and economic conditions continue to be challenging with tighter credit conditions and modest growth. While recent economic data reflects a stabilization of the economy and credit markets, the cost and availability of credit may continue to be adversely affected. Furthermore, deteriorating economic conditions including business layoffs, downsizing, industry slowdowns and other similar factors that affect our customers could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio. The timing of changes in occupancy levels tends to lag the timing of changes in overall economic activity and employment levels. Additionally, the economic situation could have an impact on our lenders or customers, causing them to fail to meet their obligations to us. No assurances can be given that the effects of the current economic conditions will not have a material adverse effect on our business, financial condition and results of operations.

We may amend our investment strategy and business policies without your approval.

Our Board of Directors may change our investment strategy or any of our guidelines, financing strategy or leverage policies with respect to investments, acquisitions, growth, operations, indebtedness, capitalization and distributions at any time without the consent of our stockholders, which could result in an investment portfolio with a different risk profile. A change in our strategy may increase our exposure to interest rate risk, default risk and real estate market fluctuations. These changes could adversely affect our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

Loss of our tax status as a real estate investment trust would have significant adverse consequences to us and the value of our securities.

We believe that we qualify for taxation as a REIT for federal income tax purposes, and we plan to operate so that we can continue to meet the requirements for taxation as a REIT. To qualify as a REIT we must satisfy numerous requirements (some on an annual and quarterly basis) established under the highly technical and complex provisions of the Internal Revenue Code ("Code") applicable to REITs, which include:

- maintaining ownership of specified minimum levels of real estate related assets;
- generating specified minimum levels of real estate related income;
- maintaining certain diversity of ownership requirements with respect to our shares; and
- distributing at least 90% of our taxable income on an annual basis.

The distribution requirement noted above could adversely affect our ability to use earnings for improvements or acquisitions because funds distributed to stockholders will not be available for capital improvements to existing properties or for acquiring additional properties.

Only limited judicial and administrative interpretations exist of the REIT rules. In addition, qualification as a REIT involves the determination of various factual matters and circumstances not entirely within our control.

If we fail to qualify as a REIT, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at corporate rates. In addition, unless entitled to relief under certain statutory provisions, we will be disqualified from treatment as a REIT for the four taxable years following the year during which we failed to qualify. This treatment would reduce net earnings available for investment or distribution to stockholders because of the additional tax liability for the year or years involved. In addition, we would no longer be required to make distributions to our stockholders. To the extent that distributions to stockholders had been made based on our qualifying as a REIT, we might be required to borrow funds or to liquidate certain of our investments to pay the applicable tax.

As a REIT, we have been and will continue to be subject to certain federal, state and local taxes on our income and property.

The requirements necessary to maintain our REIT status may limit our ability to earn additional fee income at the REIT level, which may cause us to conduct fee-generating activities through a taxable REIT subsidiary.

The REIT provisions of the Code may limit our ability to earn additional management fee and other fee income from joint ventures and third parties. Our aggregate gross income from fees and certain other non-qualifying sources cannot exceed 5% of our annual gross income. As a result, our ability to increase the amount of fee income we earn at the REIT level may be limited, and we may have to conduct fee-generating activities through a taxable REIT subsidiary. Any fee income we earn through a taxable REIT subsidiary would be subject to federal, state, and local income tax at regular corporate rates, which would reduce our cash available for distribution to stockholders.

There is a risk of changes in the tax law applicable to real estate investment trusts.

Since the Internal Revenue Service, the United States Treasury Department and Congress frequently review federal income tax legislation, we cannot predict whether, when or to what extent new federal tax laws, regulations, interpretations or rulings will be adopted. Any of such legislative action may prospectively or retroactively modify our tax treatment and, therefore, may adversely affect taxation of us and/or our investors.

Limitations on the ownership of our common stock may preclude the acquisition or change of control of our Company.

Certain provisions contained in our charter and bylaws and certain provisions of Maryland law may have the effect of discouraging a third party from making an acquisition proposal for us and may thereby inhibit a change of control. Provisions of our charter are designed to assist us in maintaining our qualification as a REIT under the Code by preventing concentrated ownership of our capital stock that might jeopardize REIT qualification. Among other things, these provisions provide that, if a transfer of our stock or a change in our capital structure would result in (1) any person (as defined in the charter) directly or indirectly acquiring beneficial ownership of more than 9.8%

(in value or in number, whichever is more restrictive) of our outstanding equity stock excluding Excess Stock, (2) our outstanding shares being constructively or beneficially owned by fewer than 100 persons, or (3) our being "closely held" within the meaning of Section 856(h) of the Code, then:

- any proposed transfer will be void from the beginning and we will not recognize such transfer;
- we may institute legal proceedings to enjoin such transfer;
- we will have the right to redeem the shares proposed to be transferred; and
- the shares proposed to be transferred will be automatically converted into and exchanged for shares of a separate class of stock, the Excess Stock.

Excess Stock has no dividend or voting rights but holders of Excess Stock do have certain rights in the event of our liquidation, dissolution or winding up. Our charter provides that we will hold the Excess Stock as trustee for the person or persons to whom the shares are ultimately transferred, until the time that the shares are retransferred to a person or persons in whose hands the shares would not be Excess Stock and certain price-related restrictions are satisfied. These provisions may have an anti-takeover effect by discouraging tender offers or purchases of large blocks of stock, thereby limiting the opportunity for stockholders to receive a premium for their shares over then-prevailing market prices. Under the terms of our charter, our Board of Directors has the authority to waive these ownership restrictions.

Furthermore, under our charter, the Board of Directors has the authority to classify and reclassify any of our unissued shares of capital stock into shares of capital stock with such preferences, rights, powers and restrictions as the Board of Directors may determine. The authorization and issuance of a new class of capital stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders' best interests.

There may be future dilution of our common stock, and resales of our common stock in the public market following a stock offering that may cause the market price for our common stock to fall.

Our Charter authorizes our Board of Directors to, among other things, issue additional shares of capital stock without stockholder approval. We may issue common stock, preferred stock or securities convertible or exchangeable into equity securities to raise additional capital. Holders of our common stock have no preemptive rights that entitle them to purchase their pro rata share of any offering of shares of any class or series. Accordingly, the issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to existing holders of our common stock. Furthermore, the resale by stockholders of our common stock in the public market following any offering could have the effect of depressing the market price for our common stock. At December 31, 2011, 21,995,536 shares of our common stock and 5,421,296 shares of our Series D preferred stock were issued and outstanding.

The price of our common stock is volatile and may decline.

The market price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations have adversely affected and may continue to adversely affect the market price of our common stock. Among the factors that could affect the market price of our common stock are:

- actual or anticipated quarterly fluctuations in our operating results and financial condition;
- changes in revenues or earnings estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other REITs;
- the ability of our tenants to pay rent to us and meet their other obligations to us under current lease terms;
- our ability to re-lease spaces as leases expire;
- our ability to refinance our indebtedness as it matures;

- any changes in our distribution policy;
- any future issuances of equity securities;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- general market conditions and, in particular, developments related to market conditions for the real estate industry; and
- domestic and international economic factors unrelated to our performance.

Maryland business statutes may limit the ability of a third party to acquire control of us.

Maryland law provides protection for Maryland corporations against unsolicited takeovers by limiting, among other things, the duties of the directors in unsolicited takeover situations. The duties of directors of Maryland corporations do not require them to (a) accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (b) authorize the corporation to redeem any rights under, or modify or render inapplicable, any stockholders rights plan, (c) make a determination under the Maryland Business Combination Act, or (d) act or fail to act solely because of the effect of the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition. Moreover, under Maryland law the act of a director of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control is not subject to any higher duty or greater scrutiny than is applied to any other act of a director. Maryland law also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under Maryland law.

The Maryland Business Combination Act provides that unless exempted, a Maryland corporation may not engage in business combinations, including mergers, dispositions of 10 percent or more of its assets, certain issuances of shares of stock and other specified transactions, with an "interested stockholder" or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter unless specified criteria are met. An interested stockholder is generally a person owning or controlling, directly or indirectly, 10 percent or more of the voting power of the outstanding stock of the Maryland corporation.

ITEM 1B. *Unresolved Staff Comments.*

None.

ITEM 2. *Properties.*

General

The Company operates and invests principally in quality office properties in higher growth submarkets in the Sunbelt region of the United States. In Parkway's core markets, the Company owns or has an interest in 34 office properties comprising approximately 8.4 million square feet of office space located in seven states at March 1, 2012. The Company also owns or has an interest in 15 non-strategic office properties totaling 2.7 million square feet at March 1, 2012. The non-strategic office properties include 11 properties that were classified as held for sale at December 31, 2011, and four properties in non-strategic markets including Columbia, South Carolina, Jackson, Mississippi, Memphis, Tennessee and New Orleans, Louisiana. Part I. Item 2. "Properties – Office Buildings" includes a complete listing of core properties and non-strategic properties by market.

Property acquisitions in 2011 and 2010 were funded through a variety of sources, including:

- Cash reserves and cash generated from operating activities;
- Sales of equity securities;
- Sales of office properties;
- Mortgage financing;

- Contributions from partners; and/or

- Advances on the Company's senior unsecured revolving credit facility.

Office Buildings

Other than as discussed under "Item 1. Business", the Company intends to hold and operate its portfolio of office buildings for investment purposes. The Company does not propose any program for the renovation or improvement of any of the office buildings, except as called for under the renewal of existing leases or the signing of new leases or improvements necessary to upgrade recent acquisitions to the Company's operating standards. All such improvements are expected to be financed by cash flow from the portfolio of office properties, capital expenditure escrow accounts, advances on the Company's senior unsecured revolving credit facility or contributions from joint venture partners.

We believe that our insurance coverage contains policy specifications and insured limits that are customary for similar properties, business activities and markets, and we believe our properties are adequately insured. However, an uninsured loss could result in loss of capital investment and anticipated profits.

All office building investments compete for customers with similar properties located within the same market primarily on the basis of location, rent charged, services provided and the design and condition of the improvements. The Company also competes with other REITs, financial institutions, pension funds, private partnerships, individual investors and others when attempting to acquire office properties.

On February 4, 2011, the Company purchased its partner's 50% interest in the Wink-Parkway Partnership ("Wink JV") for $250,000. The Wink JV was established for the purpose of owning the Wink Building, a 32,000 square foot office property in New Orleans, Louisiana. Upon completing the purchase of its partner's interest, Parkway now owns 100% of the Wink Building.

During the year ending December 31, 2011, Fund II purchased eight office properties as follows (in thousands):

Office Property	Location	Parkway Ownership	Square Feet	Date Purchased	Purchase Price
Fund II Purchases:					
3344 Peachtree	Atlanta, GA	33%	483	01/21/11	$ 167,250
245 Riverside	Jacksonville, FL	30%	135	03/31/11	18,500
Corporate Center Four at International Plaza	Tampa, FL	30%	250	04/08/11	45,000
Fund II Office Investments (1)	Various	(1)	2,083	05/18/11	316,500
Hayden Ferry Lakeside I	Phoenix, AZ	30%	203	06/30/11	39,400
			3,154		$ 586,650

(1) On May 18, 2011, Fund II completed the closing of its purchase of four additional office properties for $316.5 million. The four properties include Two Liberty Place in Philadelphia, Two Ravinia Drive in Atlanta, Bank of America Center in Orlando, and Cypress Center I, II and III ("Cypress Center") in Tampa. The properties contain approximately 2.1 million square feet of office space. An existing institutional investor in Two Liberty Place retained an 11% ownership in the property. Parkway's pro rata share of Two Liberty Place is 19% and Parkway's partner in Fund II owns the remaining 70% interest. Fund II acquired 100% of the remaining three assets, with Parkway's ownership at 30%.

The Company purchased these eight assets at an estimated weighted average capitalization rate of 7.5%. The Company computes the estimated capitalization rate by dividing cash net operating income excluding rent concessions for the first year of ownership by the gross purchase price. The Company defines cash net operating income as property specific revenues (rental revenue, property expense recoveries and other revenue) less property specific expenses (personnel, real estate taxes, insurance, repairs and maintenance and other property expenses).

The following table sets forth certain information about office properties which the Company owned or had an interest in at March 1, 2012:

Market and Property	Number Of Properties(1)	Parkway Ownership Based on Square Feet	Total Net Rentable Square Feet	Occupancy Percentage	Weighted Avg. Expiring Gross Rental Rate Per Net Rentable Square Foot(2)	% of Leases Expiring In 2012(3)
PHOENIX, AZ						
Squaw Peak I & II		100.0%	290	81.4%	$ 22.39	0.1%
Mesa Corporate Center		100.0%	105	96.2%	$ 20.30	0.1%
Hayden Ferry Lakeside I		30.0%	203	61.1%	$ 26.50	0.4%
Hayden Ferry Lakeside II (b)		30.0%	300	91.7%	$ 30.65	0.0%
	4	60.8%	898	82.0%	$ 25.88	0.6%
FT. LAUDERDALE, FL						
Hillsboro V		100.0%	116	84.5%	$ 24.41	0.2%
Hillsboro I-IV		100.0%	100	61.0%	$ 18.26	0.1%
	2	100.0%	216	73.6%	$ 22.05	0.3%
JACKSONVILLE, FL						
SteinMart Building		100.0%	196	94.9%	$ 20.37	0.1%
Riverplace South		100.0%	106	91.5%	$ 18.55	0.1%
245 Riverside		30.0%	135	68.1%	$ 22.67	0.0%
	3	78.4%	437	85.8%	$ 20.46	0.2%
ORLANDO, FL						
Citrus Center		100.0%	261	95.0%	$ 23.19	0.3%
Bank of America Center		30.0%	421	84.8%	$ 27.20	0.2%
	2	56.8%	682	88.7%	$ 25.56	0.5%
TAMPA, FL						
Corporate Center Four		30.0%	250	80.0%	$ 31.60	0.0%
Cypress Center I, II & III		30.0%	286	92.0%	$ 19.86	0.4%
The Pointe (b)		30.0%	254	85.0%	$ 24.84	0.1%
	3	30.0%	790	85.9%	$ 24.90	0.5%
ATLANTA, GA						
Waterstone		100.0%	94	68.1%	$ 22.89	0.4%
Meridian		100.0%	97	71.1%	$ 20.83	0.0%
Peachtree Dunwoody		100.0%	371	67.4%	$ 20.24	0.9%
Capital City Plaza		100.0%	409	81.7%	$ 27.82	0.3%
Lakewood II		30.0%	124	46.8%	$ 16.10	0.0%
3344 Peachtree		33.0%	485	98.4%	$ 34.01	0.0%
Two Ravinia Drive		30.0%	438	80.8%	$ 19.75	0.6%
	7	64.4%	2,018	79.6%	$ 25.78	2.2%
CHARLOTTE, NC						
Carmel Crossing		30.0%	326	85.9%	$ 18.01	0.3%
	1	30.0%	326	85.9%	$ 18.01	0.3%
PHILADELPHIA, PA						
Two Liberty Place		19.0%	941	99.0%	$ 28.00	0.0%
	1	19.0%	941	99.0%	$ 28.00	0.0%
NASHVILLE, TN						
Bank of America Plaza		100.0%	436	83.5%	$ 18.18	0.2%
	1	100.0%	436	83.5%	$ 18.18	0.2%
HOUSTON, TX						
400 Northbelt		100.0%	231	100.0%	$ 15.84	0.1%
Woodbranch		100.0%	109	100.9%	$ 18.14	0.2%
Sugar Grove		100.0%	124	89.5%	$ 17.17	0.4%
Honeywell		100.0%	156	88.5%	$ 23.02	0.1%
Schlumberger		100.0%	155	100.0%	$ 16.29	0.0%
One Commerce Green		100.0%	341	100.0%	$ 21.43	0.0%
Comerica Bank Building		100.0%	197	89.8%	$ 20.90	0.1%
550 Greens Parkway		100.0%	72	100.0%	$ 20.86	0.0%
5300 Memorial		100.0%	154	92.2%	$ 23.29	0.1%
Town & Country		100.0%	148	77.0%	$ 20.03	0.2%
	10	100.0%	1,687	94.3%	$ 19.71	1.2%
Total Core Properties	34	64.4%	8,431	86.9%	$ 23.63	6.0%
NEW ORLEANS, LA						
Wink Building		100.0%	32	0.0%	$ -	0.0%
	1	100.0%	32	0.0%	$ -	0.0%
JACKSON, MS						
One Jackson Place (a)		100.0%	222	81.5%	$ 20.97	0.1%
City Centre		100.0%	267	86.9%	$ 14.66	0.3%
111 Capitol Building (a)		100.0%	187	63.1%	$ 17.65	0.0%
The Pinnacle at Jackson Place (a)		100.0%	189	86.2%	$ 23.35	0.0%
Parking @ Jackson Place (a)		100.0%	82	40.2%	$ 7.21	0.1%
	5	100.0%	947	76.8%	$ 18.33	0.5%

Market and Property (con't)	Number Of Properties(1)	Parkway Ownership Based on Square Feet	Total Net Rentable Square Feet	Occupancy Percentage	Weighted Avg. Expiring Gross Rental Rate Per Net Rentable Square Foot(2)	% of Leases Expiring In 2012(3)
COLUMBIA, SC						
Atrium at Stoneridge		100.0%	108	76.9%	$ 16.28	0.2%
	1	100.0%	108	76.9%	$ 16.28	0.2%
MEMPHIS, TN						
Forum II & III (a)		100.0%	180	78.3%	$ 19.80	0.1%
Morgan Keegan Tower		100.0%	337	93.5%	$ 19.00	0.1%
Falls Building (a)		100.0%	155	71.0%	$ 13.45	0.1%
Toyota Center and Garage (a)		100.0%	175	87.4%	$ 22.12	0.0%
Forum I (a)		100.0%	163	78.5%	$ 22.62	0.2%
	5	100.0%	1,010	83.9%	$ 19.52	0.5%
ATLANTA, GA						
100 Ashford Center (a)		25.0%	160	61.3%	$ 19.89	0.1%
Peachtree Ridge (a)		25.0%	160	81.3%	$ 19.39	0.3%
Overlook II (a)		25.0%	261	77.4%	$ 21.73	0.2%
	3	25.0%	581	74.0%	$ 20.60	0.6%
Total Non-Strategic Properties	15	83.7%	2,678	77.9%	$ 19.20	1.8%
Total Properties as of March 1, 2012	49	69.0%	11,109	84.7%	$ 22.65	7.8%

(a) Denotes properties that were classified as held for sale as of December 31, 2011.
(b) Denotes properties that were purchased in 2012.

(1) The core properties include 34 properties comprising 8.4 million net rentable square feet and include 22 office properties owned directly and 12 office properties owned through Fund II. The non-strategic properties include 15 properties comprising 2.7 million square feet and include 11 properties classified as held for sale at December 31, 2011, and 4 properties in non-strategic markets including Columbia, South Carolina, Jackson, Mississippi, Memphis, Tennessee and New Orleans, Louisiana. See Note G – Noncontrolling Interest – Real Estate Partnerships, to the consolidated financial statements for additional information on properties owned through joint ventures.

(2) Average rent per square foot is defined as the weighted average current gross rental rate, which also includes $1.04 per square foot of escalations for operating expenses related to leased office space in the building. These rates do not reflect any future increases in contractual rent or projections with respect to expense reimbursements.

(2) The percentage of leases expiring in 2012 represents the ratio of square feet under leases expiring in 2012 divided by total net rentable square feet.

The following table sets forth scheduled lease expirations for core properties owned March 1, 2012, in occupancy at January 1, 2012 assuming no customer exercises renewal options:

Year of Lease Expiration	Number of Leases	Net Rentable Square Feet Expiring (in thousands)	Percent of Total Net Rentable Square Feet	Annualized Rental Amount Expiring (1) (in thousands)	Percent of Annualized Rental Amount Expiring	Weighted Avg Expiring Gross Rental Rate Per Net Rentable Square Foot (2)
2012	140	664	7.9%	$ 14,832	8.6%	$ 22.32
2013	118	617	7.3%	14,905	8.6%	24.16
2014	139	1,058	12.6%	22,958	13.3%	21.69
2015	116	883	10.5%	17,869	10.3%	20.23
2016	94	1,384	16.4%	32,839	19.0%	23.73
2017	58	819	9.7%	18,580	10.7%	22.69
2018	26	352	4.2%	8,995	5.2%	25.57
2019	18	631	7.5%	17,625	10.2%	27.92
2020	9	188	2.2%	5,050	2.9%	26.84
2021	13	424	5.0%	10,904	6.3%	25.71
2022 & Later	12	307	3.6%	8,560	4.9%	27.91
	743	7,327	86.9%	$ 173,117	100.0%	$ 23.63

(1) Annualized rental amount expiring is defined as net rentable square feet expiring multiplied by the weighted average expiring annual rental rate per net rentable square foot.

(2) Weighted average expiring gross rental rate is the weighted average current rental rate, which also includes $1.27 per square foot of escalations for operating expenses. These rates do not reflect any future increases in contractual rent or projections with respect to expense reimbursements.

Customers

The core office properties are leased to 743 customers, which are in a wide variety of industries including banking, insurance, professional services (including legal, accounting, and consulting), energy, financial services and telecommunications. Our largest customer and 25 largest customers accounted for 5.5% and 42.7%, respectively of our core annualized rental revenue. The information described above and presented in the following table provides details related to the 25 largest customers of the properties owned directly or through joint ventures in the Company's core markets at March 1, 2012 (in thousands, except footnotes):

Customer	No. of Props.	Square Footage Expiring 2012	2013	2014	2015	2016	2017	Thereafter	Leased Square Feet (1)	Annualized Rental Revenue (1)
(2) Blue Cross Blue Shield of Georgia, Inc.	1	-	-	-	-	-	-	199	199	$ 5,679
Nabors Industries/Nabors Corporate Services	1	-	-	220	-	-	-	-	220	4,508
(3) Honeywell	1	-	-	-	-	-	-	116	116	2,726
Southwestern Energy Company	1	-	-	118	-	-	-	-	118	2,715
(4) Schlumberger Technology	1	-	-	-	-	-	155	-	155	2,525
Connecticut General Life Insurance Company (CIGNA)	1	-	-	-	-	453	-	-	453	2,320
(5) Cox, Inc.	1	90	-	-	22	-	-	-	112	2,318
Louisiana-Pacific Corporation	1	-	-	-	105	-	-	-	105	2,291
Stein Mart, Inc.	1	-	-	-	-	107	-	-	107	2,216
(6) Bank of America, NA	1	-	-	-	124	-	-	-	124	1,980
(7) General Services Administration (GSA)	8	21	24	-	3	21	-	80	149	1,926
(8) Helix Energy Solutions	1	-	-	-	92	-	-	-	92	1,281
Tilden Lobnitz Cooper, Inc. (a/k/a TLC)	1	-	-	-	-	-	-	52	52	1,226
URS Corporation	1	-	-	-	-	49	-	-	49	1,208
(9) Lennar Homes	1	-	-	-	-	-	-	56	56	1,148
(10) DeVry, Inc.	4	13	-	-	-	-	-	61	74	1,080
Allstate Insurance Company	2	-	33	-	-	-	-	-	33	906
(11) United Healthcare Services, Inc.	1	-	-	-	-	46	-	-	46	867
Davis Miles, PLLC	1	-	-	-	-	-	-	36	36	854
(12) Vitera Healthcare Solutions, LLC	1	-	-	-	-	-	86	-	86	824
Bonneville International Corp.	1	-	-	-	-	-	-	31	31	790
(13) Weinberg, Wheeler	1	-	-	-	-	-	-	64	64	752
Jones Lang LaSalle Americas, Inc.	1	-	15	-	-	53	-	-	68	734
(14) MMI Management Services, LP	1	-	-	39	-	-	-	-	39	723
(15) Tennessee State Department of Finance	1	-	-	-	-	-	44	-	44	718
		124	72	377	346	729	285	695	2,628	$ 44,315
								Total Rentable Square Footage (1)	8,431	
								Total Annualized Rental Revenue (1)	$ 103,741	

(1) All amounts are presented for core properties as discussed in Part I. Item 2. "Properties – Office Buildings." Annualized rental revenue represents the gross rental rate (including escalations) per square foot, multiplied by the number of square feet leased by the customer. Annualized rent for customers in joint ventures is calculated based on our ownership interest. However, leased square feet and total rentable square footage represents 100% of square feet leased and owned through direct ownership or through joint ventures.

(2) Blue Cross Blue Shield of Georgia (Capital City Plaza in Atlanta) has the option to cancel 59,222 square feet either January 2016 or January 2018 with nine months written notice. Additionally, the lease provides the option to cancel an additional 29,610 square feet in January 2018 with nine months written notice.

(3) Honeywell (Honeywell Building in Houston) lease provides a cancellation option in December 2014 with 12 months notice.

(4) Schlumberger Technology (Schlumberger Building in Houston) lease provides a cancellation option in June 2015 with 12 months notice.

(5) Cox Enterprises (Peachtree Dunwoody Pavilion in Atlanta) has exercised its option to cancel 90,180 square feet effective June 2012. The Company has received a $532,000 fee associated with this lease termination which will be recorded into income over the remaining term of the lease. Additionally, the customer will continue to pay rent through the early termination date.

(6) Bank of America's (Bank of America Plaza in Nashville) lease provides an option to cancel 123,710 square feet in October 2014 with 12 months notice. Additionally, Bank of America (Bank of America Center in Orlando) has exercised its option to cancel 9,463 square feet in August 2012. Parkway will receive a $43,000 lease termination fee prior to August 2012.

(7) General Services Administration (Meridian Building in Atlanta) lease provides an option to cancel 16,778 square feet effective February of 2015 with 90 days written notice. The GSA (Bank of America Center-Orlando) lease provides an option to cancel 12,341 square feet effective October 2013 with 120 days written notice. An additional GSA lease at Bank of America Center - Orlando provides an option to cancel 34,182 square feet effective June 2018 with 120 days written notice. The GSA (Carmel Crossing-Davie Building -Charlotte) lease provides an option to cancel 21,384 square feet effective September 2014 with 90 days written notice.

(8) Helix Energy Solutions (400 North Belt in Houston) has the option to cancel with nine months written notice.

(9) Lennar Homes (550 Greens Parkway in Houston) lease provides cancellation options in October 2014, October 2015 and October 2016, each with 12 months written notice.

(10) Devry, Inc. (Mesa Corporate Center in Phoenix) lease provides a cancellation option in October 2016 with 12 months written notice.

(11) United Healthcare Services, Inc. (Peachtree Dunwoody Pavilion in Atlanta) lease provides a cancellation option in April 2014 with nine months written notice.

(12) Vitera Healthcare Solutions, LLC (Corporate Center Four at International Plaza in Tampa) lease provides a cancellation option in June 2016 with 12 months written notice.

(13) Weinberg, Wheeler (3344 Peachtree in Atlanta) lease provides a cancellation option in June 2020 with 12 months written notice.

(14) MMI Management Services, LP (400 Northbelt in Houston) lease provides an option to cancel 10,195 square feet with 30 days written notice.

(15) Tennessee State Department of Finance (Bank of America Plaza in Nashville) lease provides a cancellation option in March 2013 with six months written notice.

Significant Properties

The Company did not have any properties whose book value at December 31, 2011 exceeded ten percent of total assets.

Non-Strategic Assets

The Company defines non-strategic assets as office and parking properties that management believes (i) are located in markets where the Company cannot achieve adequate critical mass or that do not exhibit attractive long-term growth characteristics, (ii) do not have compelling rent growth or cash flow potential, or (iii) additional capital investment would not produce acceptable returns. Additionally, the Company has 12 acres of undeveloped land in New Orleans, Louisiana, and a small parcel of land in Jackson, Mississippi that are considered non-strategic assets.

As part of Parkway's new strategic objective of being a leading owner of high-quality office assets in higher growth submarkets in the Sunbelt region of the United States, the Company is undergoing an active asset recycling program. At December 31, 2011, the Company has classified $382.8 million in assets and $285.6 million in liabilities as held for sale. These assets and liabilities relate to the following:

- In December 2011, the Company completed the sale of its interest in nine assets owned by Fund I to its existing partner in the fund. The nine properties totaled 2.0 million square feet in five markets, representing the majority of the Fund I assets. Additionally, on March 1, 2012, the Company completed the sale of its interest in Renaissance Center, a 190,000 square foot office property located in Memphis, Tennessee. The sale of the three remaining assets totaling 580,000 square feet in the Fund I portfolio is expected to close by the end of the first half of 2012. In 2011, the Company recognized a total impairment loss of $105.4 million related to these properties, with $29.3 million representing Parkway's proportionate share of the loss.

- The Company is under contract for the sale of a non-core portfolio during the first quarter of 2012. The non-core portfolio includes 15 assets totaling 2.0 million square feet in Jackson, Mississippi, Memphis, Tennessee, and Richmond, Virginia. The Company recognized a total non-cash impairment loss of $57.2 million in the fourth quarter of 2011 related to this portfolio as well as a parcel of land in Jackson, Mississippi, and two remaining assets in Jackson, Mississippi and Memphis, Tennessee. As of March 1, 2012, the Company had completed the sale of seven properties totaling 580,000 square feet.

- In January 2012, the Company completed the sale of 111 East Wacker, a 1.0 million square foot office property located in Chicago, Illinois. The Company recognized a total non-cash impairment loss of $19.1 million in 2011 related to this property.

- In January 2012, Fund II completed the sale of Falls Pointe, a 107,000 square foot office property located in Atlanta, Georgia. The Company expects to record a gain on the sale in the first quarter of 2012.

Additionally, the Company has 12 acres of undeveloped land in New Orleans, Louisiana, that is considered a non-strategic asset. A non-cash impairment loss of $500,000 was recorded during 2011 with the valuation of the 12 acres of land available for sale in New Orleans, Louisiana, with the remaining book basis of the land at $250,000.

ITEM 3. ***Legal Proceedings.***

The Company and its subsidiaries are, from time to time, parties to litigation arising from the ordinary course of their business. Management of Parkway does not believe that any such litigation will materially affect the financial position or operations of Parkway.

The information set forth in Note K in the Notes to the Consolidated Financial Statements included herein is incorporated by reference.

ITEM 4. ***Not Applicable***

PART II

ITEM 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

The Company's common stock ($.001 par value) is listed and trades on the New York Stock Exchange under the symbol "PKY". The number of record holders of the Company's common stock at January 1, 2012, was 2,145.

At March 1, 2012, the last reported sales price per common share on the New York Stock Exchange was $9.97. The following table sets forth, for the periods indicated, the high and low last reported sales prices per share of the Company's common stock and the per share cash distributions paid by Parkway during each quarter.

	Year Ended December 31, 2011			Year Ended December 31, 2010		
Quarter Ended	**High**	**Low**	**Distributions**	**High**	**Low**	**Distributions**
March 31	$ 18.29	$ 15.73	$ 0.075	$ 22.93	$ 16.35	$ 0.075
June 30	$ 18.36	$ 15.94	0.075	$ 20.73	$ 14.38	0.075
September 30	$ 18.23	$ 11.00	0.075	$ 16.83	$ 13.46	0.075
December 31	$ 13.49	$ 9.49	0.075	$ 18.54	$ 14.71	0.075
			$ 0.300			$ 0.300

Common stock distributions during 2011 and 2010 ($0.30 per share) were taxable as follows for federal income tax purposes:

	Year Ended December 31	
	2011	**2010**
Ordinary income	$ -	$ 0.23
Unrecaptured Section 1250 gain	-	0.06
Return of capital	0.30	0.01
	$ 0.30	$ 0.30

The following table shows the high and low Series D preferred share prices and per share distributions paid for each quarter of 2011 and 2010 reported by the New York Stock Exchange.

	Year Ended December 31, 2011			Year Ended December 31, 2010		
Quarter Ended	**High**	**Low**	**Distributions**	**High**	**Low**	**Distributions**
March 31	$ 24.94	$ 24.72	$ 0.50	$ 25.04	$ 21.77	$ 0.50
June 30	$ 25.44	$ 24.50	0.50	$ 25.00	$ 23.38	0.50
September 30	$ 25.30	$ 23.70	0.50	$ 25.75	$ 23.50	0.50
December 31	$ 25.00	$ 22.45	0.50	$ 25.81	$ 24.80	0.50
			$ 2.00			$ 2.00

At January 1, 2012, there were five holders of record of the Company's 5.4 million outstanding shares of Series D preferred stock. Series D preferred stock distributions during 2011 and 2010 were taxable as follows for federal income tax purposes:

	Year Ended December 31	
	2011	**2010**
Ordinary income	$ -	$ 1.57
Unrecaptured Section 1250 gain	-	0.43
Return of capital	2.00	-
	$ 2.00	$ 2.00

On February 28, 2012, the Company issued 1.8 million in operating partnership units from Parkway Properties LP, to nine individuals in connection with earn-out and earn-up consideration as outlined in the Contribution Agreement, as amended, as it relates to the contribution of the Eola management company to Parkway. These units are exchangeable, at the holders' option, into an equal number of Parkway Properties, Inc. common stock.

Purchases of Equity Securities by the Issuer

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
10/01/11 to 10/31/11	5,152[(1)]	$ 11.77	-	-
11/01/11 to 11/30/11	-	-	-	-
12/01/11 to 12/31/11	-	-	-	-
Total	5,152	$ 11.77	-	-

(1) As permitted under the Company's equity compensation plan, these shares were withheld by the Company to satisfy tax withholding obligations for employees in connection with the vesting of stock. Shares withheld for tax withholding obligations do not affect the total number of shares available for repurchase under any approved common stock repurchase plan. At December 31, 2011, the Company did not have an authorized stock repurchase plan in place.

Securities Authorized for Issuance Under Equity Compensation Plans

See Item 12 of this Annual Report on Form 10-K, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," for certain information regarding the Company's equity compensation plans.

Performance Graph

The following graph provides a comparison of cumulative stockholder returns for the period from December 31, 2006 through December 31, 2011 among Parkway, the Standard & Poor's 500 Index ("S&P 500") and the National Association of Real Estate Investment Trusts ("NAREIT") Equity REIT Total Return Index ("NAREIT Equity"). The stock performance graph assumes an investment of $100 in the shares of Parkway common stock and each index and the reinvestment of any dividends. The historical information set forth below is not necessarily indicative of future performance.

The performance graph and related information shall not be deemed "soliciting material" or deemed to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing, except to the extent that the Company specifically incorporates it by reference into such filing.



Total Return Performance
120
100
80
60
40
20
0
Index Value
Parkway Properties, Inc.
NAREIT All Equity REIT
S&P 500
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11

Index	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11
	Period Ending					
Parkway Properties, Inc.	100.00	76.73	40.24	51.08	43.76	25.20
NAREIT All Equity REIT	100.00	84.31	52.50	67.20	85.98	93.10
S&P 500	100.00	105.49	66.46	84.05	96.71	98.76

Source : SNL Financial LC, Charlottesville, VA

ITEM 6. *Selected Financial Data.*

	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07
	(In thousands, except per share data)				
Operating Data:					
Revenues					
Income from office and parking properties	$ 149,000	$ 95,190	$ 96,720	$ 99,103	$ 100,669
Management company income	16,896	1,652	1,870	1,936	1,604
Total revenues	165,896	96,842	98,590	101,039	102,273
Expenses					
Property operating expenses	61,637	41,268	42,917	44,854	43,251
Depreciation and amortization	57,002	28,961	28,295	29,369	27,974
Impairment loss on real estate	6,420	-	8,817	2,542	-
Impairment loss on mortgage loan receivable	9,235	-	-	-	-
Change in fair value of contingent consideration	(13,000)	-	-	-	-
Management company expenses	13,337	2,756	1,987	1,527	890
General and administrative	18,805	15,318	14,305	18,338	14,620
Acquisition costs	17,219	846	-	-	-
Total expenses	170,655	89,149	96,321	96,630	86,735
Operating income (loss)	(4,759)	7,693	2,269	4,409	15,538
Other income and expense					
Interest and other income	938	1,487	1,597	1,176	181
Equity in earnings of unconsolidated joint ventures	57	326	445	894	1,008
Gain on real estate, joint venture interests, involuntary conversion and other assets	743	40	1,293	-	20,307
Interest expense	(31,612)	(20,271)	(19,158)	(24,875)	(26,080)
Income (loss) before income taxes	(34,633)	(10,725)	(13,554)	(18,396)	10,954
Income tax (expense) benefit	(56)	(2)	(3)	(2)	28
Income (loss) for continuing operations	(34,689)	(10,727)	(13,557)	(18,398)	10,982
Income (loss) from discontinued operations	(195,139)	(11,198)	(8,608)	(6,285)	5,536
Gain on sale of real estate from discontinued operations	17,825	8,518	-	22,588	-
Total discontinued operations	(177,314)	(2,680)	(8,608)	16,303	5,536
Net income (loss)	(212,003)	(13,407)	(22,165)	(2,095)	16,518
Noncontrolling interests	85,100	10,789	10,562	11,369	3,174
Net income (loss) for Parkway Properties, Inc.	(126,903)	(2,618)	(11,603)	9,274	19,692
Dividends on preferred stock	(10,052)	(6,325)	(4,800)	(4,800)	(4,800)
Net income (loss) attributable to common stockholders	$ (136,955)	$ (8,943)	$ (16,403)	$ 4,474	$ 14,892
Amounts attributable to common stockholders:					
Loss from continuing operations	$ (38,710)	$ (16,203)	$ (18,434)	$ (15,007)	$ 12,802
Discontinued operations	(98,245)	7,260	2,031	19,481	2,090
Net income (loss) attributable to common stockholders	$ (136,955)	$ (8,943)	$ (16,403)	$ 4,474	$ 14,892
Net income (loss) per common share attributable to Parkway Properties, Inc.					
Basic:					
Income (loss) from continuing operations attributable to Parkway Properties, Inc.	$ (1.80)	$ (0.76)	$ (0.96)	$ (1.00)	$ 0.83
Discontinued operations	(4.57)	0.34	0.11	1.30	0.13
Net income (loss) attributable to Parkway Properties, Inc.	$ (6.37)	$ (0.42)	$ (0.85)	$ 0.30	$ 0.96
Diluted:					
Income (loss) from continuing operations attributable to Parkway Properties, Inc.	$ (1.80)	$ (0.76)	$ (0.96)	$ (1.00)	$ 0.82
Discontinued operations	(4.57)	0.34	0.11	1.30	0.13
Net income (loss) attributable to Parkway Properties, Inc.	$ (6.37)	$ (0.42)	$ (0.85)	$ 0.30	$ 0.95
Book value per common share (at end of year)	$ 11.03	$ 17.50	$ 18.32	$ 22.83	$ 25.09
Dividends per common share	$ 0.30	$ 0.30	$ 1.30	$ 2.275	$ 2.60
Weighted average shares outstanding:					
Basic	21,497	21,421	19,304	15,023	15,482
Diluted	21,497	21,421	19,304	15,023	15,648
Balance Sheet Data:					
Office and parking investments, net of depreciation	$ 921,937	$ 1,389,767	$ 1,401,890	$ 1,455,239	$ 1,314,602
Total assets	1,636,311	1,603,682	1,612,146	1,687,855	1,535,794
Notes payable to banks	132,322	110,839	100,000	185,940	212,349
Mortgage notes payable	498,012	773,535	852,700	869,581	714,501
Total liabilities	1,006,274	983,163	1,041,285	1,154,383	1,015,346
Preferred stock	128,942	102,787	57,976	57,976	57,976
Noncontrolling interests	258,428	134,017	116,715	127,224	80,540
Total stockholders' equity attributable to Parkway Properties, Inc.	371,609	486,502	454,145	406,248	439,908

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Overview

We are a self-administered REIT specializing in the ownership of quality office properties in higher growth submarkets in the Sunbelt region of the United States. At March 1, 2012, Parkway owns or has an interest in a core portfolio of 34 office properties located in seven states with an aggregate of approximately 8.4 million square feet of leasable space. At March 1, 2012, the Company owns or has an interest in 15 non-strategic properties totaling 2.7 million square feet. Three of these properties represent Fund I properties in Atlanta totaling 580,000 square feet and the remaining 12 properties total 2.1 million square feet and represent non-strategic properties in Jackson, Memphis, Columbia and New Orleans. Eleven properties totaling 1.9 million square feet and included in non-strategic properties, were classified as held for sale at December 31, 2011. Part I. Item 2. "Properties – Office Buildings" includes a listing of core and non-strategic properties. Fee-based real estate services are offered through wholly-owned subsidiaries of the Company, which in total manage and/or lease approximately 13.9 million square feet for third-party owners at March 1, 2012. Unless otherwise indicated, all references to square feet represent net rentable area.

Occupancy. Parkway's revenues are dependent on the occupancy of its office buildings. At January 1, 2012, occupancy of Parkway's office portfolio was 83.9% compared to 84.4% at October 1, 2011 and 85.3% at January 1, 2011. Adjusting January 1, 2012 occupancy to be reflective of core properties owned at March 1, 2012, occupancy of Parkway's core portfolio would have been 86.9%. Parkway currently projects an average annual occupancy range of 84.5% to 86.5% during 2012 for its office properties. To combat rising vacancy, Parkway utilizes innovative approaches to produce new leases. These include the Broker Bill of Rights, a short-form service agreement and customer advocacy programs which are models in the industry and have historically helped the Company maintain occupancy over time.

During the fourth quarter of 2011, 47 leases were renewed totaling 284,000 rentable square feet at an average rent per square foot of $23.88, representing a 3.0% rate decrease, and at an average cost of $3.70 per square foot per year of the lease term. During the year ended December 31, 2011, 228 leases were renewed totaling 1.2 million rentable square feet at an average rent per square foot of $20.40, representing an 8.7% decrease, and at an average cost of $2.63 per square foot per year of the lease term.

During the fourth quarter of 2011, 16 expansion leases were signed totaling 81,000 rentable square feet at an average rent per square foot of $24.12 and at an average cost of $5.69 per square foot per year of the lease term. During the year ended December 31, 2011, 64 expansion leases were signed totaling 229,000 rentable square feet at an average rent per square foot of $23.22 and at an average cost of $4.81 per square foot per year of the lease term.

During the fourth quarter of 2011, 31 new leases were signed totaling 161,000 rentable square feet at an average rent per square foot of $21.02 and at an average cost of $4.64 per square foot per year of the term. During the year ended December 31, 2011, 154 new leases were signed totaling 978,000 rentable square feet at an average rent per square foot of $21.17 and at an average cost of $4.79 per square foot per year of the lease term.

Rental Rates. An increase in vacancy rates in a market or at a specific property has the effect of reducing market rental rates and vice versa. Parkway's leases typically have three to seven year terms, though the Company does enter into leases with terms that are either shorter or longer than that typical range. As leases expire, the Company seeks to replace the existing leases with new leases at the current market rental rate. For Parkway's core properties owned as of March 1, 2012, management estimates that it has approximately $0.72 per square foot in rental rate embedded loss in its office property leases. Embedded loss is defined as the difference between the weighted average in-place cash rents including operating expense reimbursements and the weighted average estimated market rental rate.

Customer Retention. Keeping existing customers is important as high customer retention leads to increased occupancy, less downtime between leases, and reduced leasing costs. Parkway estimates that it costs five to six times more to replace an existing customer with a new one than to retain the existing customer. In making this estimate, Parkway takes into account the sum of revenue lost during downtime on the space plus leasing costs, which typically rise as market vacancies increase. Therefore, Parkway focuses a great amount of energy on customer retention. Parkway's operating philosophy is based on the premise that it is in the customer retention business. Parkway seeks to retain its customers by continually focusing on operations at its office properties. The Company believes in providing superior customer service; hiring, training, retaining and empowering each employee; and creating an environment of open communication both internally and externally with customers and stockholders. Over the past ten years, Parkway maintained an average 66% customer retention rate. Parkway's customer retention rate was 47.1% for the quarter ended December 31, 2011, as compared to 45.4% for the quarter ended September 30, 2011, and 68.3% for the quarter ended December 31, 2010. Customer retention for the years ended December 31, 2011 and 2010 was 51.2% and 67.8%, respectively. The decrease in the customer retention rate for the year ended December 31, 2011, was primarily attributable to the expiration of the 193,000 square foot AutoTrader.com lease at Peachtree Dunwoody Pavilion in Atlanta, the expiration of the 73,000 square foot Alta Mesa lease at 1401 Enclave in Houston, and the early termination of the 135,000 square foot Health Care Services Corporation lease at 111 East Wacker Drive in Chicago.

Business Objective and Operating Strategies

Our business objective is to maximize long-term stockholder value by generating sustainable cash flow growth and increasing the long-term value of our real estate assets. We intend to achieve this objective by executing on the following business and growth strategies:

- *Create Value as the Leading Owner of Quality Assets in Core Submarkets.* Our investment strategy is to pursue attractive returns by focusing primarily on owning high-quality office buildings and portfolios that are well-located and competitively positioned within central business district and urban infill locations within our core submarkets. We also seek to pursue value-add investment opportunities on a limited basis, for example by acquiring under-leased assets at attractive purchase prices and increasing occupancy at those assets over time, to complement the balance of the core portfolio. Further, we intend to pursue an efficient capital allocation strategy that maximizes the returns on our invested capital. This may include selectively disposing of properties when we believe returns have been maximized and redeploying capital into acquisitions or other opportunities.

- *Maximize Cash Flow by Continuing to Enhance the Operating Performance of Each Property.* We provide property and asset management and leasing services to our portfolio, actively managing our properties and leveraging our customer relationships to improve operating performance, maximize long-term cash flow and enhance stockholder value. By developing an ownership plan for each of our properties and then continually managing our properties to those plans throughout our ownership, we seek to attain a favorable customer retention rate by providing outstanding property management and customer service programs responsive to the varying needs of our diverse customer base. We will also employ a judicious prioritization of capital projects to focus on projects that enhance the value of a property through increased rental rates, occupancy, service delivery, or enhanced reversion value.

- *Realize Leasing and Operational Efficiencies and Gain Local Advantage.* We expect to concentrate our real estate portfolio in submarkets where we believe that we can maximize market penetration by accumulating a critical mass of properties and thereby enhance operating efficiencies. We believe that strengthening our local presence and leveraging our extensive market relationships will yield superior market information and service delivery and facilitate additional investment opportunities to create long-term stockholder value.

Joint Ventures and Partnerships

Management views investing in wholly-owned properties as the highest priority of our capital allocation, however the Company intends to selectively pursue joint ventures if we determine that such a structure will allow us to reduce anticipated risks related to a property or portfolio or to address unusual operational risks. Under the terms of these joint ventures and partnerships, where applicable, Parkway will seek to manage all phases of the investment cycle including acquisition, financing, operations, leasing and dispositions. The Company will receive fees for providing these services.

At December 31, 2011, Parkway had two partnerships structured as discretionary funds and one other joint venture partnership agreement.

Fund I, a $500.0 million discretionary fund, was formed on July 6, 2005 and was fully invested at February 15, 2008. Fund I was structured such that OPERS would be a 75% investor and Parkway a 25% investor in the fund, with an original target capital structure of approximately $200.0 million of equity capital and $300.0 million of non-recourse, fixed-rate first mortgage debt.

On December 31, 2011, the Company completed the sale of its interest in nine assets in the Fund I portfolio to Ohio PERS. The completed sale of Fund I assets included nine properties totaling approximately 2.0 million square feet in five markets, representing a majority of the Fund I assets. Additionally, on March 1, 2012, the Company completed the sale of its interest in Renaissance Center, a 190,000 square foot office property located in Memphis, Tennessee. The sale of the remaining three assets in the Fund I portfolio is expected to close during the first half of 2012, subject to obtaining necessary lender consents in connection with the existing mortgage loans and customary closing conditions.

Fund II, a $750.0 million discretionary fund, was formed on May 14, 2008 and was fully invested at February 10, 2012. Fund II was structured such that TRST would be a 70% investor and Parkway a 30% investor in the fund, with an original target capital structure of approximately $375.0 million of equity capital and $375.0 million of non-recourse, fixed-rate first mortgage debt. Fund II acquired 12 properties totaling 4.2 million square feet in Atlanta, Charlotte, Phoenix, Jacksonville, Orlando, Tampa and Philadelphia.

Parkway serves as the general partner of Fund II and provides asset management, property management, leasing and construction management services to the fund, for which it is paid market-based fees. Cash will be distributed pro rata to each partner until a 9% annual cumulative preferred return is received and invested capital is returned. Thereafter, 56% will be distributed to TRST and 44% to Parkway. The term of Fund II will be seven years from the date the fund was fully invested, or until February 2019, with provisions to extend the term for two additional one-year periods at the discretion of Parkway.

Financial Condition

Comments are for the balance sheet dated December 31, 2011 as compared to the balance sheet dated December 31, 2010.

Office and Parking Properties. In 2011, Parkway continued the execution of its strategy of operating and acquiring office properties as well as liquidating non-strategic assets that no longer meet the Company's investment criteria strategic objectives or that the Company has determined value will be maximized by selling. During the year ended December 31, 2011, total assets increased $32.6 million or 2.0%.

Acquisitions and Improvements. Parkway's investment in office and parking properties decreased $467.8 million net of depreciation to a carrying amount of $922 million at December 31, 2011 and consisted of 36 office and parking properties totaling 8.6 million square feet. The primary reason for the decrease in office and parking properties relates to the net effect of building improvements and the purchase of nine office properties, offset by the sale of the majority of the Fund I assets as well as other non-strategic assets. Assets held for sale totaled $382.8 million at December 31, 2011 and consisted of 21 office properties totaling 3.8 million square feet under contract for sale.

On February 4, 2011, the Company purchased its partner's 50% interest in the Wink-Parkway Partnership ("Wink JV") for $250,000. The Wink JV was established for the purpose of owning the Wink Building, a 32,000 square foot office property in New Orleans, Louisiana. Upon completing the purchase of its partner's interest, Parkway now owns 100% of the Wink Building.

During the year ending December 31, 2011, Fund II purchased eight office properties as follows (in thousands):

Office Property	Location	Parkway Ownership	Square Feet	Date Purchased	Purchase Price
Fund II Purchases:					
3344 Peachtree	Atlanta, GA	33%	483	01/21/11	$ 167,250
245 Riverside	Jacksonville, FL	30%	135	03/31/11	18,500
Corporate Center Four at International Plaza	Tampa, FL	30%	250	04/08/11	45,000
Fund II Office Investments (1)	Various	(1)	2,083	05/18/11	316,500
Hayden Ferry Lakeside I	Phoenix, AZ	30%	203	06/30/11	39,400
			3,154		$ 586,650

(1) On May 18, 2011, Fund II completed the closing of its purchase of four additional office properties for $316.5 million. The four properties include Two Liberty Place in Philadelphia, Two Ravinia Drive in Atlanta, Bank of America Center in Orlando, and Cypress Center in Tampa. The properties contain approximately 2.1 million square feet of office space. An existing institutional investor in Two Liberty Place retained an 11% ownership in the property. Parkway's pro rata share of Two Liberty Place is 19% and Parkway's partner in Fund II owns the remaining 70% interest. Fund II acquired 100% of the remaining three assets, with Parkway's ownership at 30%.

On May 18, 2011, the Company closed on the agreement with Eola Capital, LLC and related entities ("Eola") in which Eola contributed its Property Management Company (the "Management Company") to Parkway. Eola's principals contributed the Management Company to Parkway for initial consideration of $32.4 million in cash and contingent consideration of 1.8 million units of limited partnership interest in Parkway's operating partnership ("OP Units") to Eola's principals through an earn-out and earn-up arrangement based on the achievement by the Management Company of certain targeted annual gross fee revenue for the balance of 2011 and 2012. On December 30, 2011, Parkway and the former Eola principals amended certain post-closing provisions of the contribution agreement to provide, among other things, that if the Management Company achieved annual revenues in excess of the original 2011 target, all OP Units subject to the 2011 earn-out, the 2012 earn-out and the earn-up will be deemed earned and paid when the 2011 earn-out payment is made. Based on the Management Company revenue for 2011, the target was achieved and all OP Units were earned and issued to Eola's principals on February 28, 2012. All OP Units are redeemable for cash or, at Parkway's option, shares of Parkway common stock on a one-for-one basis. The Management Company was contributed to a wholly-owned taxable REIT subsidiary and therefore, the Company began incurring income tax expenses upon closing of the agreement. The Management Company currently manages assets totaling approximately 11.4 million square feet and produces annual gross fee revenue of approximately $21.0 million. Parkway funded the cash consideration for the Management Company contribution with operating cash flow, proceeds from the disposition of office properties, proceeds from equity issuance and amounts available under the Company's senior unsecured revolving credit facility.

On January 11, 2012, Fund II purchased The Pointe, a 252,000 square foot Class A office building in the Westshore submarket of Tampa, Florida. The gross purchase price for The Pointe was $46.9 million and Parkway's ownership share is 30%. Parkway's equity contribution of $7.0 million was funded through availability under the Company's senior unsecured revolving credit facility.

On February 10, 2012, Fund II purchased Hayden Ferry Lakeside II ("Hayden Ferry II"), a 300,000 square foot Class A+ office building located in the Tempe submarket of Phoenix and directly adjacent to Hayden Ferry Lakeside I ("Hayden Ferry I") purchased by Fund II in the second quarter of 2011. The gross purchase price was $86.0 million and Parkway's ownership share is 30%. Simultaneous with the purchase, Fund II closed a $50.0 million first mortgage with a maturity date of July 2018. The mortgage has an initial fixed interest rate of 5.0%, which is scheduled to decline in stated increments over the first four years of the term, with the decline in the fourth year of the term subject to achieving a defined debt yield hurdle, at which time the rate will remain fixed through maturity. The mortgage loan secured by Hayden Ferry I has been amended such that it is now cross-collateralized and cross-defaulted and is coterminous with the mortgage loan secured by Hayden Ferry II. Parkway's equity contribution of $10.8 million was funded through availability under the Company's senior unsecured revolving credit facility. This investment in Hayden Ferry II completes the total investment of Fund II.

During the year ending December 31, 2011, the Company capitalized building improvements of $41.8 million and recorded depreciation expense of $76.5 million related to its office and parking properties.

Dispositions

During the year ended December 31, 2011, Parkway sold 15 office properties as follows (in thousands):

Office Property	Location	Square Feet	Date of Sale	Gross Sales Price	Gain	Impairment Loss
233 North Michigan (1)	Chicago, IL	1,070	05/11/11	$ 162,200	$ 4,292	$ -
Maitland 200 (2)	Orlando, FL	204	07/06/11	23,000	743	-
Greenbrier I & II (1)	Hampton Roads, VA	172	07/19/11	16,700	1,205	-
Glen Forest (1)	Richmond, VA	81	08/16/11	9,300	1,070	-
Tower at 1301 Gervais (1)	Columbia, SC	298	09/08/11	19,500	-	(2,667)
Wells Fargo (1)(3)	Houston, TX	134	12/09/11	-	-	(11,561)
Fund I Assets (1)(4)	Various	1,956	12/31/11	257,400	11,258	(68,513)
		3,915		$ 488,100	$ 18,568	$ (82,741)

(1) In accordance with GAAP, the gain on sale of real estate, if any, and all current and prior period income from this property has been classified as discontinued operations.
(2) Parkway owned a 20% interest in Maitland 200. Parkway's proportionate share of the total sales price is $4.6 million.
(3) During the fourth quarter of 2011, Parkway conveyed a deed in lieu of foreclosure on the Wells Fargo building. In association with the deed in lieu of foreclosure, the Company recognized an $8.6 million non-cash gain associated with the forgiveness of the mortgage loan secured by the property. Additionally, during the year ended December 31, 2011, the Company recorded a total non-cash impairment loss of $11.6 million.

(4) During the fourth quarter of 2011, the Company sold nine office properties totaling approximately 2.0 million square feet in Phoenix, Arizona; Orlando, Florida; Jacksonville, Florida; Chicago, Illinois; and Houston, Texas, representing a majority of the Fund I assets. In connection with the completed sale of these nine assets the Company recorded an $11.3 million gain on sale of the real estate from discontinued operations, of which $3.2 million was Parkway's share. Additionally, in anticipation of selling the Fund I assets, the Company recorded non-cash impairment losses during the year ended December 31, 2011, of $105.4 million, of which $29.3 million was Parkway's share. At December 31, 2011, the remaining Fund I assets were classified as held for sale and all income and expenses were classified as discontinued operations for all current and prior periods presented. On March 1, 2012, the Company completed the sale of its interest in Renaissance Center, a 190,000 square foot office property located in Memphis, Tennessee. The sale of the remaining three assets in the Fund I portfolio is expected to close during the first half of 2012, subject to obtaining necessary lender consents in connection with the existing mortgage loans and customary closing conditions.

The Company is under contract to sell a non-core portfolio of 15 assets (the "Non-Core Portfolio") in Jackson, Memphis and Richmond for a gross sale price of $147.5 million. The sale is expected to close by the end of the first quarter of 2012, subject to the buyer's successful assumption of certain existing mortgage loans and customary closing conditions. As of March 1, 2012, the Company had completed the sale of seven properties totaling 580,000 square feet.

The Company recognized a total non-cash impairment loss of approximately $57.2 million in the fourth quarter of 2011 related to the Non-Core Portfolio as well as a parcel of land in Jackson and two remaining assets in Jackson and Memphis; however, this is only an estimate and could change based primarily upon the ultimate timing of the sale. Additionally, the Company recorded a non-cash charge to interest expense in discontinued operations of $2.3 million in the fourth quarter of 2011 related to the termination of a cash flow hedging relationship and the unwinding of an interest rate swap associated with one of the non-core assets. At December 31, 2011, the Non-Core Portfolio was classified as held for sale and all income and expenses classified as discontinued operations for all current and prior periods presented.

On January 6, 2012, Fund II completed the sale of Falls Pointe, a 107,000 square foot office property located in the Central Perimeter submarket of Atlanta for a gross sale price of $6.0 million and Parkway's ownership share was 30%. In connection with the sale, the Company expects to record a gain on the sale from discontinued operations in the first quarter of 2012 of approximately $1.3 million, of which approximately $400,000 is Parkway's share. The property was unencumbered with debt at the time of the sale, and Fund II received approximately $4.3 million in net proceeds at closing, of which approximately $1.3 million was Parkway's share. At December 31, 2011, this property was classified as held for sale and all income and expenses were classified as discontinued operations for all current and prior periods presented.

On January 9, 2012, the Company completed the sale of 111 East Wacker, a 1.0 million square foot office property located in the central business district of Chicago for a gross sale price of $150.6 million. The buyer assumed the existing $147.9 million non-recourse mortgage loan secured by the property. As a result of the property being classified as held for sale at December 31, 2011, the Company recorded a non-cash impairment loss in discontinued operations in 2011 totaling $19.1 million. Parkway received approximately $2.8 million in net proceeds at closing, which were used to reduce amounts outstanding under the Company's senior unsecured revolving credit facility. At December 31, 2011, this property was classified as held for sale and all income and expenses were classified as discontinued operations for all current and prior periods presented.

Land Available for Sale. Land available for sale includes 12 acres of land in New Orleans, Louisiana and decreased $500,000 to a carrying value of $250,000. The decrease is related to a non-cash impairment loss recorded in the fourth quarter of 2011 in connection with the valuation of the land based on a change in the estimated fair value.

Mortgage Loans. Parkway's investment in mortgage loans decreased $8.8 million or 85.5% for the year ended December 31, 2011 and is primarily due to a non-cash impairment loss recorded on a mortgage loan of $9.2 million in connection with the B participation piece of a first mortgage secured by an 844,000 square foot office property in Dallas, Texas known as 2100 Ross. The borrower is currently in default on the first mortgage and based on current information, the Company does not believe it will recover its investment in the loan. Therefore, Parkway wrote off its investment in the mortgage loan during the third quarter of 2011. The Company's original cash investment in the loan was $6.9 million and was purchased in November 2007.

Receivables and Other Assets. For the year ended December 31, 2011, rents receivable and other assets decreased $23.1 million or 17.4%. The primary reason for the decrease in receivables and other assets relates the reclassification of certain assets to assets held for sale, completed dispositions in 2011, offset by the increase in lease costs related to the purchase price allocation of eight office properties.

Intangible Assets, Net. For the year ended December 31, 2011, intangible assets net of related amortization increased $45.0 million or 88.9% and was primarily due to the purchase of eight office properties and $26.2 million of goodwill recorded in connection with the Eola combination, offset by the sale of the majority of the Fund I assets and other 2011 dispositions as well as the reclassification of certain assets to assets held for sale.

Management Contracts, Net. For the year ended December 31, 2011, management contracts increased $49.6 million due to the Eola combination.

During the second quarter of 2011, as part of the Company's combination with Eola, Parkway purchased the management contracts associated with Eola's property management business. At the purchase date, the contracts were valued at $51.8 million. During the year ended December 31, 2011, the Company recorded amortization expense of $2.2 million on the management contracts.

Cash and Cash Equivalents. Cash and cash equivalents increased $55.5 million or 282.2% for the year ended December 31, 2011 and is primarily due to equity contributions from Fund II's limited partners for the purchase of office properties which closed during the first quarter of 2012. Parkway's proportionate share of cash and cash equivalents at December 31, 2011 and December 31, 2010 was $25.8 million and $9.7 million, respectively.

Accounts Payable and Other Liabilities. For the year ended December 31, 2011, accounts payable and other liabilities decreased $8.4 million or 8.6% and is primarily due to the properties sold in 2011 or classified to held for sale in 2011, offset by the recognition of a liability for deferred taxes in the amount of $14.3 million and contingent consideration of $18.0 million, both in connection with the purchase of the Eola management company.

Assets Held for Sale and Liabilities Related to Assets Held for Sale. For the year ended December 31, 2011, assets held for sale increased to $382.8 million and liabilities related to assets held for sale increased to $285.6 million. For a complete discussion of assets and related liabilities held for sale, please reference "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Discontinued Operations."

Notes Payable to Banks. Notes payable to banks increased $21.5 million or 19.4% for the year ended December 31, 2011. At December 31, 2011, notes payable to banks totaled $132.3 million and the increase is primarily attributable to advances on the Company's senior unsecured revolving credit facility to make investments in and improvements to office properties, offset by proceeds received from the sale of office properties during the year.

On January 31, 2011, the Company closed a new $190.0 million senior unsecured revolving credit facility and a new $10.0 million unsecured working capital revolving credit facility. These credit facilities have an initial term of three years and replaced an existing unsecured revolving credit facility, term loan and working capital facility that were scheduled to mature on April 27, 2011. The Company had a $100.0 million interest rate swap associated with the credit facilities that expired March 31, 2011, and locked LIBOR at 3.635%. Wells Fargo Securities and JP Morgan Securities LLC acted as Joint Lead Arrangers and Joint Book Runners on the new senior unsecured revolving credit facility. In addition, Wells Fargo Bank, N.A. acted as Administration Agent and JPMorgan Chase Bank, N.A. acted as Syndication Agent. Other participating lenders include PNC Bank, N.A., Bank of America, N.A., US Bank, N.A., Trustmark National Bank, and BancorpSouth Bank. The working capital revolving credit facility was provided solely by PNC Bank, N.A. On September 20, 2011, the Company entered into an amendment to the revolving credit facility that reduced the tangible net worth requirement and adjusted the definition of Funds from Operation ("FFO") under the revolving credit facility.

Mortgage Notes Payable. During the year ended December 31, 2011, mortgage notes payable decreased $21.1 million or 2.7% (including mortgage notes payable included in liabilities held for sale) as a result of the following (in thousands):

	Increase (Decrease)
Placement of mortgage debt on Fund II properties	$ 222,013
Assumption of mortgage debt on 3344 Peachtree	87,225
Principal paid on early extinguishment of debt	(95,037)
Transfer of mortgage to purchaser of Fund I properties	(215,285)
Forgiveness of mortgage debt on Wells Fargo	(8,507)
Scheduled principal payments	(11,531)
	$ (21,122)

On January 21, 2011, in connection with its purchase of 3344 Peachtree in Atlanta, Georgia, Fund II assumed the $89.6 million existing non-recourse first mortgage loan, which matures on October 1, 2017, and carries a fixed interest rate of 4.8%. In accordance with GAAP, the mortgage loan was recorded at $87.2 million to reflect the value of the instrument based on a market interest rate of 5.25% on the date of purchase.

On February 18, 2011, Fund II obtained a $10.0 million mortgage non-recourse loan secured by Carmel Crossing, a 326,000 square foot office complex in Charlotte, North Carolina. The mortgage loan has a fixed rate of 5.5% and a term of nine years.

On March 31, 2011, Fund II obtained a $9.3 million non-recourse mortgage loan secured by 245 Riverside, a 135,000 square foot office property in Jacksonville, Florida. The mortgage has a stated rate of LIBOR plus 200 basis points, an initial 36 month interest only period and a maturity of March 31, 2019. In connection with this mortgage, Fund II entered into an interest rate swap that fixes the interest rate at 5.3% through September 30, 2018.

On April 8, 2011, Fund II obtained a $22.5 million non-recourse mortgage loan secured by Corporate Center Four, a 250,000 square foot office property in Tampa, Florida. The mortgage has a stated rate of LIBOR plus 200 basis points, an initial 36 month interest only period and a maturity of April 8, 2019. In connection with this mortgage, Fund II entered into an interest rate swap that fixes the interest rate at 5.4% through October 8, 2018.

On May 11, 2011, in connection with the sale of 233 North Michigan, Parkway repaid the $84.6 million non-recourse mortgage loan that was scheduled to mature in July 2011. The Company recognized a gain on extinguishment of debt of $302,000 during the second quarter of 2011, which is recorded in income from discontinued operations.

On May 18, 2011, Fund II obtained the following mortgage loans in connection with the purchase of four office properties:

- A $12.1 million non-recourse mortgage loan secured by Cypress Center, a 286,000 square foot office complex in the Westshore submarket of Tampa, Florida. The mortgage loan has a stated rate of LIBOR plus 200 basis points with a maturity of May 18, 2016. Upon obtaining the mortgage, Fund II entered into an interest rate swap that fixes the interest rate at 4.1% through November 18, 2015.

- A $33.9 million non-recourse mortgage loan secured by Bank of America Center, a 421,000 square foot office property in the central business district of Orlando, Florida. The mortgage loan has a stated rate of LIBOR plus 200 basis points with a maturity of May 18, 2018. Upon obtaining the mortgage, Fund II entered into an interest rate swap that fixes the interest rate at 4.7% through November 18, 2017.

- A $22.1 million non-recourse mortgage loan secured by Two Ravinia Drive, a 438,000 square foot office property located in the Central Perimeter submarket of Atlanta, Georgia. The mortgage loan has a stated rate of LIBOR plus 200 basis points with a maturity of May 20, 2019. Upon obtaining the mortgage, Fund II entered into an interest rate swap that fixes the interest rate at 4.99% through November 18, 2018.

- A $90.2 million non-recourse mortgage loan secured by Two Liberty Place, a 941,000 square foot office property located in the central business district of Philadelphia, Pennsylvania. The mortgage loan has a fixed rate of 5.2% and a maturity date of June 10, 2019.

On June 1, 2011, the Company repaid a $9.9 million non-recourse mortgage loan secured by Forum I, a 163,000 square foot office property in Memphis, Tennessee. The mortgage loan had a fixed interest rate of 5.3%. The Company repaid the mortgage loan using available proceeds under the credit facility.

Upon its maturity on June 1, 2011, the Company elected not to repay an $8.5 million non-recourse mortgage loan secured by the Wells Fargo Building, a 136,000 square foot office building in Houston. This mortgage loan had a fixed interest rate of 4.4%. A third-party buyer purchased the mortgage and accepted a deed in lieu of foreclosure on the property on December 9, 2011. The Company recognized a total non-cash impairment loss of $11.6 million in discontinued operations during the year ended December 31, 2011, and recorded a gain on the forgiveness of debt in discontinued operations of $8.6 million.

On July 25, 2011, Fund II obtained a $22.0 million non-recourse mortgage loan secured by Hayden Ferry I, a 203,000 square foot office property located in the Tempe submarket of Phoenix, Arizona. The mortgage loan has a stated rate of LIBOR plus 200 basis points, an initial 36 month interest only period, and a maturity date of July 25, 2018. In connection with this mortgage, Fund II entered into an interest rate swap that fixes the interest rate at 4.5% through January 25, 2018. During the first quarter of 2012, the mortgage loan secured by Hayden Ferry I was amended such that it is now cross-collateralized, cross-defaulted and coterminous with the mortgage loan secured by Hayden Ferry II.

In connection with the sale of the nine Fund I assets, the buyer assumed a total of $215.3 million in non-recourse mortgage loans, of which $63.2 million was Parkway's share, with a weighted average interest rate of 5.6%. On March 1, 2012, in connection with the sale of Renaissance Center, the buyer assumed the $15.6 million non-recourse mortgage loan, of which $3.9 million was Parkway's share. The remaining three assets in the Fund I portfolio have a total of $61.3 million in non-recourse mortgage loans, of which $15.3 million is Parkway's share, which will be assumed by the buyer upon closing during the first half of 2012.

On January 9, 2012, the Company completed the sale of 111 East Wacker, a 1.0 million square foot office property located in the central business district of Chicago. In connection with the sale, the buyer assumed the existing $147.9 million non-recourse mortgage loan secured by the property. The loan was scheduled to mature on July 11, 2016 and carried a fixed interest rate of 6.3%.

On January 11, 2012, Fund II obtained a $23.5 million non-recourse mortgage loan secured by The Pointe, a 252,000 square foot Class A office property in the Westshore submarket of Tampa, Florida. This new mortgage loan matures in February 2019, has a fixed interest rate of 4.0%, and is interest only for the first 42 months of the term.

On February 10, 2012, Fund II obtained a $50.0 million non-recourse mortgage loan secured by Hayden Ferry II, a 300,000 square foot class A+ office property located in the Tempe submarket of Phoenix, Arizona, which matures in July 2018. The mortgage loan has an initial fixed interest rate of LIBOR plus 350 basis points, which is scheduled to decline in stated increments over the first four years of the term, with the decline in the fourth year of the term subject to achieving a defined debt yield hurdle, at which time the rate will remain fixed through maturity. In connection with this mortgage loan, Fund II entered into an interest rate swap that fixes the interest rate at 5.0% through January 25, 2018. The mortgage loan is cross-collateralized, cross-defaulted and coterminous with the mortgage loan secured by Hayden Ferry I.

The Company expects to continue seeking primarily fixed rate, non-recourse mortgage financing with maturities from five to ten years typically amortizing over 25 to 30 years on select office building investments as additional capital is needed. The Company monitors a number of leverage and other financial metrics defined in the loan agreements for the Company's senior unsecured revolving credit facility and working capital unsecured credit facility, which include but are not limited to the Company's total debt to total asset value. In addition, the Company monitors interest, fixed charge and modified fixed charge coverage ratios as well the net debt to EBITDA multiple. The interest coverage ratio is computed by comparing the cash interest accrued to EBITDA. The fixed charge coverage ratio is computed by comparing the cash interest accrued, principal payments made on mortgage loans and preferred dividends paid to EBITDA. The modified fixed charge coverage ratio is computed by comparing cash interest accrued and preferred dividends paid to EBITDA. The net debt to EBITDA multiple is computed by comparing Parkway's share of net debt to EBITDA computed for a trailing 12-month period and adjusted pro forma for any completed investment activity. Management believes all of the leverage and other financial metrics it monitors, including those discussed above, provide useful information on total debt levels as well as the Company's ability to cover interest, principal and/or preferred dividend payments. The Company plans to maintain over time a net debt to EBITDA multiple of 5.5 to 6.5 times.

Preferred Stock. On May 18, 2011, the Company issued approximately 1.0 million additional shares of its 8.0% Series D Cumulative Redeemable Preferred Stock to an institutional investor at a price of $25.00 per share, equating to a yield of 8.0%. The Series D Preferred Stock has a $25.00 liquidation value per share and is redeemable at the option of the Company at any time upon proper notice. The Company used the net proceeds of approximately $26.2 million to fund the combination with Eola and the Company's share of equity contributions to purchase Fund II office properties. A total of 5.4 million shares of Series D Preferred Stock were outstanding at December 31, 2011, with a liquidation value of $135.5 million.

Shelf Registration Statement. The Company has a universal shelf registration statement on Form S-3 (No. 333-178001) that was declared effective by the Securities and Exchange Commission on December 5, 2011. The Company may offer an indeterminate number or amount, as the case may be, of (i) shares of common stock, par value $0.001 per share; (ii) shares of preferred stock, par value $0.001 per share; and (iii) warrants to purchase preferred stock or common stock, all of which may be issued from time to time on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, at an aggregate public offering price not to exceed $500 million. As of March 1, 2012, the Company had $500 million of securities available for issuance under the registration statement.

The Company also has a registration statement on Form S-3 (No. 333-178003) that was declared effective by the Securities and Exchange Commission on February 28, 2012. The Company may issue up to 1.8 million shares of common stock, par value $0.001 per share, to certain holders of common units of limited partnership interests in Parkway Properties LP ("PPLP"), a Delaware limited partnership. The Company's indirect, controlled subsidiary is the general partner of PPLP. Pursuant to the Partnership Agreement for PPLP, the Company may elect to deliver shares to common unit holders who wish to have their common units redeemed. As of March 1, 2012, the Company had 1.8 million shares of common stock available for issuance under the registration statement.

The reconciliation of net loss for Parkway Properties, Inc. to EBITDA and the computation of the Company's proportionate share of the interest, fixed charge, modified fixed charge coverage ratios, as well as the net debt to EBITDA multiple is as follows for the year ended December 31, 2011 and 2010 (in thousands):

	Year Ended December 31	
	2011	2010
Net loss for Parkway Properties, Inc.	$ (126,903)	$ (2,618)
Adjustments to loss for Parkway Properties, Inc.:		
Interest expense	59,565	53,062
Amortization of loan costs	2,144	1,713
Non-cash charge for interest rate swap	2,338	-
(Gain) loss on early extinguishment of debt	(7,937)	189
Acquisition costs	15,447	266
Depreciation and amortization	111,150	92,311
Amortization of share-based compensation	1,341	1,319
Gain on sale of real estate (Parkway's share)	(10,510)	(8,518)
Non-cash loss (Parkway's share)	129,481	4,080
Change in fair value of contingent consideration	(13,000)	-
Tax expense	56	2
EBITDA adjustments – unconsolidated joint ventures	375	488
EBITDA adjustments – noncontrolling interest in real estate partnerships	(57,359)	(29,939)
EBITDA (1)	$ 106,188	$ 112,355
Interest coverage ratio:		
EBITDA	$ 106,188	$ 112,355
Interest expense:		
Interest expense	$ 59,565	$ 53,062
Interest expense - unconsolidated joint ventures	143	145
Interest expense - noncontrolling interest in real estate partnerships	(20,145)	(12,000)
Total interest expense	$ 39,563	$ 41,207
Interest coverage ratio	2.68	2.73
Fixed charge coverage ratio:		
EBITDA	$ 106,188	$ 112,355
Fixed charges:		
Interest expense	$ 39,563	$ 41,207
Preferred dividends	10,052	6,325
Principal payments (excluding early extinguishment of debt)	11,531	14,222
Principal payments - unconsolidated joint ventures	35	33
Principal payments - noncontrolling interest in real estate partnerships	(2,761)	(1,056)
Total fixed charges	$ 58,420	$ 60,731
Fixed charge coverage ratio	1.82	1.85
Modified fixed charge coverage ratio:		
EBITDA	$ 106,188	$ 112,355
Modified fixed charges:		
Interest expense	$ 39,563	$ 41,207
Preferred dividends	10,052	6,325
Total modified fixed charges	$ 49,615	$ 47,532
Modified fixed charge coverage ratio	2.14	2.36
Net Debt to EBITDA multiple:		
EBITDA – adjusted trailing 12 months	$ 107,295	$ 112,355
Parkway's share of total debt:		
Mortgage notes payable	$ 498,012	$ 773,535
Mortgage notes payable – held for sale	254,401	-
Notes payable to banks	132,322	110,839
Adjustments for unconsolidated joint ventures	2,440	2,474
Adjustments for noncontrolling interest in real estate partnerships	(280,739)	(211,836)
Parkway's share of total debt	606,436	675,012
Less: Parkway's share of cash	(25,848)	(9,652)
Parkway's share of net debt	$ 580,588	$ 665,360
Net Debt to EBITDA multiple	5.4	5.9

(1) Parkway defines EBITDA, a non-GAAP financial measure, as net income before interest, income taxes, depreciation, amortization, losses on early extinguishment of debt and other gains and losses. EBITDA, as calculated by us, is not comparable to EBITDA reported by other REITs that do not define EBITDA exactly as we do.

The Company believes that EBITDA helps investors and Parkway's management analyze the Company's ability to service debt and pay cash distributions. However, the material limitations associated with using EBITDA as a non-GAAP financial measure compared to cash flows provided by operating, investing and financing activities are that EBITDA does not reflect the Company's historical cash expenditures or future cash requirements for working capital, capital expenditures or the cash required to make interest and principal payments on the Company's outstanding debt. Although EBITDA has limitations as an analytical tool, the Company compensates for the limitations by only using EBITDA to supplement GAAP financial measures. Additionally, the Company believes that investors should consider EBITDA in conjunction with net income and the other required GAAP measures of its performance and liquidity to improve their understanding of Parkway's operating results and liquidity.

Parkway views EBITDA primarily as a liquidity measure and, as such, the GAAP financial measure most directly comparable to it is cash flows provided by operating activities. Because EBITDA is not a measure of financial performance calculated in accordance with GAAP, it should not be considered in isolation or as a substitute for operating income, net income, or cash flows provided by operating, investing and financing activities prepared in accordance with GAAP. The following table reconciles cash flows provided by operating activities to EBITDA for the years ended December 31, 2011 and 2010 (in thousands):

	Year Ended December 31	
	2011	2010
Cash flows provided by operating activities	$ 35,527	$ 68,059
Amortization of (above) below market leases	(1,090)	566
Amortization of mortgage loan discount	400	710
Interest rate swap adjustment	2,338	-
Operating distributions from unconsolidated joint ventures	(507)	-
Interest expense	59,565	53,062
Net loss on early extinguishment of debt	664	189
Tax expense – current	486	2
Acquisition costs	15,447	266
Change in deferred leasing costs	16,947	13,425
Change in receivables and other assets	19,737	4,194
Change in accounts payable and other liabilities	(3,443)	(9,782)
Adjustments for noncontrolling interests	(40,315)	(19,150)
Adjustments for unconsolidated joint ventures	432	814
EBITDA	$ 106,188	$ 112,355

Equity. Total equity increased $9.5 million or 1.5% during the year ended December 31, 2011 as a result of the following (in thousands):

	Increase (Decrease)
Net loss attributable to Parkway Properties, Inc.	$ (126,903)
Net loss attributable to noncontrolling interest	(85,100)
Net loss	(212,003)
Change in market value of interest rate swaps	(8,131)
Comprehensive loss	(220,134)
Common stock dividends declared	(6,574)
Preferred stock dividends declared	(10,052)
Share-based compensation	1,341
Issuance of preferred stock	26,155
Shares issued in lieu of Director's Fees	198
Shares purchased to satisfy tax withholding obligation on vesting of restricted stock and deferred incentive share units	(397)
Net shares distributed from deferred compensation plan	1,676
Contribution of capital by noncontrolling interest	287,501
Distribution of capital to noncontrolling interest	(43,546)
Sale of noncontrolling interest in Parkway Properties Office Fund, L.P.	(26,650)
	$ 9,518

Results of Operations

Comments are for the year ended December 31, 2011 compared to the year ended December 31, 2010.

Net loss attributable to common stockholders for the years ended December 31, 2011 and 2010 was $137.0 million ($6.37 per basic common share) and $8.9 million ($0.42 per basic common share), respectively. The primary reason for the increase in net loss attributable to common stockholders for the year ended December 31, 2011 as compared to the same period for 2010 is an increase in asset disposition activity in 2011, which resulted in an increase in the loss from discontinued operations attributable to common stockholders of $105.5 million. Included in the loss from discontinued operations are impairment losses totaling $189.9 million offset by loss attributable to noncontrolling interests of $79.1 million. The change in loss from discontinued operations as well as other variances for income and expense items that comprise net loss attributable to common stockholders is discussed in detail below.

Office and Parking Properties. The analysis below includes changes attributable to same-store properties and dispositions of office properties. Same-store properties are consolidated properties that the Company owned for the current and prior year reporting periods, excluding properties classified as discontinued operations. During the year ended December 31, 2011, the Company classified as discontinued operations 14 assets sold in 2011 totaling 3.7 million square feet and 21 assets that were held for sale at December 31, 2011 totaling 3.8 million square feet. At December 31, 2011, same-store properties consisted of 27 properties comprising 5.3 million square feet.

The following table represents revenue from office and parking properties for the years ended December 31, 2011 and 2010 (in thousands):

	Year Ended December 31			
	2011	2010	Increase (Decrease)	% Change
Revenue from office and parking properties:				
Same-store properties	$ 89,680	$ 94,826	$ (5,146)	-5.4%
Properties acquired	59,320	364	58,956	N/M*
Total revenue from office and parking properties	$ 149,000	$ 95,190	$ 53,810	56.5%

*N/M – Not meaningful

Revenue from office and parking properties for same-store properties decreased $5.1 million or 5.4% for the year ended December 31, 2011, compared to the same period for 2010. The primary reason for the decrease is due to a decrease in average same-store occupancy for the year ended December 31, 2011 compared to the same period for 2010. Average same-store occupancy decreased 460 basis points for the year ended December 31, 2011, compared to the same period of 2010.

The following table represents property operating expenses for the years ended December 31, 2011 and 2010 (in thousands):

	Year Ended December 31			
	2011	2010	Increase (Decrease)	% Change
Expense from office and parking properties:				
Same-store properties	$ 39,269	$ 40,984	$ (1,715)	-4.2%
Properties acquired	22,368	284	22,084	N/M*
Total expense from office and parking properties	$ 61,637	$ 41,268	$ 20,369	49.4%

*N/M – Not meaningful

Property operating expenses for same-store properties decreased $1.7 million or 4.2% for the year ended December 31, 2011, compared to the same period of 2010. The primary reason for the decrease is due to decreased ad valorem taxes, personnel, and contract services expense.

Depreciation and amortization expense attributable to office and parking properties increased $28.0 million for the year ended December 31, 2011 compared to the same period for 2010. The primary reason for the increase is the purchase of additional interests in office properties during 2010 and nine office properties during 2011

Impairment Loss on Real Estate. The Company recorded total impairment losses on real estate from continuing operations of $6.4 million and discontinued operations of $189.9 million, for a total of $196.3 million for the year ended December 31, 2011. Parkway's proportionate share of total impairment losses on real estate from continuing operations was $6.4 million and discontinued operations of $113.8 million, for a total of $120.2 million for the year ended December 31, 2011. Impairment losses on real estate in continuing operations are comprised of the $5.9 million loss in connection with two remaining assets in Jackson, Mississippi and Memphis, Tennessee, and a $500,000 loss on non-depreciable land in New Orleans, Louisiana. Impairment losses on real estate in discontinued operations are comprised of the $105.4 million loss (Parkway's share $29.3 million) in connection with sale of Parkway's interests in the Fund I office portfolio, a $51.2 million loss in connection with the sale of non-core assets and a parcel of land in Jackson, Mississippi; Memphis, Tennessee; and Richmond, Virginia, a $19.1 million loss in connection with the sale of 111 East Wacker in Chicago, Illinois, a $11.6 million loss in connection with the Wells Fargo Building office property in Houston, Texas, all of which were classified as held for sale at December 31, 2011, and a $2.7 million loss in connection with the sale of Tower at 1301 Gervais in Columbia, South Carolina.

Impairment Loss on Mortgage Loan Receivable. During the year ended December 31, 2011, the Company recorded a non-cash impairment loss on a mortgage loan of $9.2 million in connection with the B participation piece of a first mortgage secured by an 844,000 square foot office property in Dallas, Texas known as 2100 Ross. The borrower is currently in default on the first mortgage and based on current information, the Company does not believe it will recover its investment in the loan. Therefore, Parkway has written off its investment in the mortgage loan. The Company's original cash investment in the loan was $6.9 million and was purchased in November 2007.

Change in Fair Value of Contingent Consideration. On May 18, 2011, the Company closed on the agreement with Eola in which Eola contributed its Property Management Company to Parkway. Eola's principals contributed the Management Company to Parkway for initial consideration of $32.4 million in cash and contingent consideration of 1.8 million units of limited partnership interest in Parkway's operating partnership ("OP Units") to Eola's principals through an earn-out and earn-up arrangement based on the achievement by the Management Company of certain targeted annual gross fee revenue for the balance of 2011 and 2012. The initial value of the OP Units was $31.0 million based on Parkway's stock price on the date of purchase. However, due to the decline in Parkway's stock price during the year, the value of the contingent consideration was reduced to $18.0 million, resulting in a change in fair value of the contingent consideration of $13.0 million. On December 30, 2011, Parkway and the former Eola principals amended certain post-closing provisions of the contribution agreement to provide, among other things, that if the Management Company achieved annual revenues in excess of the original 2011 target, all OP Units subject to the 2011 earn-out, the 2012 earn-out and the earn-up will be deemed earned and paid when the 2011 earn-out payment is made. Based on the Management Company revenue for 2011, the target was achieved and all OP Units were earned and issued to Eola's principals on February 28, 2012. All OP Units are redeemable for cash or, at Parkway's option, shares of Parkway common stock on a one-for-one basis.

Management Company Income and Expenses. Management company income increased $15.2 million and management company expenses increased $10.6 million during the year ended December 31, 2011 and is primarily a result of the purchase of the Eola Management Company in May 2011.

Acquisition Costs. During the year ended December 31, 2011, the Company incurred $17.2 million in acquisition costs related to the contribution of Eola's management company to Parkway that closed during the second quarter of 2011 and the purchase of eight Fund II office properties. Parkway's proportionate share of acquisition costs for the year ended December 31, 2011 was $15.4 million.

Share-Based and Long-Term Compensation Expense. Compensation expense related to restricted shares and deferred incentive share units of $1.3 million was recognized for the years ended December 31, 2011 and 2010. Total compensation expense related to nonvested awards not yet recognized was $2.6 million at December 31, 2011. The weighted average period over which the expense is expected to be recognized is approximately 2.2 years.

On January 14, 2011, the Board of Directors approved 55,623 long-term equity incentive awards to officers of the Company. The long-term equity incentive awards are valued at $736,000 which equates to an average price per share of $13.23 and consist of 25,620 time-based awards, 16,883 market condition awards subject to an absolute total return goal, and 13,120 market condition awards subject to a relative total return goal. These shares are accounted for as equity-classified awards.

On May 12, 2011, the Company's Board of Directors, upon the recommendation of the Compensation Committee, approved the Parkway Properties, Inc. 2011 Employee Inducement Award Plan (the "2011 Inducement Plan"). The 2011 Inducement Plan is substantively similar to the Company's 2010 Omnibus Equity Incentive Plan, approved by the Company's stockholders on May 13, 2010, however the potential awards under the 2011 Inducement Plan are limited to shares of restricted stock and restricted share units to new employees of the Company as a result of the Company's combination with Eola. Under the 2011 Inducement Plan, the Board of Directors approved the grant of up to 149,573 restricted shares and/or deferred incentive share units to employees and directors of the Company in connection with the combination with Eola. The Plan shall continue in effect until the earlier of (a) its termination by the Board or (b) the date on which all of the shares of Stock available for issuance under the Plan have been issued; provided that awards outstanding on that date shall survive in accordance with their terms.

On May 18, 2011, 63,241 long-term equity incentive awards were granted to new officers of the Company under the 2011 Inducement Plan. The long-term equity incentive awards are valued at $577,000 which equates to an average price per share of $9.12 and consist of 11,384 time-based awards, 29,091 market condition awards subject to an absolute total return goal, and 22,766 market condition awards subject to a relative total return goal. The Company also awarded 17,530 deferred incentive share units to approximately 136 other former employees of Eola who became employees of the Company effective May 18, 2011. These shares are accounted for as equity-classified awards.

On June 1, 2011, 68,802 long-term equity incentive awards were granted to new officers of the Company under the 2011 Inducement Plan. The long-term equity incentive awards are valued at $628,000 which equates to an average price per share of $9.13 and consist of 12,384 time-based awards, 31,649 market condition awards subject to an absolute total return goal, and 24,769 market condition awards subject to a relative total return goal. These shares are accounted for as equity-classified awards.

On June 20, 2011, 8,705 long-term equity incentive awards were granted to officers of the Company. The long-term equity incentive awards are valued at $68,000 which equates to an average price per share of $7.81 and consist of 534 time-based awards, 4,584 market condition awards subject to an absolute total return goal, and 3,587 market condition awards subject to a relative total return goal. These shares are accounted for as equity-classified awards.

A summary of the Company's restricted stock and deferred incentive share unit activity is as follows:

	Restricted Shares	Weighted Average Price	Deferred Incentive Share Units	Weighted Average Price
Outstanding at December 31, 2009	308,975	29.94	18,055	34.08
Granted	345,120	7.30	3,805	14.83
Vested	(152,941)	33.06	(4,355)	47.78
Forfeited	(21,224)	26.69	(1,865)	32.99
Outstanding at December 31, 2010	479,930	12.81	15,640	25.71
Granted	235,168	10.31	20,435	23.97
Vested	(99,202)	23.99	(4,930)	45.11
Forfeited	(161,826)	10.68	(3,775)	20.38
Outstanding at December 31, 2011	454,070	$ 9.83	27,370	$ 21.65

On February 14, 2012, the Board of Directors approved 21,900 long-term equity incentive awards to officers of the Company. The long-term equity incentive awards are valued at $222,000 which equates to an average price per share of $10.15 and are time-based awards. These shares are accounted for as equity-classified awards.

The time-based awards will vest ratably over four years from the date the shares were granted. The market condition awards are contingent on the Company meeting goals for compounded annual total return to stockholders ("TRS") over the three year period beginning July 1, 2010. The market condition goals are based upon (i) the Company's absolute compounded annual TRS; and (ii) the Company's absolute compounded annual TRS relative to the compounded annual return of the MSCI US REIT ("RMS") Index calculated on a gross basis, as follows:

	Threshold	Target	Maximum
Absolute Return Goal	10%	12%	14%
Relative Return Goal	RMS + 100 bps	RMS + 200 bps	RMS + 300 bps

With respect to the absolute return goal, 15% of the award is earned if the Company achieves threshold performance and a cumulative 60% is earned for target performance. With respect to the relative return goal, 20%

of the award is earned if the Company achieves threshold performance and a cumulative 55% is earned for target performance. In each case, 100% of the award is earned if the Company achieves maximum performance or better. To the extent actually earned, the market condition awards will vest 50% on each of July 15, 2013 and 2014.

The total compensation expense for the long-term equity incentive awards is based upon the fair value of the shares on the grant date, adjusted for estimated forfeitures. The grant date fair value for awards that are subject to a market condition are determined using a simulation pricing model developed to specifically accommodate the unique features of the awards.

The Company also adopted a long-term cash incentive that was designed to reward significant outperformance over the three year period beginning July 1, 2010. The performance goals for actual payment under the long-term cash incentive will require the Company to (i) achieve an absolute compounded annual TRS that exceeds 14% AND (ii) achieve an absolute compounded annual TRS that exceeds the compounded annual return of the RMS by at least 500 basis points. Notwithstanding the above goals, in the event the Company achieves an absolute compounded annual TRS that exceeds 19%, then the Company must achieve an absolute compounded annual TRS that exceeds the compounded annual return of the RMS by at least 600 basis points. The aggregate amount of the cash incentive earned would increase with corresponding increases in the absolute compounded annual TRS achieved by the Company. There will be a cap on the aggregate cash incentive earned in the amount of $7.1 million. Achievement of the maximum cash incentive would equate to an absolute compounded annual TRS that approximates 23%, provided that the absolute compounded annual TRS exceeds the compounded annual return of the RMS by at least 600 basis points. The total compensation expense for the long-term cash incentive is based upon the estimated fair value of the award on the grant date and adjusted as necessary each reporting period. The long-term cash incentive awards are accounted for as a liability-classified award on the Company's 2010 consolidated balance sheet. The grant date and quarterly fair value estimates for awards that are subject to a market condition are determined using a simulation pricing model developed to specifically accommodate the unique features of the awards.

General and Administrative Expense. General and administrative expense increased $3.5 million for the year ended December 31, 2011, compared to the same period of 2010. The increase is primarily due to additional personnel expenses incurred during 2011 as part of the Company's realignment efforts.

Interest Expense. Interest expense, including amortization of deferred financing costs, increased $11.3 million or 55.9% for the year ended December 31, 2011, compared to the same period of 2010 and is comprised of the following (in thousands):

	Year Ended December 31			
	2011	2010	Increase (Decrease)	% Change
Interest expense:				
Mortgage interest expense	$ 24,411	$ 13,926	$ 10,485	75.3%
Bank loan interest expense	5,578	5,200	378	7.3%
Debt prepayment expense	-	53	(53)	-100.0%
Mortgage loan cost amortization	477	276	201	72.8%
Bank loan cost amortization	1,146	816	330	40.4%
Total interest expense	$ 31,612	$ 20,271	$ 11,341	55.9%

Mortgage interest expense increased $10.5 million or 75.3% for the year ended December 31, 2011 compared to the same period for 2010, and is primarily due to $222.0 million of mortgage debt placed during 2011 in connection with office property acquisitions in 2011.

Bank loan interest expense increased $378,000 or 7.3% for the year ended December 31, 2011 compared to the same period for 2010. The increase in bank loan interest expense is primarily due to an increase in average borrowings of $20.3 million for the year ended December 31, 2011 compared to the same period for 2010. The increase in average borrowing is due to advances on the senior unsecured revolving credit facility to make improvements to real estate, the Company's share of equity contributions to purchase office properties through Fund II, and the purchase cost associated with the combination with Eola.

Discontinued Operations. Discontinued operations are comprised of the following for year ended December 31, 2011 and 2010 (in thousands):

	Year Ended December 31	
	2011	2010
Statement of Operations:		
Revenues		
Income from office and parking properties	$ 134,254	$ 160,415
	134,254	160,415
Expenses		
Office and parking properties:		
Operating expenses	60,520	69,070
Management company expense	288	380
Interest expense	29,794	34,693
Gain on extinguishment of debt	(7,635)	-
Non-cash expense on interest rate swap	2,338	-
Depreciation and amortization	54,148	63,350
Impairment loss	189,940	4,120
	329,393	171,613
Loss from discontinued operations	(195,139)	(11,198)
Gain on sale of real estate from discontinued operations	17,825	8,518
Total discontinued operations per Statement of Operations	(177,314)	(2,680)
Net loss attributable to noncontrolling interest from discontinued operations	79,069	9,940
Total discontinued operations – Parkway's Share	$ (98,245)	$ 7,260

All current and prior period income from the following office property dispositions is included in discontinued operations for the years ended December 31, 2011 and 2010 (in thousands).

Office Property	Location	Square Feet	Date of Sale	Net Sales Price	Net Book Value of Real Estate	Gain on Sale (3)	Impairment Loss (2)
One Park Ten	Houston, TX	163	04/15/2010	$ 14,924	$ 6,406	$ 8,518	$ -
2010 Dispositions		163		$ 14,924	$ 6,406	$ 8,518	$ -
233 North Michigan	Chicago, IL	1,070	05/11/2011	$ 156,546	$ 152,254	$ 4,292	$ -
Greenbrier I & II	Hampton Roads, VA	172	07/19/2011	16,275	15,070	1,205	-
Glen Forest	Richmond, VA	81	08/16/2011	8,950	7,880	1,070	-
Tower at 1301 Gervais (4)	Columbia, SC	298	09/08/2011	18,421	18,421	-	6,147
Wells Fargo	Houston, TX	134	12/09/2011	-	-	-	11,561
Fund I Assets	Various	1,956	12/31/2011	256,823	250,699	11,258	68,513
2011 Dispositions		3,711		$ 457,169	$ 444,258	$ 17,825	$ 86,221

Properties Held For Sale (1)	Location	Square Feet	Date of Sale	Net Sales Price	Net Book Value of Real Estate	Gain on Sale (1)	Impairment Loss (2)
Falls Pointe	Atlanta, GA	107	01/06/2012	$ -	$ -	$ -	$ -
111 East Wacker	Chicago, IL	1,013	01/09/2012	-	-	-	19,050
Fund I Assets	Various	771	1Q2012	-	-	-	36,900
Non-Core Assets (5)	Various	1,932	1Q2012	-	-	-	51,889
		3,823		$ -	$ -	$ -	$ 107,839

(1) Gains on 2012 dispositions and assets held for sale are expected to be finalized upon sale and reflected in 2012 financial statements.
(2) Total impairment losses in discontinued operations recognized during 2011 total $189.9 million, of which $113.8 million was Parkway's proportionate share.
(3) Total gain on the sale of real estate in discontinued operations recognized during 2011 was $17.8 million, of which $9.8 million was Parkway's proportionate share.
(4) During 2010 and 2011, the Company recognized non-cash impairment losses on this property of $3.4 million and $2.7 million, respectively.
(5) During 2010 and 2011, the Company recognized non-cash impairment losses associated with these properties of $640,000 and $51.2 million, respectively.

On May 11, 2011, the Company sold 233 North Michigan, a 1.1 million square foot office building in Chicago, Illinois, for gross proceeds of $162.2 million and recorded a gain on the sale of $4.3 million. Accordingly, income from 233 North Michigan has been classified as discontinued operations for all current and prior periods presented.

On July 19, 2011, Parkway sold Greenbrier Towers I & II for gross proceeds of $16.7 million and recorded a gain on the sale of $1.2 million. The two office buildings total 172,000 square feet and are located in Hampton Roads, Virginia. Accordingly, income from Greenbrier Towers I & II has been classified as discontinued operations for all current and prior periods presented.

On August 16, 2011, Parkway sold Glen Forest, an 81,000 square foot office building in Richmond, Virginia, for gross proceeds of $9.3 million and recorded a gain on the sale of $1.1 million. Accordingly, income from Glen Forest has been classified as discontinued operations for all current and prior periods presented.

On September 8, 2011, Parkway sold Tower at 1301 Gervais, a 298,000 square foot office building in Columbia, South Carolina, for gross proceeds of $19.5 million. Accordingly, income from Tower at Gervais has been classified as discontinued operations for all current and prior periods presented. In accordance with GAAP, a non-cash impairment loss totaling $2.7 million was recognized during 2011, with respect to this property.

On December 9, 2011, Parkway conveyed the deed in lieu of foreclosure on Wells Fargo, a 134,000 square foot office building in Houston, Texas. Accordingly, income from Wells Fargo has been classified as discontinued operations for all current and prior periods presented. In association with the deed in lieu of foreclosure, the Company recognized an $8.6 million non-cash gain associated with the forgiveness of the mortgage loan secured by this property. During the fourth quarter 2011, the Company recognized an impairment loss of $11.6 million with respect to this property.

On December 31, 2011, the Company sold nine properties totaling approximately 2.0 million square feet in five markets, representing a majority of Fund I assets. The remaining Fund I assets are classified as held for sale. Accordingly, income from all Fund I properties has been classified as discontinued operations for all current and prior periods presented. In connection with the completed and pending sale of the Fund I assets, the Company recorded an $11.3 million gain on the sale, of which $3.2 million is Parkway's share, and an impairment loss of $105.4 million, of which $29.3 million is Parkway's share, in 2011.

On January 6, 2012, the Company sold Falls Pointe, a 107,000 square foot office building in Atlanta, Georgia, for gross proceeds of $6.0 million and Parkway's ownership share was 30%. Accordingly, income from Falls Pointe has been classified as discontinued operations for all current and prior periods presented.

On January 9, 2012, the Company sold 111 East Wacker, a 1.0 million square foot office building in Chicago, Illinois, for gross proceeds of $150.6 million. Accordingly, income from 111 East Wacker has been classified as discontinued operations for all current and prior periods presented. A non-cash impairment loss totaling $19.1 million was recognized during 2011.

The Non-Core Portfolio consists of 15 assets totaling approximately 1.9 million square feet located in Jackson, Memphis, and Richmond. The buyer has concluded its due diligence and the sale is expected to close during the first quarter of 2012, subject to the buyer's successful assumption of certain existing mortgage loans and customary closing conditions. Accordingly, income from this portfolio of assets has been classified as discontinued operations for all current and prior periods presented. During the fourth quarter 2011, the Company recognized an impairment loss on this portfolio totaling $57.2 million, of which $609,000 was related to a parcel of land in Jackson and $5.9 million for two remaining assets in Jackson and Memphis, which is in continuing operations. As of March 1, 2012, the Company had completed the sale of seven properties totaling 580,000 square feet for gross proceeds of $38.0 million.

The major classes of assets and liabilities classified as held for sale at December 31, 2011 are as follows (in thousands):

		December 31 2011
Balance Sheet:		
Investment property	$	355,623
Accumulated depreciation		(23,709)
Office property held for sale		331,914
Rents receivable and other assets		44,724
Intangible assets, net		6,151
Other assets held for sale		50,875
Total assets held for sale	$	382,789
Mortgage notes payable	$	254,401
Accounts payable and other liabilities		31,198
Total liabilities held for sale	$	285,599

Income Taxes. The analysis below includes changes attributable to current income tax expenses and deferred income tax benefit for the year ended December 31, 2011 and 2010 (in thousands):

	Year Ended December 31			
	2011	2010	Increase (Decrease)	% Change
Income-tax expense (benefit)				
Income tax expense – current	$ 486	$ 2	$ 484	N/M*
Income tax benefit – deferred	(430)	-	(430)	N/M*
Total income tax expense	$ 56	$ 2	$ 54	N/M*

*N/M – Not meaningful

During the year ended December 31, 2011, current income tax expense increased $484,000 over the same period in 2010. The increase is attributable to taxes that will be owed by the Company's taxable REIT subsidiary which was formed as a result of the purchase of the Eola Management Company in May 2011. During the year ended December 31, 2011, deferred income tax benefit decreased $430,000 over the same period in 2010 as a result of the change in the $14.8 million of deferred tax liabilities recorded as part of the purchase price allocation associated with the Eola Management Company.

Comments are for the year ended December 31, 2010 compared to the year ended December 31, 2009.

Net loss attributable to common stockholders for the years ended December 31, 2010 and 2009 was $8.9 million ($0.42 per basic common share) and $16.4 million ($0.85 per basic common share), respectively. The primary reasons for the decrease in net loss attributable to common stockholders for the year ended December 31, 2010 as compared to the same period for 2009 is primarily due to the gain on sale of real estate from discontinued operations of $8.5 million, which is attributable to one asset sold in 2010. Gains on the sale of real estate and involuntary conversion of $8.6 million, offset by impairment losses totaling $4.1 million, were included in net loss attributable to common stockholders for the year ended December 31, 2010. Net gains on the sale of real estate and involuntary conversion of $1.3 million, offset by impairment losses totaling $8.8 million, were included in net loss attributable to common stockholders for the year ended December 31, 2009. The change in gain (loss) on real estate investments, and involuntary conversion as well as the discussion of other variances for income and expense items that comprise net loss attributable to common stockholders is discussed in detail below.

Office and Parking Properties. The analysis below includes changes attributable to same-store properties and dispositions of office properties. Same-store properties are consolidated properties that the Company owned for the current and prior year reporting periods, excluding properties classified as discontinued operations. During the year ended December 31, 2011, the Company classified as discontinued operations 14 assets sold totaling 3.7 million square feet and 21 assets that were held for sale at December 31, 2011 totaling 3.7 million square feet. At December 31, 2010, same-store properties consisted of 25 properties comprising 5.0 million square feet.

The following table represents revenue from office and parking properties for the years ended December 31, 2010 and 2009 (in thousands):

	Year Ended December 31			
	2010	2009	Increase (Decrease)	% Change
Revenue from office and parking properties:				
Same-store properties	$ 94,824	$ 95,655	$ (831)	-0.9%
Properties acquired	364	-	364	N/M*
Properties disposed	2	1,065	(1,063)	-99.8%
Total revenue from office and parking properties	$ 95,190	$ 96,720	$ (1,530)	-1.6%

*N/M – Not meaningful

Revenue from office and parking properties for same-store properties decreased $831,000 or 0.9% for the year ended December 31, 2010, compared to the same period for 2009. The primary reason for the decrease is due to a decrease in expense reimbursement income as a result of lower property operating expenses and a decrease in average same-store occupancy offset by an increase in lease termination fee income for the year ended December 31, 2010 compared to the same period in 2009. Average same-store occupancy decreased 275 basis points for the year ended December 31, 2010, compared to the same period of 2009.

The following table represents property operating expenses for the years ended December 31, 2010 and 2009 (in thousands):

	Year Ended December 31			
	2010	2009	Increase (Decrease)	% Change
Expense from office and parking properties:				
Same-store properties	$ 41,030	$ 42,279	$ (1,249)	-3.0%
Properties acquired	284	-	284	N/M*
Properties disposed	(46)	638	(684)	-107.2%
Total expense from office and parking properties	$ 41,268	$ 42,917	$ (1,649)	-3.8%

*N/M – Not meaningful

Property operating expenses for same-store properties decreased $1.2 million or 3.0% for the year ended December 31, 2010, compared to the same period of 2009. The primary reason for the decrease is due to decreased ad valorem taxes and bad debt expense.

Share-Based and Long-Term Compensation Expense. Compensation expense related to restricted shares and deferred incentive share units of $1.3 million and $2.6 million was recognized for the years ended December 31, 2010 and 2009, respectively. Total compensation expense related to nonvested awards not yet recognized was $2.9 million at December 31, 2010. The weighted average period over which the expense is expected to be recognized is approximately 2.6 years.

During the year ended December 31, 2010, a total of 152,941 restricted shares vested and were issued to officers of the Company.

During the year ended December 31, 2010, 345,120 long-term equity incentive awards were granted to officers of the Company. The long-term equity incentive awards are valued at $2.5 million which equates to an average price per share of $7.30 and consists of 25,380 time-based awards, 179,314 market condition awards subject to an absolute total return goal, and 140,426 market condition awards subject to a relative total return goal. These shares are accounted for as equity-classified awards on the Company's 2010 consolidated balance sheet.

General and Administrative Expense. General and administrative expense increased $1.0 million for the year ended December 31, 2010, compared to the same period of 2009. The increase is primarily due to expenses in connection with the Company's former Chief Financial Officer, J. Mitchell Collins' personal injury lawsuit and stockholder demand letter. For the year ended December 31, 2010, the Company expensed $1.3 million with respect to the pending litigation and the demand letter. During the fourth quarter of 2011, the Company entered into a settlement agreement and mutual release with Mr. Collins.

Gain on Sale of Real Estate Investment and Involuntary Conversions. For the year ended December 31, 2010, the Company recorded a gain on involuntary conversion of $40,000 related to assets damaged by Hurricane Ike and a gain on the sale of real estate of $8.5 million related to the sale of one office property. This gain has been classified as a gain on the sale of real estate from discontinued operations. For the year ended December 31, 2009, the Company recorded a net gain on the sale of real estate of $470,000 related to the sale of two office properties and a gain on involuntary conversion of $823,000 related to assets damaged by Hurricane Ike.

Impairment Loss on Real Estate and Investments in Unconsolidated Joint Ventures. During the fourth quarter of 2010, the Company recorded non-cash impairment losses in discontinued operations of $4.1 million related to non-strategic office properties targeted for sale in Columbia, South Carolina, and Richmond, Virginia. The Company began actively marketing these assets around year end. As part of the marketing process, the Company estimated that the fair value of these assets was less than their carrying value at December 31, 2010. During the fourth quarter of 2009, the Company recognized a non-cash other-than-temporary impairment loss of $8.8 million in connection with the valuation of the Company's investments in RubiconPark I, LLC and RubiconPark II, LLC. The impairment was principally due to two customers totaling over 120,000 square feet in the office properties that were unable to meet their rent obligations due to financial difficulty. Additionally, in January 2010, the Company's joint venture partner, Rubicon U.S. REIT, filed for Chapter 11 bankruptcy protection, rendering our partner unable to support their continuing share of the joint venture obligations.

Interest Expense. Interest expense, including amortization of deferred financing costs, increased $1.1 million or 5.8% for the year ended December 31, 2010, compared to the same period of 2009 and is comprised of the following (in thousands):

	Year Ended December 31			
	2010	2009	Increase (Decrease)	% Change
Interest expense:				
Mortgage interest expense	$ 13,926	$ 12,163	$ 1,763	14.5%
Bank loan interest expense	5,200	5,543	(343)	-6.2%
Debt prepayment expense	53	-	53	N/M*
Mortgage loan cost amortization	276	425	(149)	-35.1%
Bank loan cost amortization	816	1,027	(211)	-20.5%
Total interest expense	$ 20,271	$ 19,158	$ 1,113	5.8%

*N/M – Not meaningful

Mortgage interest expense increased $1.8 million or 14.5% for the year ended December 31, 2010 compared to the same period for 2009, and is primarily due to the increase in average interest rates on mortgage notes payable from 6.2% at December 31, 2009, to 6.6% at December 31, 2010.

Bank loan interest expense decreased $343,000 or 6.2% for the year ended December 31, 2010 compared to the same period for 2009. The decrease in bank loan interest expense is primarily due to a decrease in average borrowings of $13.8 million for the year ended December 31, 2010 compared to the same period for 2009. The decrease in average borrowing is due to proceeds received from the Company's August 2010 $45.0 million preferred stock offering, offset by advances on the senior unsecured revolving credit facility to retire existing mortgage debt and to make improvements and investments in office properties.

Discontinued Operations. Discontinued operations are comprised of the following for year ended December 31, 2010 and 2009 (in thousands):

	Year Ended December 31	
	2010	2009
Statement of Operations:		
Revenues		
Income from office and parking properties	$ 160,415	$ 169,624
Other income	-	11
	160,415	169,635
Expenses		
Office and parking properties:		
Operating expenses	69,070	76,969
Management company expense	380	309
Interest expense	34,693	36,534
Gain on extinguishment of debt	-	-
Non-cash expense on interest rate swap	-	-
Depreciation and amortization	63,350	64,431
Impairment loss	4,120	-
	171,613	178,243
Loss from discontinued operations	(11,198)	(8,608)
Gain on sale of real estate from discontinued operations	8,518	-
Total discontinued operations per Statement of Operations	(2,680)	(8,608)
Net loss attributable to noncontrolling interest from discontinued operations	9,940	10,639
Total discontinued operations – Parkway's Share	$ 7,260	$ 2,031

All current and prior period income from the following office property disposition is included in discontinued operations for the years ended December 31, 2010 and 2009 (in thousands).

Office Property	Location	Square Feet	Date of Sale	Net Sales Price	Net Book Value of Real Estate	Gain on Sale	Impairment Loss (2)
One Park Ten	Houston, TX	163	04/15/2010	$ 14,924	$ 6,406	$ 8,518	$ -
2010 Dispositions		163		$ 14,924	$ 6,406	$ 8,518	$ -
233 North Michigan	Chicago, IL	1,070	05/11/2011	$ 156,546	$ 152,254	$ 4,292	$ -
Greenbrier I & II	Hampton Roads, VA	172	07/19/2011	16,275	15,070	1,205	-
Glen Forest	Richmond, VA	81	08/16/2011	8,950	7,880	1,070	-
Tower at 1301 Gervais (2)	Columbia, SC	298	09/08/2011	18,421	18,421	-	6,147
Wells Fargo	Houston, TX	134	12/09/2011	-	-	-	11,561
Fund I Assets	Various	1,956	12/31/2011	256,823	250,699	11,258	68,513
2011 Dispositions		3,711		$ 457,169	$ 444,258	$ 17,825	$ 86,221

Properties Held For Sale (1)	Location	Square Feet	Date of Sale	Net Sales Price	Net Book Value of Real Estate	Gain on Sale (1)	Impairment Loss (2)
Falls Pointe	Atlanta, GA	107	01/06/2012	$ -	$ -	$ -	$ -
111 East Wacker	Chicago, IL	1,013	01/09/2012	-	-	-	19,050
Fund I Assets	Various	771	1Q2012	-	-	-	36,900
Non-Core Assets (3)	Various	1,932	1Q2012	-	-	-	51,889
		3,823		$ -	$ -	$ -	$ 107,839

(1) Gains on 2012 dispositions and assets held for sale will be recorded in the 2012 financial statements upon sale.

(2) During 2010 and 2011, the Company recognized non-cash impairment losses on this property of $3.4 million and $2.7 million, respectively.

(3) During 2010 and 2011, the Company recognized non-cash impairment losses associated with these properties of $640,000 and $51.2 million, respectively.

Liquidity and Capital Resources

Statement of Cash Flows. Cash and cash equivalents were $75.2 million and $19.7 million at December 31, 2011 and 2010, respectively. Cash flows provided by operating activities for the years ended December 31, 2011 and 2010, were $35.5 million and $68.1 million, respectively. The decrease in cash flows from operating activities of $32.6 million is primarily attributable to increased interest expense, deferred leasing costs, personnel costs related to the Company's realignment and acquisition costs related to the Company's combination with Eola and purchase of eight Fund II office properties.

Cash used in investing activities was $365.6 million and $68.1 million for the years ended December 31, 2011 and 2010, respectively. The increase in cash used by investing activities of $297.5 million is primarily due to the purchase of office properties in 2011 and the contribution of the Eola management company, offset by net proceeds received from the sale of office properties in 2011.

Cash provided by financing activities was $385.6 million for the year ended December 31, 2011 compared to cash used in financing activities of $1.0 million for the same period of 2010. The increase in cash provided by financing activities of $386.6 million is primarily attributable to additional bank borrowings, proceeds from new mortgage loans, contributions from noncontrolling interest partners to purchase office properties and proceeds from the issuance of preferred stock.

Liquidity. The Company plans to continue pursuing the acquisition of additional investments that meet the Company's investment criteria and intends to use operating cash flow, proceeds from the placement of new mortgage loans, proceeds from the refinancing of existing mortgages, proceeds from the sale of assets, proceeds from the sale of portions of owned assets through joint ventures, possible sale of securities, cash balances and the Company's senior unsecured revolving credit facility to fund those acquisitions.

The Company's cash flows are exposed to interest rate changes primarily as a result of its senior unsecured revolving credit facility which has a floating interest rate tied to LIBOR used to maintain liquidity and fund capital expenditures and expansion of the Company's real estate investment portfolio and operations. The Company's interest rate risk management objective is to appropriately limit the impact of interest rate changes on cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company borrows at fixed rates when possible, but also utilizes a senior unsecured revolving credit facility.

At December 31, 2011, the Company had a total of $132.3 million outstanding under the following credit facilities (in thousands):

Credit Facilities	Lender	Interest Rate	Maturity	Outstanding Balance
$10.0 Million Unsecured Working Capital Revolving Credit Facility (1)	PNC Bank	3.6%	01/31/14	$ 5,322
$190.0 Million Unsecured Revolving Credit Facility (1)	Wells Fargo	3.6%	01/31/14	127,000
		3.6%		$ 132,322

(1) The interest rate on the credit facilities is based on LIBOR plus 275 to 350 basis points, depending upon overall Company leverage as defined in the loan agreements for the Company's credit facility, with the current rate set at 325 basis points. Additionally, the Company pays fees on the unused portion of the credit facilities ranging between 40 and 50 basis points based upon usage of the aggregate commitment, with the current rate set at 40 basis points.

On January 31, 2011, the Company closed a new $190.0 million senior unsecured revolving credit facility and a new $10.0 million unsecured working capital revolving credit facility. The credit facilities have an initial term of three years and replaced the existing unsecured revolving credit facility, term loan and working capital facility that were scheduled to mature on April 27, 2011. The Company had a $100.0 million interest rate swap associated with the credit facilities that expired March 31, 2011, and locked LIBOR at 3.635%. Wells Fargo Securities and JP Morgan Securities LLC acted as Joint Lead Arrangers and Joint Book Runners on the unsecured revolving credit facility. In addition, Wells Fargo Bank, N.A. acted as Administration Agent and JPMorgan Chase Bank, N.A. acted as Syndication Agent. Other participating lenders include PNC Bank, N.A., Bank of America, N.A., US Bank, N.A., Trustmark National Bank, and BancorpSouth Bank. The working capital revolving credit facility was provided solely by PNC Bank, N.A. On September 20, 2011, the Company entered into an amendment to the senior unsecured revolving credit facility, which reduced the Tangible Net Worth requirement and adjusted the definition of FFO under the senior unsecured revolving credit facility.

The Company has entered into interest rate swap agreements. The Company designated the swaps as cash flow hedges of the variable interest rates on the Company's borrowings under the Wells Fargo unsecured revolving credit facility, a portion of the debt secured by the Pinnacle at Jackson Place and the debt secured by 245 Riverside, Corporate Center Four, Cypress Center, Bank of America Center, Two Ravinia, and Hayden Ferry I. These swaps, excluding the swap secured by the Pinnacle at Jackson Place, are considered to be fully effective and changes in the fair value of the swaps are recognized in accumulated other comprehensive loss.

The Company's interest rate hedge contracts at December 31, 2011 and 2010 are summarized as follows (in thousands):

Type of Hedge	Balance Sheet Location		Notional Amount	Maturity Date	Reference Rate	Fixed Rate	Fair Market Value Liability December 31 2011		Fair Market Value Liability December 31 2010
Swap	Accounts payable and other liabilities	$	100,000	03/31/11	1-month LIBOR	4.8%	$ -	$	(836)
Swap	Accounts payable and other liabilities	$	23,500	12/01/14	1-month LIBOR	5.8%	-		(2,167)
Swap	Accounts payable and other liabilities	$	12,088	11/18/15	1-month LIBOR	4.1%	(581)		-
Swap	Accounts payable and other liabilities	$	33,875	11/18/17	1-month LIBOR	4.7%	(2,862)		-
Swap	Accounts payable and other liabilities	$	22,000	01/25/18	1-month LIBOR	4.5%	(1,548)		-
Swap	Accounts payable and other liabilities	$	9,250	09/30/18	1-month LIBOR	5.3%	(1,083)		-
Swap	Accounts payable and other liabilities	$	22,500	10/08/18	1-month LIBOR	5.4%	(2,826)		-
Swap	Accounts payable and other liabilities	$	22,100	11/18/18	1-month LIBOR	5.0%	(2,234)		-
							$ (11,134)	$	(3,003)

On March 31, 2011, Fund II entered into an interest rate swap with the lender of the loan secured by 245 Riverside in Jacksonville, Florida, for a $9.3 million notional amount that fixes the interest rate at 5.3% through September 30, 2018. The Company designated the swap as a cash flow hedge of the variable interest payments associated with the mortgage loan.

On April 8, 2011, Fund II entered into an interest rate swap with the lender of the loan secured by Corporate Center Four in Tampa, Florida, for a $22.5 million notional amount that fixes the interest rate at 5.4% through October 8, 2018. The Company designated the swap as a cash flow hedge of the variable interest payments associated with the mortgage loan.

On May 18, 2011, Fund II entered into three interest rate swaps with lenders of the loans secured by the following properties:

- Cypress Center in Tampa, Florida, for a $12.1 million notional amount that fixes the interest rate at 4.1% through November 18, 2015.

- Bank of America Center in Orlando, Florida, for a $33.9 million notional amount that fixes the interest rate at 4.7% through November 18, 2017.

- Two Ravinia in Atlanta, Georgia, for a $22.1 million notional amount that fixes the interest rate at 5.0% through November 18, 2018.

The Company designated these swaps as cash flow hedges of the variable interest payments associated with the mortgage loans.

On July 25, 2011, Fund II entered into an interest rate swap with the lender of the loan secured by Hayden Ferry I in Phoenix, Arizona, for a $22.0 million notional amount that fixes the interest rate at 4.5% through January 25, 2018. The Company designated the swap as a cash flow hedge of the variable interest payments associated with the mortgage loan.

At December 31, 2011, in conjunction with the sale of the Pinnacle at Jackson Place, a 189,000 square foot office property in Jackson, Mississippi, which is included in the Non-Core Asset portfolio that is under contract for sale and expected to close in the first quarter of 2012, the Company recorded non-cash interest expense of $2.3 million related to the termination of a cash flow hedging relationship and the unwinding of the $23.5 million swap secured by this property.

On February 10, 2012, Fund II entered into an interest rate swap with the lender of the loan secured by Hayden Ferry II in Phoenix, Arizona, for a $50 million notional amount that fixes the interest rate at 5.0%, which is scheduled to decline in stated increments over the first four years of the term, with the decline in the fourth year of the term subject to achieving a defined debt yield hurdle, at which time the rate will remain fixed through January 25, 2018. The Company designated the swap as a cash flow hedge of the variable interest payments associated with the mortgage loan.

At December 31, 2011, the Company had $752.4 million in mortgage notes payable, which includes mortgage notes payable of $254.4 million classified in liabilities related to assets held for sale, secured by office properties with an average interest rate of 5.8%, and $132.3 million drawn under the Company's senior unsecured revolving credit facility. Parkway's pro rata share of unconsolidated joint venture debt was $2.4 million with an average interest rate of 5.8% at December 31, 2011.

The Company monitors a number of leverage and other financial metrics, including but not limited to debt to total asset value ratio, as defined in the loan agreements for the Company's credit facilities. In addition, the Company also monitors interest, fixed charge and modified fixed charge coverage ratios, as well as the net debt to EBITDA multiple. The interest coverage ratio is computed by comparing the cash interest accrued to EBITDA. The interest coverage ratio for the years ended December 31, 2011 and 2010 was 2.68 and 2.73 times, respectively. The fixed charge coverage ratio is computed by comparing the cash interest accrued, principal payments made on mortgage loans and preferred dividends paid to EBITDA. The fixed charge coverage ratio for the years ended December 31, 2011 and 2010 was 1.80 and 1.85 times, respectively. The modified fixed charge coverage ratio is computed by comparing the cash interest accrued and preferred dividends paid to EBITDA. The modified fixed charge coverage ratio for the years ended December 31, 2011 and 2010 was 2.14 and 2.36 times, respectively. The net debt to EBITDA multiple is computed by comparing Parkway's share of net debt to EBITDA for a trailing 12-month period, as adjusted pro forma for completed investment activities. The net debt to EBITDA multiple for the years ended December 31, 2011 and 2010 was 5.4 and 5.9 times, respectively. Management believes various leverage and other financial metrics it monitors provide useful information on total debt levels as well as the Company's ability to cover interest, principal and/or preferred dividend payments. The Company seeks to maintain over the long-term a net debt to EBITDA multiple of between 5.5 and 6.5 times.

The table below presents the principal payments due for the mortgage notes payable at December 31, 2011 (in thousands).

	Total Mortgage Maturities	Held for Sale	Balloon Payments	Recurring Principal Amortization
Schedule of Mortgage Maturities by Years:				
2012	$ 40,145	$ 17,773	$ 16,176	$ 6,196
2013	8,736	2,234	-	6,502
2014	10,036	2,377	-	7,659
2015	12,137	2,529	-	9,608
2016	271,249	168,487	94,798	7,964
2017	146,516	31,500	107,907	7,109
Thereafter	263,595	29,501	224,609	9,485
Total	$ 752,414	$ 254,401	$ 443,490	$ 54,523
Fair value at 12/31/11	$ 761,942			

On January 21, 2011, in connection with its purchase of 3344 Peachtree in Atlanta, Georgia, Fund II assumed the $89.6 million existing non-recourse mortgage loan, which matures on October 1, 2017, and carries a fixed interest rate of 4.8%. In accordance with GAAP, the mortgage loan was recorded at $87.2 million to reflect the value of the instrument based on a market interest rate of 5.25% on the date of purchase.

On February 18, 2011, Fund II obtained a $10.0 million non-recourse mortgage loan secured by Carmel Crossing, a 326,000 square foot office complex in Charlotte, North Carolina. The mortgage loan has a fixed rate of 5.5% and is interest only through maturity at March 10, 2020.

On March 31, 2011, Fund II obtained a $9.3 million non-recourse mortgage loan secured by 245 Riverside, a 135,000 square foot office property in Jacksonville, Florida. The mortgage has a stated rate of LIBOR plus 200 basis points, an initial 36 month interest only period and a maturity of March 31, 2019. In connection with this mortgage, Fund II entered into an interest rate swap that fixes the interest rate at 5.3% through September 30, 2018.

On April 8, 2011, Fund II obtained a $22.5 million non-recourse mortgage loan secured by Corporate Center Four, a 250,000 square foot office property in Tampa, Florida. The mortgage loan has a stated rate of LIBOR plus 200 basis points, an initial 36 month interest only period and a maturity of April 8, 2019. In connection with this mortgage, Fund II entered into an interest rate swap that fixes the interest rate at 5.4% through October 8, 2018.

On May 11, 2011, the Company sold 233 North Michigan, a 1.1 million square foot office property located in the central business district of Chicago, for a gross sale price of $162.2 million. At closing, the Company repaid the $84.6 million non-recourse mortgage loan secured by the property that was scheduled to mature in July 2011.

On May 18, 2011, Fund II obtained the following mortgage loans in connection with the purchase of four office properties:

- A $12.1 million non-recourse mortgage loan secured by Cypress Center, a 286,000 square foot office complex in the Westshore submarket of Tampa, Florida. The mortgage loan has a stated rate of LIBOR plus 200 basis points with a maturity of May 18, 2016. Upon obtaining the mortgage, the fund entered into an interest rate swap that fixes the interest rate at 4.1% through November 18, 2015.

- A $33.9 million non-recourse mortgage loan secured by Bank of America Center, a 421,000 square foot office property in the central business district of Orlando, Florida. The mortgage loan has a stated rate of LIBOR plus 200 basis points with a maturity of May 18, 2018. Upon obtaining the mortgage, the fund entered into an interest rate swap that fixes the interest rate at 4.7% through November 18, 2017.

- A $22.1 million non-recourse mortgage loan secured by Two Ravinia Drive, a 438,000 square foot office property located in the Central Perimeter submarket of Atlanta, Georgia. The mortgage loan has a stated rate of LIBOR plus 200 basis points with a maturity of May 20, 2019. Upon obtaining the mortgage, the fund entered into an interest rate swap that fixes the interest rate at 4.99% through November 18, 2018.

- A $90.2 million non-recourse mortgage loan secured by Two Liberty Place, a 941,000 square foot office property located in the central business district of Philadelphia, Pennsylvania. The mortgage loan has a fixed rate of 5.2% with a maturity of June 10, 2019.

On June 1, 2011, the Company repaid a $9.9 million non-recourse mortgage loan secured by Forum I, a 163,000 square foot office property in Memphis, Tennessee. The mortgage loan had a fixed interest rate of 5.3%. The Company repaid the mortgage loan using available proceeds under the senior unsecured revolving credit facility.

On July 25, 2011, Fund II obtained a $22.0 million non-recourse, first mortgage secured by Hayden Ferry I, a 203,000 square foot office property located in the Tempe submarket of Phoenix, Arizona. The mortgage loan has a stated rate of LIBOR plus 200 basis points with a maturity of July 25, 2018. Upon obtaining the mortgage, the fund entered into an interest rate swap that fixes the interest rate at 4.5% through January 25, 2018. During the first quarter of 2012, the mortgage loan secured by Hayden Ferry I was amended such that it is now cross-collateralized, cross-defaulted and coterminous with the mortgage loan secured by Hayden Ferry II.

On January 11, 2012, Fund II obtained a $23.5 million non-recourse, first-mortgage secured by The Pointe, a 252,000 square foot office property located in the Westshore submarket of Tampa, Florida. The mortgage loan has a fixed interest rate of 4.0% and is interest only for 42 months with a maturity of February 10, 2019.

On February 10, 2012, Fund II obtained a $50.0 million non-recourse mortgage loan secured by Hayden Ferry II, a 300,000 square foot office property located in the Tempe submarket of Phoenix, Arizona. The mortgage loan has an initial stated rate of LIBOR plus 350 basis points, which is scheduled to decline in stated increments over the first four years of the term, with the decline in the fourth year of the term subject to achieving a defined debt yield hurdle, at which time the rate will remain fixed through maturity. In connection with this mortgage, Fund II entered into an interest rate swap that fixes the interest rate at 5% through January 25, 2018. The mortgage loan is cross-collateralized, cross-defaulted, and coterminous with the mortgage loan secured by Hayden Ferry I. Parkway's share of the mortgage loan is $15.0 million.

In 2012, the Company has $31.8 million in secured debt maturities. Of this amount $15.6 million relates to debt secured by the Renaissance Center, a 190,000 square foot office property, located in Memphis, Tennessee, which was sold on March 1, 2012, with the buyer assuming the debt upon sale. The remaining $16.2 million debt maturity will be repaid using amounts available under the Company's senior unsecured revolving credit facility.

The Company presently has plans to make recurring capital expenditures to its office properties in 2012 of approximately $18.0 to $20.0 million on a consolidated basis, with approximately $17.0 to $19.0 million representing Parkway's proportionate share of recurring capital improvements. These costs include tenant improvements, leasing costs and recurring building improvements. Additionally, the Company plans to make improvements related to upgrades on properties acquired in recent years that were anticipated at the time of purchase in 2012 of approximately $12.0 to $13.0 million with approximately $4.0 to $5.0 million representing Parkway's proportionate share. All such improvements are expected to be financed by cash flow from the properties, capital expenditure escrow accounts, advances from the Company's senior unsecured revolving credit facility and contributions from joint venture partners.

The Company anticipates that its current cash balance, operating cash flows, contributions from joint venture partners and borrowings (including borrowing availability under the Company's senior unsecured revolving credit facility) will be adequate to pay the Company's (i) operating and administrative expenses, (ii) debt service and debt maturity obligations, (iii) distributions to stockholders, (iv) capital improvements, and (v) normal repair and maintenance expenses at its properties, both in the short and long term. In addition, the Company may use proceeds from sales of assets and the possible sale of equity securities to fund these items.

Contractual Obligations

We have contractual obligations including mortgage notes payable and lease obligations. The table below presents total payments due under specified contractual obligations by year through maturity at December 31, 2011 (in thousands):

	Payments Due By Period						
Contractual Obligations	**Total**	**2012**	**2013**	**2014**	**2015**	**2016**	**Thereafter**
Long-Term Debt	$ 1,124,433	$ 87,828	$ 54,869	$ 183,247	$ 51,932	$ 300,564	$ 445,993
Capital Lease Obligations	6,320	133	113	113	113	113	5,735
Operating Leases	627	383	150	72	14	8	-
Purchase Obligations	12,686	10,806	156	31	42	1,651	-
Ground Lease Payments	15,459	224	224	224	224	224	14,339
Total	$ 1,159,525	$ 99,374	$ 55,512	$ 183,687	$ 52,325	$ 302,560	$ 466,067

Of the total amount presented above, $369.3 million represent contractual obligations related to properties held for sale at December 31, 2011.

The amounts presented above for long-term debt and capital lease obligations include principal and interest payments. Long-term debt also includes principal and interest payments due under the Company's credit facilities which expire on January 31, 2014. The amounts presented for purchase obligations represent the remaining tenant improvement allowances and lease inducement costs for leases in place and commitments for building improvements at December 31, 2011.

Critical Accounting Estimates

General. Parkway's investments are generally made in office properties. Therefore, the Company is generally subject to risks incidental to the ownership of real estate. Some of these risks include changes in supply or demand for office properties or customers for such properties in an area in which we have buildings; changes in real estate tax rates; and changes in federal income tax, real estate and zoning laws. The Company's discussion and analysis of financial condition and results of operations is based upon its Consolidated Financial Statements. The Company's Consolidated Financial Statements include the accounts of Parkway Properties, Inc., its majority owned subsidiaries and joint ventures in which the Company has a controlling interest. Parkway also consolidates subsidiaries where the entity is a variable interest entity and Parkway is the primary beneficiary. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from our estimates.

The accounting policies and estimates used in the preparation of our Consolidated Financial Statements are more fully described in the notes to our Consolidated Financial Statements. However, certain of the Company's significant accounting policies are considered critical accounting policies due to the increased level of assumptions used or estimates made in determining their impact on our Consolidated Financial Statements.

Parkway considers critical accounting policies and estimates to be those used in the determination of the reported amounts and disclosure related to the following:

(1) Revenue recognition;
(2) Impairment or disposal of long-lived assets;
(3) Depreciable lives applied to real estate and improvements to real estate;
(4) Initial recognition, measurement and allocation of the cost of real estate acquired; and
(5) Allowance for doubtful accounts.

Revenue Recognition. Revenue from real estate rentals is recognized on a straight-line basis over the terms of the respective leases. The cumulative difference between lease revenue recognized under this method and contractual lease payment terms is recorded as straight line rent receivable on the accompanying balance sheets.

When the Company is the owner of the tenant improvements, the leased space is ready for its intended use when the tenant improvements are substantially completed. In limited instances, when the customer is the owner of the tenant improvements, straight-line rent is recognized when the tenant takes possession of the unimproved space.

The leases also typically provide for tenant reimbursement of a portion of common area maintenance and other operating expenses. Property operating cost recoveries from customers ("expense reimbursements") are recognized as revenue in the period in which the expenses are incurred. The computation of expense reimbursements is dependent on the provisions of individual customer leases. Most customers make monthly fixed payments of estimated expense reimbursements. The Company makes adjustments, positive or negative, to expense reimbursement income quarterly to adjust the recorded amounts to the Company's best estimate of the final property operating costs based on the most recent quarterly budget. After the end of the calendar year, the Company computes each customer's final expense reimbursements and issues a bill or credit for the difference between the actual amount and the amounts billed monthly during the year.

Management company income represents market-based fees earned from providing management, construction, leasing, brokerage and acquisition services to third parties. Management fee income is computed and recorded monthly in accordance with the terms set forth in the standalone management service agreements. Leasing and brokerage commissions are recognized pursuant to the terms of the standalone agreements at the time underlying leases are signed, which is the point at which the earnings process is complete and collection of the fees is reasonably assured. Fees relating to the purchase or sale of property are recognized when the earnings process is complete and collection of the fees is reasonably assured, which usually occurs at closing. All fees on Company-owned properties and consolidated joint ventures are eliminated in consolidation. The portion of fees earned on unconsolidated joint ventures attributable to Parkway's ownership interest is eliminated in consolidation.

Impairment or Disposal of Long-Lived Assets. Changes in the supply or demand of customers for our properties could impact our ability to fill available space. Should a significant amount of available space exist for an extended period, our investment in a particular office building may be impaired. We evaluate our real estate assets upon the occurrence of significant adverse changes to assess whether any impairment indicators are present that affect the recovery of the carrying amount.

We classify certain assets as held for sale based on management having the authority and intent of entering into commitments for sale transactions to close in the next twelve months. We consider an office property as held for sale once we have executed a contract for sale, allowed the buyer to complete its due diligence review and received a substantial non-refundable deposit. Until a buyer has completed its due diligence review of the asset, necessary approvals have been received and substantive conditions to the buyer's obligation to perform have been satisfied, we do not consider a sale to be probable. When the Company identifies an asset as held for sale, we estimate the net realizable value of such asset and discontinue recording depreciation on the asset. The Company records assets held for sale at the lower of carrying amount or fair value less cost to sell. With respect to assets classified as held and used, we periodically review these assets to determine whether our carrying amount will be recovered. A long-lived asset is considered impaired if its carrying value is not recoverable and exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposal of the asset. The cash flow and fair value estimates are based on assumptions about employing the asset for its remaining useful life. Factors considered in projecting future cash flows include but are not limited to: existing leases, future leasing and terminations, market rental rates, capital improvements, tenant improvements, leasing commissions, inflation and other known variables. Upon impairment, the Company would recognize an impairment loss to reduce the carrying value of the long-lived asset to our estimate of its fair value. The estimate of fair value and cash flows to be generated from properties requires us to make assumptions. If one or more assumptions prove incorrect or if the assumptions change, the recognition of an impairment loss on one or more properties may be necessary in the future, which would result in a decrease to net income.

Impairment Loss on Real Estate. During 2011, management began a review of the Company's strategy and in connection with this strategic review evaluated its operating properties in an attempt to determine the most effective way to maximize the value of its holdings over time. The Company defines non-strategic assets as office and parking properties that management believes (i) are located in markets where the Company cannot achieve adequate critical mass or that do not exhibit attractive long-term growth characteristics, (ii) do not have compelling rent growth or cash flow potential, or (iii) additional capital investment would not produce acceptable returns. As a result of this review, the Company accelerated the sale of certain non-strategic assets and recorded total impairment losses on real estate from continuing operations of $6.4 million and discontinued operations of $189.9 million for year ended December 31, 2011. Parkway's proportionate share of total impairment losses on real estate from continuing operations was $6.4 million and discontinued operations of $113.8 million, for a total of $120.2 million for the year ended December 31, 2011. Impairment losses on real estate in continuing operations are comprised of a $5.9 million loss in connection with two assets located in Jackson, Mississippi and Memphis, Tennessee, and a $500,000 loss on non-depreciable land in New Orleans, Louisiana. Impairment losses on real estate in discontinued operations are comprised of the $105.4 million loss (Parkway's share $29.3 million) in connection with the sale of Parkway's interests in the Fund I office portfolio, a $51.2 million loss in connection with a parcel of land in Jackson, Mississippi and the sale of assets in Jackson, Mississippi; Memphis, Tennessee; and Richmond, Virginia, a $19.1 million loss in connection with the proposed sale of 111 East Wacker in Chicago, Illinois, a $11.6 million loss in connection with the Wells Fargo Building office property in Houston, Texas, and a $2.7 million loss in connection with the sale of Tower at 1301 Gervais in Columbia, South Carolina. The Company may be required to record additional impairment charges in future periods. Changes that could cause these impairment losses include: (1) a decision by the Company to sell the asset rather than hold for long-term investment purposes, or (2) changes in management's estimates of future cash flows from the assets that cause the future undiscounted cash flows to be less than the asset's carrying amount. Given the uncertainties with the economic environment, management cannot predict whether or not the Company will incur impairment losses in the future, and if impairment losses are recorded, management cannot predict the magnitude of such losses.

Depreciable Lives Applied to Real Estate and Improvements to Real Estate. Depreciation of buildings and parking garages is computed using the straight-line method over an estimated useful life of 40 years. Depreciation of building improvements is computed using the straight-line method over the estimated useful life of the improvement. If our estimate of useful lives proves to be incorrect, the depreciation expense recognized would also be incorrect. Therefore, a change in the estimated useful lives assigned to buildings and improvements would result in either an increase or decrease in depreciation expense, which would result in a decrease or increase in earnings.

Initial Recognition, Measurement and Allocation of the Cost of Real Estate Acquired. Parkway accounts for its acquisitions of real estate by allocating the fair value of real estate to acquired tangible assets, consisting of land, building, garage, building improvements and tenant improvements, identified intangible assets and liabilities, which consist of the value of above and below market losses, lease costs, the value of in-place leases, customer relationships and any value attributable to above or below market debt assumed with the acquisition.

Parkway allocates the purchase price of properties to tangible and intangible assets based on fair values. The Company determines the fair value of the tangible and intangible components using a variety of methods and assumptions all of which result in an approximation of fair value. Differing assumptions and methods could result in different estimates of fair value and thus, a different purchase price allocation and corresponding increase or decrease in depreciation and amortization expense.

Allowance for Doubtful Accounts. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Our receivable balance is comprised primarily of rents and operating expense recoveries due from customers. Change in the supply of or demand for office properties could impact our customers' ability to honor their lease obligations, which could in turn affect our recorded revenues and estimates of the collectability of our receivables. Revenue from real estate rentals is recognized and accrued as earned on a pro rata basis over the term of the lease. We regularly evaluate the adequacy of our allowance for doubtful accounts considering such factors as credit quality of our customers, delinquency of payment, historical trends and current economic conditions. We provide an allowance for doubtful accounts for customer balances that are over 90 days past due and for specific customer receivables for which collection is considered doubtful. Actual results may differ from these estimates under different assumptions or conditions, which could result in an increase or decrease in bad debt expense.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS", which change the wording used to describe the requirements in U.S. GAAP for measuring fair value, changes certain fair value measurement principles and enhances disclosure requirements for fair value measurements. The FASB does not intend for ASU 2011-04 to result in a change in the application of the requirements in ASC 820. The requirements of ASU 2011-04 will be effective prospectively for interim and annual periods beginning after December 15, 2011. The Company is currently evaluating the impact of ASU 2011-04 on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income", which modifies reporting requirements for comprehensive income in order to increase the prominence of items reported in other comprehensive income in the financial statements. ASU 2011-05 requires presentation of either a single continuous statement of comprehensive income or two separate but consecutive statements in which the first statement presents net income and its components followed by a second statement that presents total other comprehensive income, the components of other comprehensive income, and total comprehensive income. The requirements of ASU 2011-05 will be effective for interim and annual periods beginning after December 15, 2011. The Company is currently evaluating the impact of ASU 2011-05 on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, which allows an entity to first assess qualitative factors in determining when a two-step quantitative goodwill impairment test is necessary. If an entity determines, based on qualitative factors, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the entity would then be required to calculate the fair value of the reporting unit. The requirements of ASU 2011-08 will be effective for annual reporting periods beginning after December 15, 2011, but early adoption is permitted. At December 31, 2011, the Company had implemented ASU 2011-08.

Funds From Operations ("FFO")

Management believes that FFO is an appropriate measure of performance for equity REITs and computes this measure in accordance with the NAREIT definition of FFO (including any guidance that NAREIT releases with respect to the definition). Funds from operations is defined by NAREIT as net income (computed in accordance with GAAP), reduced by preferred dividends, excluding gains or losses on depreciable real estate and extraordinary items under GAAP, plus depreciation and amortization, and after adjustments to derive the Company's pro rata share of FFO of consolidated and unconsolidated joint ventures. Further, the Company does not adjust FFO to eliminate the effects of non-recurring charges. On October 31, 2011, NAREIT issued updated guidance on reporting FFO such that impairment losses on depreciable real estate should be excluded from the computation of FFO for current and prior periods. The Company believes that FFO is a meaningful supplemental measure of its operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expenses. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for real estate investment trusts that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. The Company believes that the use of FFO, combined with the required GAAP presentations, has been beneficial in improving the understanding of operating results of real estate investment trusts among the investing public and making comparisons of operating results among such companies more meaningful. FFO as reported by Parkway may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition. Funds from operations do not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States and is not an indication of cash available to fund cash needs. Funds from operations should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

The following table presents a reconciliation of the Company's net loss to FFO for the years ended December 31, 2011 and 2010 (in thousands):

	Year Ended December 31	
	2011	2010
Net loss for Parkway Properties, Inc.	$ (126,903)	$ (2,618)
Adjustments to derive funds from operations:		
Depreciation and amortization	57,002	28,961
Depreciation and amortization – discontinued operations	54,148	63,350
Noncontrolling interest depreciation and amortization	(36,091)	(17,668)
Noncontrolling interest – unit holders	(5)	-
Adjustments for unconsolidated joint ventures	231	342
Preferred dividends	(10,052)	(6,325)
Gain on sale of real estate	(10,510)	(8,518)
Impairment loss on depreciable real estate	119,137	4,120
Funds from operations attributable to common stockholders (1)	$ 46,957	$ 61,644

(1) Funds from operations attributable to common stockholders for the years ended December 31, 2011 and 2010 include the Company's proportionate share of the following items (in thousands):

	Year Ended December 31	
	2011	2010
Gain on involuntary conversion	$ -	$ 40
Gain (loss) on extinguishment of debt	8,627	(189)
Acquisition costs	(15,447)	(266)
Expenses related to litigation	(607)	(1,251)
Lease termination fee income	6,909	8,706
Change in fair value of contingent consideration	13,000	-
Non-cash charge for interest rate swap	(2,338)	-
Realignment expenses - personnel	(3,782)	-
Loss on non-depreciable assets – mortgage loan receivable	(9,235)	-
Loss on non-depreciable assets – land	(1,109)	-

Inflation

Inflation has not had a significant impact on the Company because of the relatively low inflation rate in the Company's geographic areas of operation. Additionally, most of the leases require the customers to pay their pro rata share of operating expenses, including common area maintenance, real estate taxes, utilities and insurance, thereby reducing the Company's exposure to increases in operating expenses resulting from inflation. The Company's leases typically have three to seven year terms, which may enable the Company to replace existing leases with new leases at market base rent, which may be higher or lower than the existing lease rate.

Forward-Looking Statements

In addition to historical information, certain sections of this Form 10-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as those that are not in the present or past tense, that discuss the Company's beliefs, expectations or intentions or those pertaining to the Company's capital resources, profitability and portfolio performance and estimates of market rental rates. Forward-looking statements involve numerous risks and uncertainties. The following factors, among others discussed herein and in the Company's filings under the Securities Exchange Act of 1934, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: defaults or non-renewal of leases, increased interest rates and operating costs, failure to obtain necessary outside financing, difficulties in identifying properties to acquire and in effecting acquisitions, the failure to acquire or sell properties when anticipated, failure to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended, environmental uncertainties, risks related to natural disasters, financial market fluctuations, changes in real estate and zoning laws, increases in real property tax rates, and the outcome of claims and litigation involving or affecting the Company. The success of the Company also depends upon the trends of the economy, including interest rates, income tax laws, governmental regulation, legislation, population changes and those risk factors discussed elsewhere in this Form 10-K and in the Company's filings under the Securities Exchange Act of 1934. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as the date hereof. The Company assumes no obligation to update forward-looking statements.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

See information appearing under the caption "Liquidity" appearing in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations".

At December 31, 2011, total outstanding debt was $884.7 million of which $132.3 million or 15% was variable rate debt. If market rates of interest on the variable rate debt fluctuate by 10% (or approximately 36 basis points), the change in interest expense on the variable rate debt would increase or decrease future earnings and cash flows by approximately $476,000 annually.

ITEM 8. *Financial Statements and Supplementary Data.*

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS
PARKWAY PROPERTIES, INC.:

We have audited the accompanying consolidated balance sheets of Parkway Properties, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedules II, III and IV. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Parkway Properties, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Parkway Properties, Inc.'s internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2012, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Jackson, Mississippi
March 9, 2012

PARKWAY PROPERTIES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31 2011	December 31 2010
Assets		
Real estate related investments:		
Office and parking properties	$ 1,084,060	$ 1,755,310
Land held for development	-	609
Accumulated depreciation	(162,123)	(366,152)
	921,937	1,389,767
Land available for sale	250	750
Mortgage loans	1,500	10,336
	923,687	1,400,853
Receivables and other assets	109,427	132,530
Intangible assets, net	95,628	50,629
Assets held for sale	382,789	-
Management contracts, net	49,597	-
Cash and cash equivalents	75,183	19,670
	$ 1,636,311	$ 1,603,682
Liabilities		
Notes payable to banks	$ 132,322	$ 110,839
Mortgage notes payable	498,012	773,535
Accounts payable and other liabilities	90,341	98,818
Liabilities related to assets held for sale	285,599	-
	1,006,274	983,192
Equity		
Parkway Properties, Inc. stockholders' equity		
8.00% Series D Preferred stock, $.001 par value, 5,421,296 and 4,374,896 shares authorized, issued and outstanding in 2011 and 2010, respectively	128,942	102,787
Common stock, $.001 par value, 64,578,704 and 65,625,104 shares authorized in 2011 and 2010, respectively, 21,995,536 and 21,923,610 shares issued and outstanding in 2011 and 2010, respectively	22	22
Common stock held in trust, at cost, 8,368 and 58,134 shares in 2011 and 2010, respectively	(220)	(1,896)
Additional paid-in capital	517,309	516,167
Accumulated other comprehensive loss	(3,340)	(3,003)
Accumulated deficit	(271,104)	(127,575)
Total Parkway Properties, Inc. stockholders' equity	371,609	486,502
Noncontrolling interests	258,428	133,988
Total equity	630,037	620,490
	$ 1,636,311	$ 1,603,682

See notes to consolidated financial statements.

PARKWAY PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31		
	2011	2010	2009
Revenues			
Income from office and parking properties	$ 149,000	$ 95,190	$ 96,720
Management company income	16,896	1,652	1,870
Total revenues	165,896	96,842	98,590
Expenses			
Property operating expenses	61,637	41,268	42,917
Depreciation and amortization	57,002	28,961	28,295
Impairment loss on real estate	6,420	-	8,817
Impairment loss on mortgage loan receivable	9,235	-	-
Change in fair value of contingent consideration	(13,000)	-	-
Management company expenses	13,337	2,756	1,987
General and administrative	18,805	15,318	14,305
Acquisition costs	17,219	846	-
Total expenses and other	170,655	89,149	96,321
Operating income (loss)	(4,759)	7,693	2,269
Other income and expenses			
Interest and other income	938	1,487	1,597
Equity in earnings of unconsolidated joint ventures	57	326	445
Gain on involuntary conversion	-	40	823
Gain on sale of real estate	743	-	470
Interest expense	(31,612)	(20,271)	(19,158)
Loss before income taxes	(34,633)	(10,725)	(13,554)
Income tax expense	(56)	(2)	(3)
Loss from continuing operations	(34,689)	(10,727)	(13,557)
Discontinued operations:			
Loss from discontinued operations	(195,139)	(11,198)	(8,608)
Gain on sale of real estate from discontinued operations	17,825	8,518	-
Total discontinued operations	(177,314)	(2,680)	(8,608)
Net loss	(212,003)	(13,407)	(22,165)
Net loss attributable to noncontrolling interest	85,100	10,789	10,562
Net loss for Parkway Properties, Inc.	(126,903)	(2,618)	(11,603)
Dividends on preferred stock	(10,052)	(6,325)	(4,800)
Net loss attributable to common stockholders	$ (136,955)	$ (8,943)	$ (16,403)
Net loss per common share attributable to Parkway Properties, Inc.:			
Basic:			
Loss from continuing operations attributable to Parkway Properties, Inc.	$ (1.80)	$ (0.76)	$ (0.96)
Discontinued operations	(4.57)	0.34	0.11
Basic net loss attributable to Parkway Properties, Inc.	$ (6.37)	$ (0.42)	$ (0.85)
Diluted:			
Loss from continuing operations attributable to Parkway Properties, Inc.	$ (1.80)	$ (0.76)	$ (0.96)
Discontinued operations	(4.57)	0.34	0.11
Diluted net loss attributable to Parkway Properties, Inc.	$ (6.37)	$ (0.42)	$ (0.85)
Weighted average shares outstanding:			
Basic	21,497	21,421	19,304
Diluted	21,497	21,421	19,304
Amounts attributable to Parkway Properties, Inc. common stockholders:			
Loss from continuing operations attributable to Parkway Properties, Inc.	$ (38,710)	$ (16,203)	$ (18,434)
Discontinued operations	(98,245)	7,260	2,031
Net loss attributable to common stockholders	$ (136,955)	$ (8,943)	$ (16,403)

See notes to consolidated financial statements.

PARKWAY PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share and per share data)

	Parkway Properties, Inc. Stockholders							
	Preferred Stock	Common Stock	Common Stock Held in Trust	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Noncontrolling Interests	Total Equity
Balance at December 31, 2008	$ 57,976	$ 15	$ (2,895)	$ 428,367	$ (7,728)	$ (69,487)	$ 127,192	$ 533,440
Comprehensive loss								
Net loss	-	-	-	-	-	(11,603)	(10,562)	(22,165)
Change in fair value of interest rate swaps	-	-	-	-	2,836	-	-	2,836
Total comprehensive loss	-	-	-	-	-	-	-	(19,329)
Common dividends declared - $1.30 per share	-	-	-	-	-	(26,070)	-	(26,070)
Preferred dividends declared - $2.00 per share	-	-	-	-	-	(4,800)	-	(4,800)
Share-based compensation	-	-	-	2,581	-	-	-	2,581
Stock offering – 6,250,000 shares of common stock	-	7	-	84,450	-	-	-	84,457
3,921 shares issued in lieu of directors' fees	-	-	-	58	-	-	-	58
Purchase of Company stock – 3,954 and 860 shares withheld to satisfy tax withholding obligation in connection with the vesting of restricted stock and deferred incentive share units, respectively	-	-	-	(58)	-	-	-	(58)
Distribution of 15,125 shares of common stock, deferred compensation plan	-	-	511	-	-	-	-	511
Contribution of 1,080 shares of common stock, deferred compensation plan	-	-	(15)	-	-	-	-	(15)
Contribution of capital by noncontrolling interests	-	-	-	-	-	-	57	57
Balance at December 31, 2009	57,976	22	(2,399)	515,398	(4,892)	(111,960)	116,687	570,832
Comprehensive loss								
Net loss	-	-	-	-	-	(2,618)	(10,789)	(13,407)
Change in fair value of interest rate swaps	-	-	-	-	1,889	-	-	1,889
Total comprehensive loss	-	-	-	-	-	-	-	(11,518)
Common dividends declared - $0.30 per share	-	-	-	-	-	(6,494)	-	(6,494)
Preferred dividends declared - $2.00 per share	-	-	-	-	-	(6,325)	-	(6,325)
Share-based compensation	-	-	-	1,319	-	-	-	1,319
Issuance of 1,974,896 shares of 8.0% Series D preferred stock	44,811	-	-	-	-	-	-	44,811
15,214 shares issued in lieu of Directors' Fees	-	-	-	285	-	-	-	285
Issuance costs for shelf registration	-	-	-	(14)	-	-	-	(14)
Purchase of Company stock – 42,618 and 1,465 shares withheld to satisfy tax withholding obligation in connection with the vesting of restricted stock and deferred incentive units, respectively	-	-	-	(821)	-	-	-	(821)
Distribution of 17,125 shares of common stock, deferred compensation plan	-	-	578	-	-	-	-	578
Contribution of 4,004 shares of common stock, deferred compensation plan	-	-	(75)	-	-	-	-	(75)
Contribution of capital by noncontrolling interests	-	-	-	-	-	-	27,912	27,912
Purchase of noncontrolling interest's share in Parkway Moore, LLC	-	-	-	-	-	(178)	178	-
Balance at December 31, 2010	102,787	22	(1,896)	516,167	(3,003)	(127,575)	133,988	620,490
Comprehensive loss								
Net loss	-	-	-	-	-	(126,903)	(85,100)	(212,003)
Change in fair value of interest rate swaps	-	-	-	-	(337)	-	(7,794)	(8,131)
Total comprehensive loss	-	-	-	-	-	-	-	(220,134)
Common dividends declared - $0.30 per share	-	-	-	-	-	(6,574)	-	(6,574)
Preferred dividends declared - $2.00 per share	-	-	-	-	-	(10,052)	-	(10,052)
Share-based compensation	-	-	-	1,341	-	-	-	1,341
Issuance of 1,046,400 shares of 8.0% Series D Preferred stock	26,155	-	-	-	-	-	-	26,155
17,636 shares issued in lieu of Directors' Fees	-	-	-	198	-	-	-	198
Purchase of company stock - 19,133 and 1,656 shares withheld to satisfy tax withholding obligation in connection with the vesting of restricted stock and deferred incentive share units, respectively	-	-	-	(397)	-	-	-	(397)
Distribution 51,827 shares of common stock from deferred compensation plan	-	-	1,713	-	-	-	-	1,713
Contribution of 2,061 shares of common stock to deferred compensation plan	-	-	(37)	-	-	-	-	(37)
Contribution of capital by noncontrolling interests	-	-	-	-	-	-	287,501	287,501
Distribution of capital to noncontrolling interest	-	-	-	-	-	-	(43,546)	(43,546)
Reclassification of Partnership Operating Units	-	-	-	-	-	-	29	29
Sale of noncontrolling interest in Parkway Properties Office Fund, L.P.	-	-	-	-	-	-	(26,650)	(26,650)
Balance at December 31, 2011	$ 128,942	$ 22	$ (220)	$ 517,309	$ (3,340)	$ (271,104)	$ 258,428	$ 630,037

See notes to consolidated financial statements.

PARKWAY PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31 2011	2010	2009
Operating activities			
Net loss	$ (212,003)	$ (13,407)	$ (22,165)
Adjustments to reconcile net loss to cash provided by operating activities:			
Depreciation and amortization	57,002	28,961	28,295
Depreciation and amortization – discontinued operations	54,148	63,350	64,431
Amortization of above (below) market leases	2,955	(163)	(163)
Amortization of above (below) market leases-discontinued operations	(1,865)	(403)	214
Amortization of loan costs	2,144	1,713	2,319
Amortization of mortgage loan discount	(400)	(710)	(607)
Share-based compensation expense	1,341	1,319	2,581
Deferred income tax benefit	(430)	-	-
Operating distributions from unconsolidated joint ventures	507	-	392
Gain on sale of real estate investments	(18,568)	(8,558)	(1,293)
Non-cash impairment loss on real estate	6,420	-	8,817
Non-cash impairment loss on real estate-discontinued operations	189,940	4,120	-
Non-cash impairment loss on mortgage loan receivable	9,235	-	-
Non-cash gain on mortgage loan payable	(8,601)	-	-
Equity in earnings of unconsolidated joint ventures	(57)	(326)	(445)
Change in fair value of contingent consideration	(13,000)	-	-
Increase in deferred leasing costs	(16,947)	(13,425)	(16,348)
Changes in operating assets and liabilities:			
Change in receivables and other assets	(19,737)	(4,194)	3,678
Change in accounts payable and other liabilities	3,443	9,782	228
Cash provided by operating activities	35,527	68,059	69,934
Investing activities			
Distributions from unconsolidated joint ventures	3,201	-	-
Investment in real estate	(491,279)	(36,498)	1,033
Investment in other assets	(3,500)	-	-
Investment in management company	(32,400)	-	-
Proceeds from sale of real estate	200,193	4,758	15,542
Proceeds from property insurance settlement	-	-	1,984
Real estate development	-	-	(5,329)
Improvements to real estate	(41,811)	(36,335)	(28,420)
Cash used in investing activities	(365,596)	(68,075)	(15,190)
Financing activities			
Principal payments on mortgage notes payable	(106,567)	(140,499)	(35,381)
Proceeds from mortgage notes payable	222,013	70,000	18,500
Proceeds from bank borrowings	286,655	143,750	35,742
Payments on bank borrowings	(265,172)	(132,911)	(121,682)
Debt financing costs	(4,858)	(1,004)	(406)
Purchase of Company stock	(397)	(821)	(58)
Dividends paid on common stock	(6,552)	(6,448)	(25,794)
Dividends paid on preferred stock	(9,529)	(5,787)	(4,800)
Contributions from noncontrolling interest partners	287,501	27,912	57
Distributions to noncontrolling interest partners	(43,546)	-	-
Proceeds from stock offering	26,034	44,797	84,457
Cash provided by (used in) financing activities	385,582	(1,011)	(49,365)
Change in cash and cash equivalents	55,513	(1,027)	5,379
Cash and cash equivalents at beginning of year	19,670	20,697	15,318
Cash and cash equivalents at end of year	$ 75,183	$ 19,670	$ 20,697

See notes to consolidated financial statements.

NOTE A - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying financial statements are prepared following U.S. generally accepted accounting principles ("GAAP") and the requirements of the Securities and Exchange Commission ("SEC").

The consolidated financial statements include the accounts of Parkway Properties, Inc. ("Parkway" or "the Company"), its wholly-owned subsidiaries and joint ventures in which the Company has a controlling interest. The other partners' equity interests in the consolidated joint ventures are reflected as noncontrolling interests in the consolidated financial statements. Parkway also consolidates subsidiaries where the entity is a variable interest entity ("VIE") and Parkway is the primary beneficiary and has the power to direct the activities of the VIE and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. At December 31, 2011 and 2010, Parkway did not have any VIEs that required consolidation. All significant intercompany transactions and accounts have been eliminated in the accompanying financial statements.

The Company also consolidates certain joint ventures where it exercises control over major operating and management decisions, or where the Company is the sole general partner and the limited partners do not possess kick-out rights or other substantive participating rights. The equity method of accounting is used for those joint ventures that do not meet the criteria for consolidation and where Parkway exercises significant influence but does not control these joint ventures.

Business

The Company's operations are exclusively in the real estate industry, principally the operation, leasing, acquisition and ownership of office buildings.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the Company believes the assumptions and estimates made are reasonable and appropriate, as discussed in the applicable sections throughout these consolidated financial statements, different assumptions and estimates could materially impact reported results. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions, therefore, changes in market conditions could impact the Company's future operating results. The Company's most significant estimates relate to impairments on real estate, purchase price allocations and allowance for doubtful accounts.

Real Estate Properties

Real estate properties are carried at cost less accumulated depreciation. Cost includes the carrying amount of the Company's investment plus any additional consideration paid, liabilities assumed, and improvements made subsequent to acquisition. Depreciation of buildings and building improvements is computed using the straight-line method over the estimated useful lives of the assets. Depreciation of tenant improvements, including personal property, is computed using the straight-line method over the lesser of useful life or the term of the lease involved. Maintenance and repair expenses are charged to expense as incurred.

Balances of major classes of depreciable assets (in thousands) and their respective estimated useful lives are:

Asset Category	Estimated Useful Life	December 31 2011	December 31 2010
Land	Non-depreciable	$ 116,598	$ 176,614
Buildings and garages	40 years	801,619	1,278,275
Building improvements	7 to 40 years	53,909	121,540
Tenant improvements	Lesser of useful life or term of lease	111,934	178,881
		$ 1,084,060	$ 1,755,310

Depreciation expense, including amounts recorded in discontinued operations, related to these assets of $76.5 million, $67.4 million, and $67.6 million was recognized in 2011, 2010 and 2009, respectively.

The Company evaluates its real estate assets upon occurrence of significant adverse changes in its operations to assess whether any impairment indicators are present that affect the recovery of the carrying amount. The carrying amount includes the net book value of tangible and intangible assets. Real estate assets are classified as held for sale or held and used. Parkway records assets held for sale at the lower of carrying amount or fair value less cost to sell. With respect to assets classified as held and used, Parkway recognizes an impairment loss if the carrying amount is not recoverable and exceeds the sum of undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The cash flow and fair value estimates are based on assumptions about employing the asset for its remaining useful life. Factors considered in projecting future cash flows include but are not limited to: existing leases, future leasing and terminations, market rental rates, capital improvements, tenant improvements, leasing commissions, inflation and other known variables. This market information is considered a Level 3 input as defined by Accounting Standards Certification ("ASC") 820, "Fair Value Measurements and Disclosures," ("ASC 820"). Upon impairment, Parkway recognizes an impairment loss to reduce the carrying value of the real estate asset to the estimate of its fair value.

The Company recognizes gains from sales of real estate upon the realization at closing of the transfer of rights of ownership to the purchaser, receipt from the purchaser of an adequate cash down payment and adequate continuing investment by the purchaser.

The Company classifies certain assets as held for sale based on management having the authority and intent of entering into commitments for sale transactions to close in the next twelve months. The Company considers an office property as held for sale once it has executed a contract for sale, allowed the buyer to complete its due diligence review and received a substantial non-refundable deposit. Until a buyer has completed its due diligence review of the asset, necessary approvals have been received and substantive conditions to the buyer's obligation to perform have been satisfied, the Company does not consider a sale to be probable. When the Company identifies an asset as held for sale, it estimates the net realizable value of such asset and discontinues recording depreciation on the asset. The Company records assets held for sale at the lower of carrying amount or fair value less cost to sell.

Land available for sale (see Note D) is carried at cost and is subject to evaluation for impairment.

Purchase Price Allocation

Parkway allocates the purchase price of real estate to tangible and intangible assets and liabilities based on fair values. Tangible assets consist of land, building, garage, building improvements and tenant improvements. Intangible assets and liabilities consist of the value of above and below market leases, lease costs, the value of in-place leases, customer relationships and any value attributable to above or below market debt assumed with the acquisition.

The Company may engage independent third-party appraisers to perform the valuations used to determine the fair value of these identifiable tangible and intangible assets. These valuations and appraisals use commonly employed valuation techniques, such as discounted cash flow analyses. Factors considered in these analyses include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases. Parkway also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods depending on specific local market conditions and depending on the type of property acquired. Additionally, Parkway estimates costs to execute similar leases including leasing commissions, legal and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction.

The fair value of above or below market in-place lease values is the present value of the difference between the contractual amount to be paid pursuant to the in-place lease and the estimated current market lease rate expected over the remaining non-cancelable life of the lease. The capitalized above market lease values are amortized as a reduction of rental income over the remaining term of the respective leases. The capitalized below market lease values are amortized as an increase to rental income over the remaining term of the respective leases. Total amortization for above and below market leases, excluding amounts classified as discontinued operations, was a net reduction of rental income of $3.0 million for the year ended December 31, 2011, and a net increase of rental income of $163,000 for each of the years ended December 31, 2010 and 2009.

Amortization of above and below market leases is projected as a net decrease to rental income as follows for the next five years (in thousands):

	Amount
2012	$ (3,507)
2013	(3,638)
2014	(2,375)
2015	(2,018)
2016	(2,008)

Included in the total amortization of above and below market leases above is a net increase to rental income of $679,000 associated with properties held for sale at December 31, 2011.

The fair value of customer relationships represents the quantifiable benefits related to developing a relationship with the current customer. Examples of these benefits would be growth prospects for developing new business with the existing customer, the ability to attract similar customers to the building, the customer's credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors. Management believes that there would typically be little value associated with customer relationships that is in excess of the value of the in-place lease and their typical renewal rates. Any value assigned to customer relationships is amortized over the remaining terms of the respective leases plus any expected renewal periods as a lease cost amortization expense. Currently, the Company has no value assigned to customer relationships.

The fair value of at market in-place leases is the present value associated with re-leasing the in-place lease as if the property was vacant. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. The value of at market in-place leases is amortized as a lease cost amortization expense over the expected life of the lease. Total amortization expense for the value of in-place leases, excluding amounts classified as discontinued operations, was $12.3 million, $5.2 million and $3.4 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Amortization expense for the value of in-place leases is projected as follows for the next five years (in thousands):

	Amount
2012	$ 11,686
2013	9,505
2014	7,725
2015	6,760
2016	5,334

Included in total amortization expense for the value of in-place leases is $4.2 million associated with properties held for sale at December 31, 2011.

A separate component of the fair value of in-place leases is identified for the lease costs. The fair value of lease costs represents the estimated commissions and legal fees paid in connection with the current leases in place. Lease costs are amortized over the non-cancelable terms of the respective leases as lease cost amortization expense.

In no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a customer terminate its lease, the unamortized portion of the tenant improvement, in-place lease value, lease cost and customer relationship intangibles would be charged to expense. Additionally, the unamortized portion of above market in-place leases would be recorded as a reduction to rental income and the below market in-place lease value would be recorded as an increase to rental income.

Goodwill

During 2011, the Company early adopted Accounting Standards Updated ("ASU") 2011-08, which allows an entity to first assess the qualitative factors in determining when a two-step quantitative goodwill impairment test is necessary. If an entity determines, based on qualitative factors, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the entity would then be required to calculate the fair value of the reporting entity. During 2011, the Company assessed certain qualitative factors and determined that it was not necessary to perform the second step of the quantitative impairment test and determined that there was no goodwill impairment in 2011. The Company acquired goodwill in 2011 when it closed on the agreement with Eola Capital,LLC and related entities ("Eola") in which Eola contributed its property management company to Parkway (see further discussion in Note B).

Mortgage Loans Receivable

Parkway records its mortgage loans receivable at the stated principal amount net any premium or discount. At December 31, 2011 and 2010, the carrying amount of mortgage loans receivable was $1.5 million and $10.3 million, respectively. The Company recognizes the premium or discount over the life of the mortgage loan using the effective interest method. Parkway evaluates the collectability of principal and interest on its mortgage loans, if circumstances warrant, to determine whether it is impaired. A loan is impaired when based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the existing contractual terms. When a loan is impaired, the amount of the loss provision is calculated by comparing the recorded investment to the value determined by discounting the expected future cash flow at the loan's effective interest rate.

During the year ended December 31, 2011, the Company recorded a non-cash impairment loss on a mortgage loan of $9.2 million in connection with the B participation piece of a first mortgage secured by an 844,000 square foot office property in Dallas, Texas known as 2100 Ross. The borrower is currently in default on the first mortgage and based on current information, the Company does not believe it will recover its investment in the loan. Therefore, Parkway has written off its investment in the mortgage loan. The Company's original cash investment in the loan was $6.9 million and was purchased in November 2007.

Investment in Unconsolidated Joint Ventures

At December 31, 2011 and 2010, Parkway had a noncontrolling interest in one and three unconsolidated joint ventures, respectively, which are accounted for using the equity method of accounting. Therefore, Parkway reports its share of income and losses based on its economic interest in these entities, as measured by its ownership interest or expected cash distributions if materially different than distributions based on ownership interest. Parkway classifies its interests as investments in unconsolidated joint ventures when it holds less than a majority voting interest in the entity and does not have control, based on the terms of the joint venture agreements, to make decisions about the entities' significant activities such as major leases, encumbering the entities with debt, major capital expenditures and whether to dispose of the entities.

When circumstances indicate there may have been a loss in value of an equity investment, the Company evaluates the investment for impairment by estimating its ability to recover its investment from future cash flows. If Parkway determines the loss in value is other than temporary, the Company recognizes an impairment charge to reflect the investment at fair value. The use of projected future cash flows and other estimates of fair value, the determination of when a loss is other than temporary, and the calculation of the amount of the loss are complex and subjective. Use of other estimates and assumptions may result in different conclusions. Changes in economic and operating conditions that occur subsequent to the Company's review could impact these assumptions and result in future impairment charges of our equity investments.

Allowance for Doubtful Accounts

Accounts receivable are reduced by an allowance for amounts that the Company estimates to be uncollectible. The receivable balance is comprised primarily of rent and expense reimbursement income due from the customers. Management evaluates the adequacy of the allowance for doubtful accounts considering such factors as the credit quality of our customers, delinquency of payment, historical trends and current economic conditions. The Company provides an allowance for doubtful accounts for customer balances that are over 90 days past due and for specific customer receivables for which collection is considered doubtful.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Noncontrolling Interest

Noncontrolling Interest – Real Estate Partnerships

At December 31, 2011 and 2010, the Company has an interest in two joint ventures whose operations are included in its consolidated financial statements. These joint ventures were originally structured such that the Company would own a 25% and 30% interest in Parkway Properties Office Fund, LP ("Fund I") and Parkway Properties Office Fund II, LP ("Fund II"), respectively.

Parkway serves as the general partner of Fund I and provides asset management, property management, leasing and construction management services to the fund, for which it is paid market-based fees. Cash distributions from the fund are made to each joint venture partner based on their actual percentage of ownership in the fund. Since Parkway is the sole general partner and has the authority to make major decisions on behalf of the fund, Parkway is considered to have a controlling interest. Accordingly, Parkway is required to consolidate the fund in its consolidated financial statements. At February 15, 2008, Fund I was fully invested. Parkway has entered into an agreement to sell the Fund I portfolio, comprised of 2.7 million square feet and 13 office properties, to its partner in the fund. At December 31, 2011, nine of the office properties, which represent a majority of the Fund I portfolio, had been sold. Additionally, on March 1, 2012, the Company completed the sale of its interest in Renaissance Center, a 190,000 square foot office property located in Memphis, Tennessee. The sale of the remaining three assets in the Fund I portfolio is expected to close during the first half of 2012.

Parkway serves as the general partner of Fund II and provides asset management, property management, leasing and construction management services for the fund, for which it will be paid market-based fees. Cash distributions from the fund will be made to each joint venture partner based on the actual percentage of ownership in the fund. Since Parkway is the sole general partner and has the authority to make major decisions on behalf of the fund, Parkway is considered to have a controlling interest. Accordingly, Parkway is required to consolidate the fund in its consolidated financial statements. At February 10, 2012, Fund II was fully invested.

Noncontrolling interest in real estate partnerships represents the other partners' proportionate share of equity in the partnerships discussed above at December 31, 2011 and 2010. Income is allocated to noncontrolling interest based on the weighted average percentage ownership during the year.

Revenue Recognition

Revenue from real estate rentals is recognized on a straight-line basis over the terms of the respective leases. The cumulative difference between lease revenue recognized under this method and contractual lease payment terms is recorded as straight-line rent receivable on the accompanying balance sheets. The straight-line rent adjustment increased revenue by $6.0 million, $1.4 million and $1.9 million in 2011, 2010 and 2009, respectively.

When the Company is the owner of the customer improvements, the leased space is ready for its intended use when the customer improvements are substantially completed. In limited instances, when the customer is the owner of the customer improvements, straight-line rent is recognized when the customer takes possession of the unimproved space.

The leases also typically provide for customer reimbursement of a portion of common area maintenance and other operating expenses. Property operating cost recoveries from customers ("expense reimbursements") are recognized as revenue in the period in which the expenses are incurred. The computation of expense reimbursements is dependent on the provisions of individual customer leases. Most customers make monthly fixed payments of estimated expense reimbursements. The Company makes adjustments, positive or negative, to expense reimbursement income quarterly to adjust the recorded amounts to the Company's best estimate of the final property operating costs based on the most recent quarterly budget. After the end of the calendar year, the Company computes each customer's final expense reimbursements and issues a bill or credit for the difference between the actual amount and the amounts billed monthly during the year.

Management company income represents market-based fees earned from providing management, construction, leasing, brokerage and acquisition services to third parties. Management fee income is computed and recorded monthly in accordance with the terms set forth in the stand alone management service agreements. Leasing and brokerage commissions are recognized pursuant to the terms of the stand-alone agreements at the time underlying leases are signed, which is the point at which the earnings process is complete and collection of the fees is reasonably assured. Fees relating to the purchase or sale of property are recognized when the earnings process is complete and collection of the fees is reasonably assured, which usually occurs at closing. All fees on Company-owned properties and consolidated joint ventures are eliminated in consolidation. The Company recognizes its share of fees earned from unconsolidated joint ventures in management company income.

Amortization

Debt origination costs are deferred and amortized using a method that approximates the effective interest method over the term of the loan. Leasing costs are deferred and amortized using the straight-line method over the term of the respective lease.

Early Extinguishment of Debt

When outstanding debt is extinguished, the Company records any prepayment premium and unamortized loan costs to interest expense.

Derivative Financial Instruments

The Company recognizes all derivative instruments on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The ineffective portion of the hedge, if any, is immediately recognized in earnings.

Share-Based and Long-Term Compensation

Effective May 1, 2010, the stockholders of the Company approved Parkway's 2010 Omnibus Equity Incentive Plan (the "2010 Equity Plan") that authorized the grant of up to 600,000 equity based awards to employees and directors of the Company. The 2010 Equity Plan replaces the Company's 2003 Equity Incentive Plan and the 2001 Non-Employee Directors Equity Compensation Plan. At present, it is Parkway's intention to grant restricted shares and/or deferred incentive share units instead of stock options although the 2010 Equity Plan authorizes various forms of incentive awards, including options. The 2010 Equity Plan has a ten-year term.

On May 12, 2011, the Board of Directors approved Parkway's 2011 Employee Inducement Award Plan that authorized the grant of up to 149,573 restricted shares and/or deferred incentive share units to employees and directors of the Company in connection with the combination with Eola. The Plan shall continue in effect until the earlier of (a) its termination by the Board or (b) the date on which all of the shares of stock available for issuance under the Plan have been issued; provided that awards outstanding on that date shall survive in accordance with their terms.

Compensation expense, including estimated forfeitures, for service-based awards is recognized over the expected vesting period. The total compensation expense for the long-term equity incentive awards is based upon the fair value of the shares on the grant date, adjusted for estimated forfeitures. Time-based restricted shares and deferred incentive share units are valued based on the New York Stock Exchange closing market price of Parkway common shares (NYSE ticker symbol, PKY) as of the date of grant. The grant date fair value for awards that are subject to market conditions is determined using a simulation pricing model developed to specifically accommodate the unique features of the awards.

Restricted shares and deferred incentive share units are forfeited if an employee leaves the Company before the vesting date, except in the case of the employee's death or permanent disability or upon termination following a change of control. Shares and/or units that are forfeited become available for future grant under the 2010 Equity Plan.

The Company also adopted a long-term cash incentive that was designed to reward significant outperformance over the three year period which began July 1, 2010. The total compensation expense for the long-term cash incentive awards is based upon the estimated fair value of the award on the grant date and adjusted as necessary each reporting period. The long-term cash incentive awards are accounted for as a liability-classified award on the Company's 2011 and 2010 consolidated balance sheets. The grant date and quarterly fair value estimates for awards that are subject to a market condition are determined using a simulation pricing model developed to specifically accommodate the unique features of the awards.

Income Taxes

Effective January 1, 1997, the Company elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended. The Company completed its reorganization into the Umbrella Partnership REIT ("UPREIT") structure effective January 1, 1998. The Company believes that the UPREIT structure will enable it to pursue additional investment opportunities by having the ability to offer tax-advantaged operating partnership units to property owners in exchange for properties.

A corporate REIT is a legal entity that holds real estate assets, and through distributions to stockholders, is exempt from the payment of Federal income taxes at the corporate level. To maintain qualification as a REIT, the Company is subject to a number of organizational and operational requirements, including a requirement that it currently distribute to stockholders at least 90% of its annual taxable income.

Effective May 18, 2011, the Company acquired the Eola Management Company and contributed the entity into a wholly-owned taxable REIT subsidiary "TRS". In connection with the purchase of the Eola Management Company, the TRS recorded a deferred income tax liability of $14.8 million. The TRS pays income taxes at the federal and state level.

Net Loss Per Common Share

Basic earnings per share ("EPS") is computed by dividing loss attributable to common stockholders by the weighted-average number of common shares outstanding for the year. In arriving at net loss attributable to common stockholders, preferred stock dividends are deducted. Diluted EPS reflects the potential dilution that could occur if share equivalents such as employee stock options, restricted shares and deferred incentive share units were exercised or converted into common stock that then shared in the earnings of Parkway.

The computation of diluted EPS is as follows:

	Year Ended December 31		
	2011	2010	2009
	(in thousands, except per share data)		
Numerator:			
Basic and diluted net loss attributable to common stockholders	$ (136,995)	$ (8,943)	$ (16,403)
Denominator:			
Basic and diluted weighted average shares	21,497	21,421	19,304
Diluted net loss per share attributable to Parkway Properties, Inc.	$ (6.37)	$ (0.42)	$ (0.85)

The computation of diluted EPS for 2011, 2010 and 2009 did not include the effect of employee stock options, deferred incentive share units and restricted shares because their inclusion would have been anti-dilutive.

Reclassifications

Certain reclassifications have been made in the 2010 and 2009 consolidated financial statements to conform to the 2011 classifications with no impact on previously reported net income or equity.

During 2011, the Company changed its method of allocating certain general and administrative expenses to property operating expenses. Certain reclassifications have been made in the 2010 and 2009 consolidated financial statements to conform to the 2011 classifications with no impact on previously reported net income or equity. The change resulted in an increase in general and administrative expenses of $8.0 million in 2010 and $7.9 million in 2009. These expenses were previously allocated to property operating expenses.

Subsequent Events

The Company has evaluated all subsequent events through the issuance date of the consolidated financial statements.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS", which change the wording used to describe the requirements in U.S. GAAP for measuring fair value, changes certain fair value measurement principles and enhances disclosure requirements for fair value measurements. The FASB does not intend for ASU 2011-04 to result in a change in the application of the requirements in ASC 820. The requirements of ASU 2011-04 will be effective prospectively for interim and annual periods beginning after December 15, 2011. The Company is currently evaluating the impact of ASU 2011-04 on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income", which modifies reporting requirements for comprehensive income in order to increase the prominence of items reported in other comprehensive income in the financial statements. ASU 2011-05 requires presentation of either a single continuous statement of comprehensive income or two separate, but consecutive statements in which the first statement presents net income and its components followed by a second statement that presents total other comprehensive income, the components of other comprehensive income, and total comprehensive income. The requirements of ASU 2011-05 will be effective for interim and annual periods beginning after December 15, 2011. The Company is currently evaluating the impact of ASU 2011-05 on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, which allows an entity to first assess qualitative factors in determining when a two-step quantitative goodwill impairment test is necessary. If an entity determines, based on qualitative factors, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the entity would then be required to calculate the fair value of the reporting unit. The requirements of ASU 2011-08 will be effective for annual reporting periods beginning after December 15, 2011, but early adoption is permitted. At December 31, 2011, the Company had implemented ASU 2011-08.

Unaudited Statistical Information

The square feet and percentage leased statistics presented in Notes B, F and G are unaudited.

Note B - Investment in Office and Parking Properties

Included in investment in office and parking properties at December 31, 2011 are 36 office and parking properties located in ten states with an aggregate of 8.6 million square feet of leasable space. This excludes office properties in unconsolidated joint ventures and office properties classified as held for sale.

The contract purchase price, excluding closing costs and other adjustments, of office properties or additional office property interests acquired during the year ended December 31, 2011 is as follows:

Market Location	Cost (in thousands)
Atlanta, GA	$ 212,250
New Orleans, LA	250
Jacksonville, FL	18,500
Tampa, FL	68,375
Orlando, FL	67,750
Phoenix, AZ	39,400
Philadelphia, PA	180,375
	$ 586,900

The Company's acquisitions are accounted for using the acquisition method. The results of each acquired property are included in the Company's results of operations from their respective purchase dates.

<u>*Summary of Acquisitions*</u>

On January 21, 2011, the Company and Fund II acquired the office and retail portion of 3344 Peachtree located in the Buckhead submarket of Atlanta for $167.3 million. 3344 Peachtree contains approximately 483,000 square feet of office and retail space and includes an adjacent eleven-story parking structure. Funds II's investment in the property totaled $160.0 million, with Parkway funding the remaining $7.3 million. Due to Parkway's additional investment, the Company's effective ownership in the property is 33.03%. An additional $2.6 million is expected to be spent for closing costs, building improvements, leasing costs and customer improvements during the first two years of ownership. Simultaneous with closing, Fund II assumed the $89.6 million existing non-recourse first mortgage loan, which matures on October 1, 2017, and carries a fixed interest rate of 4.8%. In accordance with GAAP, the mortgage loan was recorded at $87.2 million to reflect the value of the instrument based on a market interest rate of 5.25% on the date of purchase. Parkway's equity contribution in the investment is $25.5 million and was funded through availability under the Company's senior unsecured revolving credit facility.

On February 4, 2011, the Company purchased its partner's 50% interest in the Wink-Parkway Partnership ("Wink JV") for $250,000. The Wink JV was established for the purpose of owning the Wink Building, a 32,000 square foot office property in New Orleans, Louisiana. Upon completing the purchase of its partner's interest, Parkway now owns 100% of the Wink Building.

On March 31, 2011, Fund II purchased 245 Riverside located in the central business district of Jacksonville, Florida for $18.5 million. 245 Riverside contains approximately 135,000 square feet of office space. An additional $1.6 million is expected to be spent for closing costs, building improvements, leasing costs and customer improvements during the first two years of ownership. In connection with the purchase, Fund II placed a $9.3 million non-recourse first mortgage loan secured by the property with an initial 36 month interest only period and a maturity date of March 31, 2019. The mortgage loan has a stated rate of LIBOR plus 200 basis points. In connection with the mortgage loan, Fund II entered into an interest rate swap agreement that fixes the interest rate at 5.3% through September 30, 2018. Parkway's equity contribution of $2.8 million was funded through availability under the Company's senior unsecured revolving credit facility. Parkway's effective ownership interest in this asset is 30%.

On April 8, 2011, Fund II purchased Corporate Center Four at International Plaza ("Corporate Center Four") located in the Westshore submarket of Tampa, Florida for $45.0 million. Corporate Center Four contains approximately 250,000 square feet of office space. An additional $5.6 million is expected to be spent for closing costs, building improvements, leasing costs and customer improvements during the first two years of ownership. In connection with the purchase, Fund II placed a $22.5 million non-recourse mortgage loan with an initial 36 month interest only period and a maturity date of April 8, 2019. The mortgage loan has a stated rate of LIBOR plus 200 basis points. In connection with the mortgage loan, Fund II entered into an interest rate swap agreement that fixes the interest rate at 5.4% through October 8, 2018. Parkway's equity contribution of $6.8 million was funded through availability under the Company's senior unsecured revolving credit facility. Parkway's effective ownership interest in this asset is 30%.

On May 18, 2011, Fund II completed the closing of its purchase of four additional office properties for $316.5 million. The four properties include Two Liberty Place in Philadelphia, Two Ravinia Drive in Atlanta, Bank of America Center in Orlando, and Cypress Center I, II and III ("Cypress Center") in Tampa. The properties contain approximately 2.1 million square feet of office space, and an additional $20.9 million is expected to be spent for closing costs, building improvements, leasing costs and customer improvements during the first two years of ownership. An existing institutional investor in Two Liberty Place retained an 11% ownership in the property. Parkway's pro rata share of Two Liberty Place is 19% and Parkway's partner in Fund II owns the remaining 70% interest. Fund II acquired 100% of the remaining three assets, with Parkway's ownership at 30%. In connection with the purchases, Fund II placed separate non-recourse mortgage loans on each property totaling $158.3 million with a weighted average interest rate of 5.0%, initial 36 month interest only periods, and maturity dates ranging from May 2016 to June 2019 (see Note F – Notes Payable, for details regarding the interest rate swaps associated with these mortgage loans). Parkway's equity contribution of $37.6 million was funded through availability under the Company's senior unsecured revolving credit facility.

On June 30, 2011, Fund II purchased Hayden Ferry Lakeside I ("Hayden Ferry I") located in the Tempe submarket of Phoenix, Arizona, for $39.4 million. Hayden Ferry I contains approximately 203,000 square feet of office space. An additional $4.3 million is expected to be spent for closing costs, building improvements, leasing costs and customer improvements during the first two years of ownership. Fund II obtained a $22.0 million non-recourse mortgage loan with a fixed interest rate of 4.5%, an initial 36 month interest only period, and a maturity date of July 25, 2018. Parkway's equity contribution of $5.2 million was funded through availability under the Company's senior unsecured revolving credit facility. Parkway's effective ownership interest in this asset is 30%.

The allocation of purchase price related to intangible assets and liabilities and weighted average amortization period (in years) for each class of asset or liability for 3344 Peachtree, 245 Riverside, Corporate Center Four, Two Liberty Place, Two Ravinia Drive, Bank of America Center, Cypress Center and Hayden Ferry I is as follows (in thousands, except weighted average life):

	Amount	Weighted Average Life
Land	$ 66,267	N/A
Buildings	380,147	40
Tenant improvements	45,267	6
Lease commissions	26,913	6
Lease in place value	41,195	6
Above market leases	27,428	7
Below market leases	(4,955)	13
Other	2,388	7
Mortgage assumed	(87,225)	7

On May 18, 2011, the Company closed on the agreement with Eola Capital, LLC and related entities ("Eola") in which Eola contributed its Property Management Company (the "Management Company") to Parkway. Eola's principals contributed the Management Company to Parkway for initial consideration of $32.4 million in cash and Eola's principals have the opportunity to earn up to 1.8 million units of limited partnership interest in Parkway's operating partnership ("OP Units") through an earn-out and earn-up arrangement based on the achievement by the Management Company of targeted annual gross fee revenue and/or share price levels during an initial period for the balance of 2011. On December 30, 2011, Parkway and the former Eola principals amended certain post-closing provisions of the contribution agreement to provide, among other things, that if the Management Company achieved annual revenues in excess of the original 2011 target, all OP Units subject to the 2011 earn-out, the 2012 earn-out and the earn-up will be deemed earned and paid when the 2011 earn-out payment is made. The earn-out and earn-up consideration is accounted for as a liability and therefore, any changes in fair value is measured through profit and loss each reporting date until the contingency is resolved. The target gross fee revenue target for 2011 was achieved and the 1.8 million OP Units were earned and issued on February 28, 2012. All OP Units are redeemable for cash, or at Parkway's option, for shares of Parkway stock on a one-for-one basis. The Management Company was contributed to a wholly-owned taxable REIT subsidiary and therefore, the Company began incurring income tax expenses upon closing of the agreement. The Management Company currently manages assets totaling approximately 11.4 million square feet. Parkway funded the cash consideration for the Management Company contribution with operating cash flow, proceeds from the disposition of office properties, proceeds from an equity issuance and amounts available under the Company's credit facilities. For details regarding the Management Company's purchase price allocation see "Note E – Management Contracts."

The unaudited pro forma effect on the Company's results of operations for the purchase of 3344 Peachtree, 245 Riverside, Corporate Center Four, Two Liberty Place, Two Ravinia Drive, Bank of America Center, Cypress Center, Hayden Ferry I and the Management Company as if the purchase had occurred on January 1, 2010 is as follows (in thousands, except per share data):

	Year Ended December 31	
	2011	2010
Revenues	$ 197,065	$ 183,485
Net loss attributable to common stockholders	$ (129,783)	$ (13,111)
Basic net loss attributable to common stockholders	$ (6.04)	$ (0.61)
Diluted net loss attributable to common stockholders	$ (6.04)	$ (0.61)

Included in the Company's consolidated financial statements for the year ended December 31, 2011 were revenues and net income attributable to common stockholders from 2011 acquisitions of $68.4 million and $11.2 million, respectively.

On January 11, 2012, Fund II purchased The Pointe, a 252,000 square foot Class A office building in the Westshore submarket of Tampa, Florida. The gross purchase price for The Pointe was $46.9 million and Parkway's ownership share is 30%. Parkway's equity contribution of $7.0 million was funded through availability under the Company's senior unsecured revolving credit facility.

On February 10, 2012, Fund II purchased Hayden Ferry Lakeside II ("Hayden Ferry II"), a 300,000 square foot Class A+ office building located in the Tempe submarket of Phoenix, and directly adjacent to Hayden Ferry I purchased by Fund II in the second quarter of 2011. The gross purchase price is $86.0 million and Parkway's ownership share is 30%. Simultaneous with the purchase, Fund II closed a $50.0 million non-recourse first mortgage with a maturity date of July 2018. The mortgage has an initial fixed interest rate of 5.0%, which is scheduled to decline in stated increments over the first four years of the term, with the decline in the fourth year of the term subject to achieving a defined debt yield hurdle, at which time the rate will remain fixed through maturity. The mortgage loan secured by Hayden Ferry I has been amended such that it is now cross-collateralized and cross-defaulted and is coterminous with the mortgage loan secured by Hayden Ferry II. Parkway's equity contribution of $10.8 million was initially funded through availability under the Company's existing senior unsecured revolving credit facility. This investment completed the total investment of Fund II.

Summary of Dispositions

On May 11, 2011, the Company sold 233 North Michigan, a 1.1 million square foot office property in Chicago, Illinois, for a gross sales price of $162.2 million. At closing, the Company repaid the $84.6 million first mortgage secured by the property that was scheduled to mature in July 2011. Parkway received net cash proceeds after repayment of the mortgage loan of $74.0 million, which were used to reduce amounts outstanding under the Company's senior unsecured revolving credit facility. The Company recognized a gain on extinguishment of debt of $302,000, which is classified as income from discontinued operations and a gain on the sale of real estate from discontinued operations of $4.3 million during the second quarter of 2011. All income from 233 North Michigan has been classified as discontinued operations for all current and prior periods presented.

On July 6, 2011, RubiconPark II, LLC, sold Maitland 200, a 204,000 square foot office property located in the Maitland submarket of Orlando, for a gross sale price of $23 million. The $16.9 million mortgage loan secured by the property was repaid upon closing. Parkway owned a 20% interest in the property and received a priority distribution after the repayment of secured debt of $2.8 million, which was used to reduce amounts outstanding under the Company's senior unsecured revolving credit facility. The Company recognized a gain on the sale of $743,000 during the third quarter of 2011. Additionally, the Company retained management of the property and therefore, the gain was recorded in continuing operations.

On July 19, 2011, the Company sold Greenbrier Towers I & II, two office properties totaling 172,000 square feet in Hampton Roads, Virginia, for a gross sale price of $16.7 million. The sale represented the Company's exit from this market. The properties were unencumbered by debt at the time of the sale. Parkway received $16.1 million in net proceeds at closing, which were used to reduce amounts outstanding under the Company's senior unsecured revolving credit facility. The Company recognized a gain on the sale of real estate from discontinued operations of $1.2 million during the third quarter of 2011. All income from Greenbrier Towers I & II has been classified as discontinued operations for all current and prior periods presented.

On August 16, 2011, the Company sold Glen Forest, an 81,000 square foot office property in Richmond, Virginia, for a gross sale price of $9.3 million. The property was unencumbered by debt at the time of the sale. Parkway received $8.9 million in net proceeds at closing, which were used to reduce amounts outstanding under the Company's senior unsecured revolving credit facility. The Company recognized a gain on the sale of real estate from discontinued operations of $1.1 million during the third quarter of 2011. All income from Glen Forest has been classified as discontinued operations for all current and prior periods presented.

On September 8, 2011, the Company sold Tower at 1301 Gervais, a 298,000 square foot office property in Columbia, South Carolina, for a gross sale price of $19.5 million. The property was unencumbered by debt at the time of the sale. Parkway received $17.9 million in net proceeds at closing, which were used to reduce amounts outstanding under the Company's senior unsecured revolving credit facility. The Company recognized a total non-cash impairment loss of $2.7 million during the year ended December 31, 2011. This impairment loss and all income from current and prior periods have been classified as discontinued operations.

On December 9, 2011, Parkway conveyed the deed in lieu of foreclosure on Wells Fargo, a 134,000 square foot office building in Houston, Texas. In association with the deed in lieu of foreclosure, the Company recognized an $8.6 million non-cash gain associated with the forgiveness of the mortgage loan secured by this property. During the year ended December 31, 2011, the Company recognized a total impairment loss of $11.6 million. This impairment loss and all income from the Wells Fargo building has been classified as discontinued operations for all current and prior periods presented.

On December 31, 2011, the Company completed the sale of its interest in nine assets in the Fund I portfolio to Ohio PERS. The completed sale of Fund I assets included nine properties totaling approximately 2.0 million square feet in five markets, representing a majority of the Fund I assets. Additionally, on March 1, 2012, the Company completed the sale of its interest in Renaissance Center, a 190,000 square foot office property located in Memphis, Tennessee. The sale of the remaining three assets in the Fund I portfolio is expected to close during the first half of 2012, subject to obtaining necessary lender consents in connection with the existing mortgage loans and customary closing conditions. Parkway received approximately $11.3 million in net proceeds at the initial closing of the Fund I assets, which were used to reduce amounts outstanding under the Company's senior unsecured revolving credit facility.

The gross sale price for all Fund I assets, including the properties that have yet to close, is $344.3 million. The Fund I assets had a total of $292.3 million in non-recourse mortgage loans, of which $82.5 million was Parkway's share, with a weighted average interest rate of 5.6%. On March 1, 2012, in connection with the sale of Renaissance Center, the buyer assumed the $15.6 million non-recourse mortgage loan, of which $3.9 million was Parkway's share. The remaining three assets in the Fund I portfolio have a total of $61.3 million in non-recourse mortgage loans, of which $15.3 million is Parkway's share, which will be assumed by the buyer upon closing during the first half of 2012.

In connection with the completed and pending sale of the Fund I assets, the Company recorded an impairment loss in 2011 in discontinued operations totaling $105.4 million, of which $29.3 million was Parkway's share and a gain on sale of real estate from discontinued operations of $11.3 million, of which $3.2 million was Parkway's share. Additionally, Parkway recorded a loss on extinguishment of debt in discontinued operations of $966,000, of which $276,000 was Parkway's share. All income from the Fund I assets has been classified as discontinued operations for all current and prior periods presented.

On January 6, 2012, the Company sold Falls Pointe, a 107,000 square foot office building in Atlanta, Georgia, for gross proceeds of $6.0 million and Parkway's ownership share was 30%. Since Falls Pointe was classified as held for sale at December 31, 2011, all income related to this property has been classified as discontinued operations for all current and prior periods presented.

On January 9, 2012, the Company sold 111 East Wacker, a 1.0 million square foot office building in Chicago, Illinois, for gross proceeds of $150.6 million. A non-cash impairment loss totaling $19.1 million was recognized during the year ended December 31, 2011. This impairment loss and all income from 111 East Wacker have been classified as discontinued operations for all current and prior periods presented.

The Company is under contract to sell a non-core portfolio of 15 assets (the "Non-Core Portfolio") in Jackson, Memphis and Richmond for a gross sale price of $147.5 million. The sale is expected to close by the end of the first quarter of 2012, subject to the buyer's successful assumption of certain existing mortgage loans and customary closing conditions. Accordingly, income from this portfolio of assets has been classified as discontinued operations for all current and prior periods presented. During the fourth quarter 2011, the Company recognized an impairment loss on this portfolio totaling $57.2 million, of which $609,000 was related to a parcel of land in Jackson and $5.9 million was related to two remaining assets in Jackson and Memphis that are classified in continuing operations. As of March 1, 2012, the Company had completed the sale of seven properties totaling 580,000 square feet.

A non-cash impairment loss of $500,000 was recorded in 2011 in connection with the valuation of approximately 12 acres of land available for sale in New Orleans, Louisiana, based on a change in the estimated fair value of the land.

Contractual Obligations and Minimum Rental Receipts

Obligations for tenant improvement allowances and lease inducement costs for leases in place and commitments for building improvements at December 31, 2011 are as follows (in thousands):

2012	$ 10,806
2013	156
2014	31
2015	42
2016	1,651
Total	$ 12,686

Included in total obligations for tenant improvement allowances and lease inducement costs is $7.7 million related to properties classified as held for sale at December 31, 2011.

Minimum future operating lease payments for various equipment leased at the office properties is as follows for operating leases in place at December 31, 2011 (in thousands):

2012	$	383
2013		150
2014		72
2015		14
2016		8
Total	$	627

The following is a schedule by year of future approximate minimum rental receipts under noncancelable leases for office buildings owned at December 31, 2011 (in thousands):

2012	$	196,636
2013		193,087
2014		177,237
2015		153,990
2016		120,311
Thereafter		309,418
	$	1,150,679

Included in total future minimum rental receipts under nonconcelable leases is $277.4 million related to properties classified as held for sale at December 31, 2011.

The following is a schedule by year of future approximate minimum ground lease payments at December 31, 2011 (in thousands):

2012	$	224
2013		224
2014		224
2015		224
2016		224
Thereafter		14,339
Total	$	15,459

At December 31, 2011, Fund II owned Corporate Center Four in Tampa, Florida that is subject to a ground lease. The lease has a remaining term of approximately 69 years with an expiration date of December 2080. Payments consist of a stated monthly amount that adjusts annually and a development rental rate that is fixed through August 2015. The development rent rate is $0.40 per gross floor foot area through August 2015 and is subject to increase every five years thereafter at the lesser of 10% or the CPI percentage increase for all urban consumers.

Note C – Mortgage Loans

The Company owns the B participation piece (the "B piece") of a first mortgage secured by an 844,000 square foot office building in Dallas, Texas known as 2100 Ross at an original cost of $6.9 million which was purchased in November 2007. The B piece was originated by Wachovia Bank, N.A., a Wells Fargo Company, and has a face value of $10.0 million, a stated coupon rate of 6.065% and a scheduled maturity in May 2012. At September 30, 2011, the Company recorded a non-cash impairment loss on the mortgage loan in the amount of $9.2 million. The borrower is currently in default on the first mortgage and based on current information, the Company does not believe it will recover its investment in the loan. Therefore, Parkway has written off its investment in the mortgage loan.

In connection with the sale of One Park Ten, the Company seller-financed a $1.5 million note receivable that bears interest at 7.25% per annum on an interest-only basis through maturity in June 2012. The carrying amount of the mortgage loan was $1.5 million at December 31, 2011.

Note D – Land Available for Sale

At December 31, 2011 and 2010, Parkway's investment in land available for sale consisted of 12 acres of land in New Orleans, Louisiana with a book value of $250,000. During the year ended December 31, 2011, the Company recorded a non-cash impairment loss of $500,000 in connection the Company's investment in this land based on a change in the estimated fair value of the land.

Note E – Management Contracts

During the second quarter of 2011, as part of the Company's combination with Eola, Parkway purchased the management contracts associated with Eola's property management business. At the purchase date, the contracts were valued by an independent appraiser at $51.8 million. The value of the management contracts is based on the sum of the present value of future cash flows attributable to the management contracts, in addition to the value of tax savings as a result of the amortization of intangible assets. During the year ended December 31, 2011, the Company recorded amortization expense of $2.2 million on the management contracts. Also, in conjunction with the valuation of the management company, the Company recorded $26.2 million of goodwill, an initial $31.0 million liability related to contingent consideration and an initial deferred tax liability of $14.8 million.

Note F - Notes Payable

Notes Payable to Banks

At December 31, 2011, the Company had a total of $132.3 million outstanding under the following credit facilities (in thousands):

Credit Facilities	Lender	Interest Rate	Maturity		Outstanding Balance
$10.0 Million Unsecured Working Capital Revolving Credit Facility (1)	PNC Bank	3.6%	01/31/14	$	5,322
$190.0 Million Unsecured Revolving Credit Facility (1)	Wells Fargo	3.6%	01/31/14		127,000
		3.6%		$	132,322

(1) The interest rate on the credit facilities is based on LIBOR plus 275 to 350 basis points, depending upon overall Company leverage as defined in the loan agreements for the Company's credit facility, with the current rate set at 325 basis points. Additionally, the Company pays fees on the unused portion of the credit facilities ranging between 40 and 50 basis points based upon usage of the aggregate commitment, with the current rate set at 40 basis points.

On January 31, 2011, the Company closed a new $190.0 million senior unsecured revolving credit facility and a new $10.0 million unsecured working capital revolving credit facility. The credit facilities have an initial term of three years and replaced the existing unsecured revolving credit facility, term loan and working capital facility that were scheduled to mature on April 27, 2011. The Company had a $100.0 million interest rate swap associated with the credit facilities that expired March 31, 2011, and locked LIBOR at 3.635%. Wells Fargo Securities and JP Morgan Securities LLC acted as Joint Lead Arrangers and Joint Book Runners on the unsecured revolving credit facility. In addition, Wells Fargo Bank, N.A. acted as Administration Agent and JPMorgan Chase Bank, N.A. acted as Syndication Agent. Other participating lenders include PNC Bank, N.A., Bank of America, N.A., US Bank, N.A., Trustmark National Bank, and BancorpSouth Bank. The working capital revolving credit facility was provided solely by PNC Bank, N.A. On September 20, 2011, the Company entered into an amendment to the revolving credit facility, which reduced the Tangible Net Worth requirement and adjusted the definition of FFO under the revolving credit facility.

The Company has entered into interest rate swap agreements. The Company designated the swaps as cash flow hedges of the variable interest rates on the Company's borrowings under the Wells Fargo unsecured revolving credit facility, a portion of the debt secured by the Pinnacle at Jackson Place and the debt secured by 245 Riverside, Corporate Center Four, Cypress Center, Bank of America Center, Two Ravinia, and Hayden Ferry I. These swaps, excluding the swap secured by the Pinnacle at Jackson Place, are considered to be fully effective and changes in the fair value of the swaps are recognized in accumulated other comprehensive loss.

The Company's interest rate hedge contracts at December 31, 2011 and 2010 are summarized as follows (in thousands):

Type of Hedge	Balance Sheet Location	Notional Amount	Maturity Date	Reference Rate	Fixed Rate	Fair Value Liability December 31 2011	Fair Value Liability December 31 2010
Swap	Accounts payable and other liabilities	$ 100,000	03/31/11	1-month LIBOR	4.8%	$ -	$ (836)
Swap	Accounts payable and other liabilities	$ 23,500	12/01/14	1-month LIBOR	5.8%	-	(2,167)
Swap	Accounts payable and other liabilities	$ 12,088	11/18/15	1-month LIBOR	4.1%	(581)	-
Swap	Accounts payable and other liabilities	$ 33,875	11/18/17	1-month LIBOR	4.7%	(2,862)	-
Swap	Accounts payable and other liabilities	$ 22,000	01/25/18	1-month LIBOR	4.5%	(1,548)	-
Swap	Accounts payable and other liabilities	$ 9,250	09/30/18	1-month LIBOR	5.3%	(1,083)	-
Swap	Accounts payable and other liabilities	$ 22,500	10/08/18	1-month LIBOR	5.4%	(2,826)	-
Swap	Accounts payable and other liabilities	$ 22,100	11/18/18	1-month LIBOR	5.0%	(2,234)	-
						$ (11,134)	$ (3,003)

On March 31, 2011, Fund II entered into an interest rate swap with the lender of the loan secured by 245 Riverside in Jacksonville, Florida, for a $9.3 million notional amount that fixes the interest rate at 5.3% through September 30, 2018. The Company designated the swap as a cash flow hedge of the variable interest payments associated with the mortgage loan.

On April 8, 2011, Fund II entered into an interest rate swap with the lender of the loan secured by Corporate Center Four in Tampa, Florida, for a $22.5 million notional amount that fixes the interest rate at 5.4% through October 8, 2018. The Company designated the swap as a cash flow hedge of the variable interest payments associated with the mortgage loan.

On May 18, 2011, Fund II entered into three interest rate swaps with lenders of the loans secured by the following properties:

- Cypress Center in Tampa, Florida, for a $12.1 million notional amount that fixes the interest rate at 4.1% through November 18, 2015.
- Bank of America Center in Orlando, Florida, for a $33.9 million notional amount that fixes the interest rate at 4.7% through November 18, 2017.
- Two Ravinia in Atlanta, Georgia, for a $22.1 million notional amount that fixes the interest rate at 5.0% through November 18, 2018.

On July 25, 2011, Fund II entered into an interest rate swap with the lender of the loan secured by Hayden Ferry Lakeside I in the Tempe submarket of Phoenix, Arizona, for a $22.0 million notional amount that fixes the interest rate at 4.5% through January 25, 2018. The Company designated the swap as a cash flow hedge of the variable interest payments associated with the mortgage loan.

At December 31, 2011, in conjunction with the sale of the Pinnacle at Jackson Place, a 189,000 square foot office property in Jackson, Mississippi, which is included in the Non-Core Asset portfolio that is under contract for sale and expected to close in the first quarter of 2012, the Company recorded non-cash interest expense of $2.3 million related to the termination of the cash flow hedging relationship and unwinding of the $23.5 million swap secured by this property.

On February 10, 2012, Fund II entered into an interest rate swap with the lender of the loan secured by Hayden Ferry Lakeside II in the Tempe submarket of Phoenix, Arizona, for a $50.0 million notional amount that fixes the interest rate at 5.0% through January 25, 2018. The Company designated the swap as a cash flow hedge of the variable interest payments associated with the mortgage loan.

The Company designated these swaps as cash flow hedges of the variable interest payments associated with the mortgage loans.

Mortgage Notes Payable

A summary of mortgage notes payable at December 31, 2011 and 2010 is as follows (in thousands):

Office Property	Variable Rate 12/31/11	Fixed Rate	Monthly Payment	Maturity Date	Note Balance December 31 2011	Note Balance December 31 2010
Wholly-Owned						
Forum I	-	5.25%	$ -	06/01/11	$ -	$ 10,194
Wells Fargo (1)	-	4.39%	-	06/01/11	-	8,616
233 N. Michigan	-	4.94%	-	07/11/11	-	86,711
Bank of America Plaza	-	7.10%	146	05/10/12	16,373	16,939
Teachers Insurance and Annuity Association (5 properties)	-	6.21%	565	01/01/16	75,724	77,735
John Hancock Facility (2 properties)	-	7.58%	130	06/01/16	18,055	18,243
111 East Wacker, LLC (2)	-	6.29%	918	07/11/16	147,873	148,500
Capital City Plaza	-	7.25%	253	03/05/17	34,073	34,617
Morgan Keegan Tower	-	7.62%	163	10/01/19	11,539	12,578
Citrus Center	-	6.31%	153	06/01/20	22,438	22,820
Stein Mart	-	6.50%	81	08/01/20	11,733	11,935
Pinnacle at Jackson Place – Subordinate NMTC Loan (2) (3)	-	3.00%	15	12/27/47	6,000	6,000
Pinnacle at Jackson Place – Sr NMTC Loan (2) (3) (4)	-	5.80%	114	12/27/47	23,501	23,501
Total Wholly-Owned			2,538		367,309	478,389
Consolidated Joint Ventures						
Parkway Properties Office Fund, LP:						
Renaissance Center (2)	-	5.47%	97	06/01/12	15,704	16,000
Maitland 100	-	4.92%	-	10/07/12	-	8,798
555 Winderley Place	-	4.92%	-	10/07/12	-	8,320
1401 Enclave	-	5.76%	-	07/10/15	-	28,000
100 Ashford Center/Peachtree Ridge (2)	-	5.61%	179	01/08/16	29,824	30,264
Gateway Center	-	5.92%	-	02/10/16	-	33,000
Desert Ridge Corporate Center	-	5.77%	-	02/10/16	-	49,200
US Cellular Plaza	-	5.53%	-	03/10/16	-	58,564
BellSouth Building/Centurion Centre	-	5.90%	-	06/10/16	-	14,400
Chatham Centre	-	5.56%	-	01/10/17	-	17,100
Overlook II (2)	-	5.61%	147	03/01/17	31,500	31,500
Parkway Properties Office Fund II, LP:						
Cypress Center I-III (4)	-	4.06%	42	05/18/16	12,088	-
3344 Peachtree	-	5.25%	485	10/01/17	86,064	-
Bank of America Center (4)	-	4.74%	138	05/18/18	33,875	-
Hayden Ferry Lakeside I (4)	-	4.50%	85	07/25/18	22,000	-
245 Riverside (4)	-	5.25%	42	03/31/19	9,250	-
Corporate Center at International Plaza (4)	-	5.37%	104	04/08/19	22,500	-
Two Ravinia (4)	-	4.99%	95	05/20/19	22,100	-
Two Liberty Place	-	5.20%	391	06/10/19	90,200	-
Carmel Crossing	-	5.46%	46	03/10/20	10,000	-
Total Consolidated Joint Ventures			$ 1,851		$ 385,105	$ 295,146
Total Secured Debt			$ 4,389		$ 752,414	$ 773,535

(1) A third-party purchased this mortgage and accepted a deed in lieu of foreclosure on the property during the fourth quarter of 2011.

(2) For balance sheet purposes, the Company has reclassified these mortgages totaling $254.4 million to Liabilities Related to Assets Held for Sale at December 31, 2011.

(3) The New Markets Tax Credit loans have a stated maturity of December 27, 2047, but contain an early repayment option whereby the lender may call the loans in December 2014. In the event the lender exercises this option, the outstanding principal balance of the loans will be reduced by $3.0 million. Additionally, the Company has entered into an interest rate swap agreement with US Bank for a $23.5 million notional amount that fixes the 30-day LIBOR interest rate at 4.05%, which equates to a total current interest rate of 5.8%, for the period January 1, 2009, through December 1, 2014. The swap agreement serves as a hedge of the variable interest payments on the borrowings under the Pinnacle at Jackson Place Senior New Market Tax Credits mortgage loan. During the year ended December 31, 2011, in connection with the sale of the Pinnacle at Jackson Place, which is included in the Non-Core Asset portfolio, the Company recorded non-cash interest expense of $2.3 million related to the unwinding of the interest rate swap. The weighted average interest rate for the total New Markets Tax Credits loans is 5.2%.

(4) The mortgage loans secured by these properties have variable interest rates that have been fixed by interest rate swap agreements.

At December 31, 2011 and 2010, the net book value of the office properties collateralizing the mortgage loans was $1.0 billion and $1.1 billion, respectively, which includes assets held for sale.

The aggregate annual maturities of mortgage notes payable at December 31, 2011 are as follows (in thousands):

	Total Mortgage Maturities	Held for Sale	Debt Balloon Payments	Debt Principal Amortization
2012	$ 40,145	$ 17,773	$ 16,176	$ 6,196
2013	8,736	2,234	-	6,502
2014	10,036	2,377	-	7,659
2015	12,137	2,529	-	9,608
2016	271,249	168,487	94,798	7,964
2017	146,516	31,500	107,907	7,109
Thereafter	263,595	29,502	224,609	9,484
	$ 752,414	$ 254,402	$ 443,490	$ 54,522

On January 21, 2011, in connection with its purchase of 3344 Peachtree in Atlanta, Georgia, Fund II assumed the $89.6 million existing non-recourse first mortgage loan, which matures on October 1, 2017, and carries a fixed interest rate of 4.8%. In accordance with GAAP, the mortgage loan was recorded at $87.2 million to reflect the fair value of the instrument based on a market interest rate of 5.25% on the date of purchase.

On February 18, 2011, Fund II obtained a $10.0 million non-recourse mortgage loan secured by Carmel Crossing, a 326,000 square foot office complex in Charlotte, North Carolina. The mortgage loan has a fixed rate of 5.5% and is interest only through maturity at March 10, 2020.

On March 31, 2011, Fund II obtained a $9.3 million non-recourse mortgage loan secured by 245 Riverside, a 135,000 square foot office property in Jacksonville, Florida. The mortgage has a stated rate of LIBOR plus 200 basis points, an initial 36 month interest only period and a maturity of March 31, 2019. In connection with this mortgage, Fund II entered into an interest rate swap that fixes the interest rate at 5.3% through September 30, 2018.

On April 8, 2011, Fund II obtained a $22.5 million non-recourse mortgage loan secured by Corporate Center Four, a 250,000 square foot office property in Tampa, Florida. The mortgage has a stated rate of LIBOR plus 200 basis points, an initial 36 month interest only period and a maturity of April 8, 2019. In connection with this mortgage, Fund II entered into an interest rate swap that fixes the interest rate at 5.4% through October 8, 2018.

On May 11, 2011, in connection with the sale of 233 North Michigan, Parkway repaid the $84.6 million non-recourse mortgage loan that was scheduled to mature in July 2011. The Company recognized a gain on extinguishment of debt of $302,000 during the second quarter of 2011, which is recorded in income from discontinued operations.

On May 18, 2011, Fund II obtained the following mortgage loans in connection with the purchase of four office properties:

- A $12.1 million non-recourse mortgage loan secured by Cypress Center, a 286,000 square foot office complex in the Westshore submarket of Tampa, Florida. The mortgage loan has a stated rate of LIBOR plus 200 basis points with a maturity of May 18, 2016. Upon obtaining the mortgage, Fund II entered into an interest rate swap that fixes the interest rate at 4.1% through November 18, 2015.

- A $33.9 million non-recourse mortgage loan secured by Bank of America Center, a 421,000 square foot office property in the central business district of Orlando, Florida. The mortgage loan has a stated rate of LIBOR plus 200 basis points with a maturity of May 18, 2018. Upon obtaining the mortgage, Fund II entered into an interest rate swap that fixes the interest rate at 4.7% through November 18, 2017.

- A $22.1 million non-recourse mortgage loan secured by Two Ravinia Drive, a 438,000 square foot office property located in the Central Perimeter submarket of Atlanta, Georgia. The mortgage loan has a stated rate of LIBOR plus 200 basis points with a maturity of May 20, 2019. Upon obtaining the mortgage, Fund II entered into an interest rate swap that fixes the interest rate at 5.0% through November 18, 2018.

- A $90.2 million non-recourse mortgage loan secured by Two Liberty Place, a 941,000 square foot office property located in the central business district of Philadelphia, Pennsylvania. The mortgage loan has a fixed rate of 5.2% and a maturity date of June 10, 2019.

On June 1, 2011, the Company repaid a $9.9 million non-recourse mortgage loan secured by Forum I, a 163,000 square foot office property in Memphis, Tennessee. The mortgage loan had a fixed interest rate of 5.3%. The Company repaid the mortgage loan using available proceeds under the senior unsecured revolving credit facility.

Upon its maturity on June 1, 2011, the Company elected not to repay an $8.5 million non-recourse mortgage loan secured by the Wells Fargo Building, a 136,000 square foot office building in Houston. This mortgage loan had a fixed interest rate of 4.4%. A third-party buyer purchased the mortgage and accepted a deed in lieu of foreclosure on the property on December 9, 2011. The Company recognized a total non-cash impairment loss of $11.6 million in discontinued operations during the year ended December 31, 2011, and recorded a gain on the forgiveness of debt in discontinued operations of $8.6 million.

On July 25, 2011, Fund II obtained a $22.0 million non-recourse mortgage loan secured by Hayden Ferry I, a 203,000 square foot office property located in the Tempe submarket of Phoenix, Arizona. The mortgage loan has a stated rate of LIBOR plus 200 basis points, an initial 36 month interest only period, and a maturity date of July 25, 2018. In connection with this mortgage, Fund II entered into an interest rate swap that fixes the interest rate at 4.5% through January 25, 2018. During the first quarter of 2012, the mortgage loan secured by Hayden Ferry I was amended such that it is now cross-collateralized, cross-defaulted and coterminous with the mortgage loan secured by Hayden Ferry II.

In connection with the sale of the nine Fund I assets, the buyer assumed a total of $215.3 million in non-recourse mortgage loans, of which $63.2 million was Parkway's share, with a weighted average interest rate of 5.6%. On March 1, 2012, in connection with the sale of Renaissance Center, the buyer assumed the $15.6 million non-recourse mortgage loan, of which $3.9 million was Parkway's share. The remaining three assets in the Fund I portfolio have a total of $61.3 million in non-recourse mortgage loans, of which $15.3 million is Parkway's share, which will be assumed by the buyer upon closing during the first half of 2012.

On January 9, 2012, the Company completed the previously announced sale of 111 East Wacker, a 1.0 million square foot office property located in the central business district of Chicago for a gross sales price of $150.6 million. The buyer assumed the existing $147.9 million non-recourse mortgage loan secured by the property.

On January 11, 2012, Fund II obtained a $23.5 million non-recourse mortgage loan secured by The Pointe, a 252,000 square foot Class A office property in the Westshore submarket of Tampa, Florida. This new mortgage loan matures in February 2019, has a fixed interest rate of 4.0%, and is interest only for the first 42 months of the term.

On February 10, 2012, Fund II obtained a $50.0 million non-recourse mortgage loan secured by Hayden Ferry II, a 300,000 square foot office property located in the Tempe submarket of Phoenix, Arizona. The mortgage loan has an initial stated rate of LIBOR plus 350 basis points, which is scheduled to decline in stated increments over the first four years of the term, with the decline in the fourth year of the term subject to achieving a defined debt yield hurdle, at which time the rate will remain fixed through maturity. In connection with this mortgage, Fund II entered into an interest rate swap that fixes the interest rate at 5% through January 25, 2018. The mortgage loan is cross-collateralized, cross-defaulted, and coterminous with the mortgage loan secured by Hayden Ferry I.

Note G – Noncontrolling Interest – Real Estate Partnerships

The Company has an interest in two joint ventures that are included in its consolidated financial statements at December 31, 2011 and 2010. Information relating to these consolidated joint ventures is detailed below:

Joint Venture Entity and Property Name	Location	Parkway's Ownership %	Square Feet (In thousands)
Parkway Properties Office Fund, LP ("Fund I")			
100 Ashford Center	Atlanta, GA	25.00%	160
Peachtree Ridge	Atlanta, GA	25.00%	160
Overlook II	Atlanta, GA	25.00%	261
Renaissance Center	Memphis, TN	25.00%	190
Total Parkway Properties Office Fund, LP		25.00%	771
Parkway Properties Office Fund II, LP ("Fund II")			
Hayden Ferry Lakeside I	Phoenix, AZ	30.00%	203
245 Riverside	Jacksonville, FL	30.00%	135
Bank of America Center	Orlando, FL	30.00%	421
Corporate Center Four at International Plaza	Tampa, FL	30.00%	250
Cypress Center I - III	Tampa, FL	30.00%	286
Falls Pointe	Atlanta, GA	30.00%	107
Lakewood II	Atlanta, GA	30.00%	124
3344 Peachtree	Atlanta, GA	33.03%	484
Two Ravinia	Atlanta, GA	30.00%	438
Carmel Crossing	Charlotte, NC	30.00%	326
Two Liberty Place	Philadelphia, PA	19.00%	941
Total Parkway Properties Office Fund II, LP		27.70%	3,715
Total Consolidated Joint Ventures		27.90%	4,486

Parkway serves as the general partner of Fund I and provides asset management, property management, leasing and construction management services to the fund, for which it is paid market-based fees. Cash distributions from the fund are made to each joint venture partner based on their actual percentage of ownership in the fund. Since Parkway is the sole general partner and has the authority to make major decisions on behalf of the fund, Parkway is considered to have a controlling interest. Accordingly, Parkway is required to consolidate the fund in its consolidated financial statements.

On December 31, 2011, the Company completed the sale of its interest in nine assets in the Fund I portfolio to Ohio PERS. The completed sale of Fund I assets included nine properties totaling approximately 2.0 million square feet in five markets, representing a majority of the Fund I assets. Additionally, on March 1, 2012, the Company completed the sale of its interest in Renaissance Center, a 190,000 square foot office property located in Memphis, Tennessee. The sale of the remaining three assets in the Fund I portfolio is expected to close during the first half of 2012, subject to obtaining necessary lender consents in connection with the existing mortgage loans and customary closing conditions.

Fund II, a $750.0 million discretionary fund, was formed on May 14, 2008 and was fully invested at February 10, 2012. Fund II was structured such that TRST would be a 70% investor and Parkway a 30% investor in the fund, with an original target capital structure of approximately $375.0 million of equity capital and $375.0 million of non-recourse, fixed-rate first mortgage debt. Fund II acquired 12 properties totaling 4.2 million square feet in Atlanta, Charlotte, Phoenix, Jacksonville, Orlando, Tampa and Philadelphia.

Parkway serves as the general partner of Fund II and provides asset management, property management, leasing and construction management services to the fund, for which it is paid market-based fees. Cash will be distributed pro rata to each partner until a 9% annual cumulative preferred return is received and invested capital is returned. Thereafter, 56% will be distributed to TRST and 44% to Parkway. The term of Fund II will be seven years from the date the fund was fully invested, or until February 2019, with provisions to extend the term for two additional one-year periods at the discretion of Parkway.

Noncontrolling interest - real estate partnerships represents the other partners' proportionate share of equity in the partnerships discussed above at December 31, 2011. Income is allocated to noncontrolling interest based on the weighted average percentage ownership during the year.

Note H - Discontinued Operations

All current and prior period income from the following office property dispositions are included in discontinued operations for the years ended December 31, 2011, 2010 and 2009 (in thousands).

Office Property	Location	Square Feet	Date of Sale	Net Sales Price	Net Book Value of Real Estate	Gain on Sale (1)	Impairment Loss
One Park Ten	Houston, TX	163	04/15/2010	$ 14,924	$ 6,406	$ 8,518	$ -
2010 Dispositions		163		$ 14,924	$ 6,406	$ 8,518	$ -
233 North Michigan	Chicago, IL	1,070	05/11/2011	$ 156,546	$ 152,254	$ 4,292	$ -
Greenbrier I & II	Hampton Roads, VA	172	07/19/2011	16,275	15,070	1,205	-
Glen Forest	Richmond, VA	81	08/16/2011	8,950	7,880	1,070	-
Tower at 1301 Gervais (2)	Columbia, SC	298	09/08/2011	18,421	18,421	-	6,147
Wells Fargo	Houston, TX	134	12/09/2011	-	-	-	11,561
Fund I Assets	Various	1,956	12/31/2011	256,823	250,699	11,258	68,513
2011 Dispositions		3,711		$ 457,169	$ 444,258	$ 17,825	$ 86,221
Properties Held For Sale (1)							
Falls Pointe	Atlanta, GA	107	01/06/2012	$ -	$ -	$ -	$ -
111 East Wacker	Chicago, IL	1,013	01/09/2012	-	-	-	19,050
Fund I Assets	Various	771	1Q2012	-	-	-	36,900
Non-Core Assets (3)	Various	1,932	1Q2012	-	-	-	51,889
		3,823		$ -	$ -	$ -	$ 107,839

(1) Gains on 2012 dispositions and assets held for sale will be recorded in the 2012 financial statements upon sale.

(2) During 2010 and 2011, the Company recognized non-cash impairment losses on this property of $3.4 million and $2.7 million, respectively.

(3) During 2010 and 2011, the Company recognized non-cash impairment losses associated with these properties of $640,000 and $51.2 million, respectively.

During 2011, management began a review of the Company's strategy and in connection with this strategic review evaluated its operating properties in an attempt to determine the most effective way to maximize the value of its holdings over time. The Company defines non-strategic assets as office and parking properties that management believes (i) are located in markets where the Company cannot achieve adequate critical mass or that do not exhibit attractive long-term growth characteristics, (ii) do not have compelling rent growth or cash flow potential, or (iii) additional capital investment would not produce acceptable returns. As a result of this review, the Company accelerated the sale of certain non-strategic assets and recorded total impairment losses on real estate from discontinued operations of $189.9 million for year ended December 31, 2011. Parkway's proportionate share of total impairment losses on real estate from discontinued operations of $113.8 million, for a total of $120.2 million for the year ended December 31, 2011. The Company may be required to record additional impairment charges in future periods. Changes that could cause these impairment losses include: (1) a decision by the Company to sell the asset rather than hold for long-term investment purposes, or (2) changes in management's estimates of future cash flows from the assets that cause the future undiscounted cash flows to be less than the asset's carrying amount. Given the uncertainties with the economic environment, management cannot predict whether or not the Company will incur impairment losses in the future, and if impairment losses are recorded, management cannot predict the magnitude of such losses.

On May 11, 2011, the Company sold 233 North Michigan, a 1.1 million square foot office building in Chicago, Illinois, for gross proceeds of $162.2 million and recorded a gain on the sale of $4.3 million. Accordingly, income from 233 North Michigan has been classified as discontinued operations for all current and prior periods presented.

On July 19, 2011, Parkway sold Greenbrier Towers I & II for gross proceeds of $16.7 million and recorded a gain on the sale of $1.2 million. The two office buildings total 172,000 square feet and are located in Hampton Roads, Virginia. Accordingly, income from Greenbrier Towers I & II has been classified as discontinued operations for all current and prior periods presented.

On August 16, 2011, Parkway sold Glen Forest, an 81,000 square foot office building in Richmond, Virginia, for gross proceeds of $9.3 million and recorded a gain on the sale of $1.1 million. Accordingly, income from Glen Forest has been classified as discontinued operations for all current and prior periods presented.

On September 8, 2011, Parkway sold Tower at 1301 Gervais, a 298,000 square foot office building in Columbia, South Carolina, for gross proceeds of $19.5 million. Accordingly, income from Tower at 1301 Gervais has been classified as discontinued operations for all current and prior periods presented. A non-cash impairment loss totaling $2.7 million was recognized during the twelve months ended December 31, 2011, with respect to this property.

On December 9, 2011, Parkway conveyed the deed in lieu of foreclosure on Wells Fargo, a 134,000 square foot office building in Houston, Texas. Accordingly, income from Wells Fargo has been classified as discontinued operations for all current and prior periods presented. In association with the deed in lieu of foreclosure, the Company recognized an $8.6 million non-cash gain associated with the forgiveness of the mortgage loan secured by this property. During the fourth quarter 2011, the Company recognized an impairment loss of $11.6 million.

On December 31, 2011, the Company sold nine properties totaling approximately 2.0 million square feet in five markets, representing a majority of Fund I assets. The remaining Fund I assets are classified as held for sale. Accordingly, income from the Fund I properties has been classified as discontinued operations for all current and prior periods presented. In connection with the completed and pending sale of the Fund I assets, the Company recorded a total impairment loss of $105.4 million, of which $29.3 million was Parkway's proportionate share. Additionally the Company recorded a total gain on the sale of $11.3 million, of which $3.2 million was Parkway's proportionate share. Additionally, on March 1, 2012, the Company completed the sale of its interest in Renaissance Center, a 190,000 square foot office property located in Memphis, Tennessee. The sale of the remaining three assets in the Fund I portfolio is expected to close during the first half of 2012, subject to obtaining necessary lender consents in connection with the existing mortgage loans and customary closing conditions.

On January 6, 2012, the Company sold Falls Pointe, a 107,000 square foot office building in Atlanta, Georgia, for gross proceeds of $6.0 million and Parkway's ownership share was 30%. Since Falls Pointe was classified as held for sale at December 31, 2011, income from this office property has been classified as discontinued operations for all current and prior periods presented.

On January 9, 2012, the Company sold 111 East Wacker, a 1.0 million square foot office building in Chicago, Illinois, for gross proceeds of $150.6 million. Accordingly, income from 111 East Wacker has been classified as discontinued operations for all current and prior periods presented. A non-cash impairment loss totaling $19.1 million was recognized during the year ended December 31, 2011.

The Non-Core Portfolio consists of approximately 1.9 million square feet located in Jackson, Memphis, and Richmond. The buyer has concluded its due diligence and the sale is expected to close during the first quarter of 2012, subject to the buyer's successful assumption of certain existing mortgage loans and customary closing conditions. Accordingly, income from this portfolio of assets has been classified as discontinued operations for all current and prior periods presented. During the fourth quarter 2011, the Company recognized a total impairment loss for this portfolio in the amount of $51.2 million in discontinued operations as well as an additional impairment loss in continuing operations of $5.9 million in connection with two assets remaining in Jackson and Memphis. As of March 1, 2012, the Company had completed the sale of seven properties totaling 580,000 square feet.

The major classes of assets and liabilities classified as held for sale at December 31, 2011 are as follows (in thousands):

		December 31 2011
Balance Sheet:		
Investment property	$	355,623
Accumulated depreciation		(23,709)
Office property held for sale		331,914
Rents receivable and other assets		44,724
Intangible assets, net		6,151
Other assets held for sale		50,875
Total assets held for sale	$	382,789
Mortgage notes payable	$	254,402
Accounts payable and other liabilities		31,197
Total liabilities held for sale	$	285,599

The amount of revenue and expense for these office properties reported in discontinued operations for the years ended December 31, 2011, 2010 and 2009 is as follows (in thousands):

	Year Ended December 31		
	2011	2010	2009
Statement of Operations:			
Revenues			
Income from office and parking properties	$ 134,254	$ 160,415	$ 169,624
Other income	-	-	11
	134,254	160,415	169,635
Expenses			
Office and parking properties:			
Operating expenses	60,520	69,070	76,969
Management company expense	288	380	309
Interest expense	29,794	34,693	36,534
Gain on extinguishment of debt	(7,635)	-	-
Non-cash expense on interest rate swap	2,338	-	-
Depreciation and amortization	54,148	63,350	64,431
Impairment loss	189,940	4,120	-
	329,393	171,613	178,243
Loss from discontinued operations	(195,139)	(11,198)	(8,608)
Gain on sale of real estate from discontinued operations	17,825	8,518	-
Total discontinued operations per Statement of Operations	(177,314)	(2,680)	(8,608)
Net loss attributable to noncontrolling interest from discontinued operations	79,069	9,940	10,639
Total discontinued operations – Parkway's Share	$ (98,245)	$ 7,260	$ 2,031

Note I - Income Taxes

The Company elected to be taxed as a REIT under the Internal Revenue Code, commencing with its taxable year ended December 31, 1997. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to its stockholders. It is management's current intention to adhere to these requirements and maintain the Company's REIT status, and the Company was in compliance with all REIT requirements at December 31, 2011. As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes.

In January 1998, the Company completed its reorganization into an UPREIT structure under which substantially all of the Company's real estate assets are owned by an operating partnership, Parkway Properties LP. Presently, substantially all interests in the Operating Partnership are owned by the Company and a wholly-owned subsidiary. At December 31, 2011, the Company had estimated net operating loss ("NOL") carry forwards for federal income tax purposes of $65.5 million which expire at various dates beginning in 2012 through 2031. The utilization of these NOLs can cause the Company to incur a small alternative minimum tax liability.

The Company's income differs for income tax and financial reporting purposes principally because real estate owned has a different basis for tax and financial reporting purposes, producing different gains upon disposition and different amounts of annual depreciation.

The following reconciles GAAP net loss to taxable income (loss) for the years ending December 31, 2011, 2010 and 2009 (in thousands):

	2011 Estimate	2010 Actual	2009 Actual
GAAP net loss	$ (126,903)	$ (2,618)	$ (11,603)
Less: Taxable REIT subsidiary GAAP net income	(11,494)	-	-
GAAP net loss from REIT operations (1)	(138,397)	(2,618)	(11,603)
GAAP to tax adjustments:			
Depreciation and amortization	13,903	12,784	19,113
Gains and losses from capital transactions	54,435	(108)	5,487
Share-based compensation expense	1,341	1,319	2,581
Deferred compensation distributions	(1,902)	(687)	(446)
Amortization of mortgage loan discount	(345)	(772)	(607)
Allowance for doubtful accounts	(762)	282	1,491
Vesting of restricted shares and dividends	(1,232)	(4,521)	(704)
Deferred revenue	(2,525)	3,242	-
Capitalizable acquisition costs	11,517	240	-
Straight line rent	(2,192)	(142)	(609)
Interest expense	2,338	-	-
Other differences	856	(19)	153
Taxable income (loss) before adjustments	(62,965)	9,000	14,856
Less: NOL carry forward	-	-	-
Adjusted taxable income subject to 90% dividend requirement	$ -	$ 9,000	$ 14,856

(1) GAAP net income from REIT operations is net of amounts attributable to noncontrolling interests.

The Company has elected to treat certain consolidated subsidiaries as taxable REIT subsidiaries, which are tax paying entities for income tax purposes and are taxed separately from the Company. Taxable REIT subsidiaries may participate in non-real estate related activities and/or perform non-customary services for tenants and are subject to federal and state income tax at regular corporate tax rates. On May 18, 2011, in connection with the combination of the Eola Management Company, the Company contributed the Management Company to a taxable REIT subsidiary. The following is income tax expense (benefit) for the years ending December 31, 2011, 2010 and 2009 (in thousands):

	2011	2010	2009
Income tax expense (benefit):			
Current	$ 486	$ 2	$ 3
Deferred	(430)	-	-
Total income tax expense	$ 56	$ 2	$ 3

Income tax expense (benefit) for the years ending December 31, 2011, 2010 and 2009 is all from continuing operations.

In connection with the purchase accounting for the Management Company, the Company recorded an initial deferred tax liability of $14.8 million representing differences between the tax basis and GAAP basis of the acquired assets and liabilities (primarily related to the Management Company contracts) multiplied by the effective tax rate. The Company was required to record these deferred tax liabilities as a result of the Management Company becoming a C corporation at the time it was acquired. The Company's net deferred tax liabilities as of December 31, 2011 were $14.3 million.

The Company accounts for uncertainties in income tax law in accordance with FASB ASC Topic 740. Under FASB ASC Topic 740, tax positions shall initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including past experience and interpretations of tax laws applied to the facts of each matter. Federal and state tax returns are open from 2008 and forward for the Company and open from 2011 and forward for the taxable REIT subsidiary formed as a result of the combination with Eola.

The following reconciles cash dividends paid with the dividends paid deduction for the years ending December 31, 2011, 2010 and 2009 (in thousands):

	2011 Estimate	2010 Actual	2009 Actual
Cash dividends paid	$ 16,472	$ 13,197	$ 30,475
Less: Dividends on deferred compensation plan shares	(3)	(17)	(94)
Less: Dividends absorbed by current earnings and profits	-	(4,035)	(3,938)
Less: Return of capital	(16,469)	(145)	(11,587)
Dividends paid deduction	$ -	$ 9,000	$ 14,856

The following characterizes distributions paid per common share for the years ending December 31, 2011, 2010 and 2009:

	2011		2010		2009	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Ordinary income	$ 0.00	0.0%	$ 0.23	76.7%	$ 0.71	54.6%
Unrecaptured Section 1250 gain	0.00	0.0%	0.06	20.0%	0.00	0.0%
Return of capital	0.30	100.0%	0.01	3.3%	0.59	45.4%
	$ 0.30	100.0%	$ 0.30	100.0%	$ 1.30	100.0%

Note J – Share-Based and Long-Term Compensation Plans

Effective May 1, 2010, the stockholders of the Company approved Parkway's 2010 Omnibus Equity Incentive Plan (the "2010 Equity Plan") that authorized the grant of up to 600,000 equity based awards to employees and directors of the Company. The 2010 Equity Plan replaces the Company's 2003 Equity Incentive Plan and the 2001 Non-Employee Directors Equity Compensation Plan. At present, it is Parkway's intention to grant restricted shares and/or deferred incentive share units instead of stock options although the 2010 Equity Plan authorizes various forms of incentive awards, including options. The 2010 Equity Plan has a ten-year term.

Compensation expense, including estimated forfeitures, for service-based awards is recognized over the expected vesting period. The total compensation expense for the long-term equity incentive awards is based upon the fair value of the shares on the grant date, adjusted for estimated forfeitures. Time-based restricted shares and deferred incentive share units are valued based on the New York Stock Exchange closing market price of Parkway common shares (NYSE ticker symbol, PKY) as of the date of grant. The grant date fair value for awards that are subject to market conditions is determined using a simulation pricing model developed to specifically accommodate the unique features of the awards.

Restricted shares and deferred incentive share units are forfeited if an employee leaves the Company before the vesting date except in the case of the employee's death or permanent disability or upon termination following a change of control. Shares and/or units that are forfeited become available for future grant under the 2010 Equity Plan.

On January 14, 2011, 55,623 long-term equity incentive awards were granted to officers of the Company. The long-term equity incentive awards are valued at $736,000 which equates to an average price per share of $13.23 and consist of 25,620 time-based awards, 16,883 market condition awards subject to an absolute total return goal, and 13,120 market condition awards subject to a relative total return goal. These shares are accounted for as equity-classified awards.

On May 12, 2011, the Board of Directors approved Parkway's 2011 Employee Inducement Award Plan (the "2011 Inducement Plan") that authorized the grant of up to 149,573 restricted shares and/or deferred incentive share units to employees and directors of the Company in connection with the combination with Eola. The Plan shall continue in effect until the earlier of (a) its termination by the Board or (b) the date on which all of the shares of Stock available for issuance under the Plan have been issued; provided that awards outstanding on that date shall survive in accordance with their terms. The 2011 Inducement Plan is substantively similar to the Company's 2010 Omnibus Equity Incentive Plan, approved by the Company's stockholders on May 13, 2010, however the potential awards under the 2011 Inducement Plan are limited to shares of restricted stock and restricted share units to new employees of the Company as a result of the Company's combination with Eola.

On May 18, 2011, 63,241 long-term equity incentive awards were granted to new officers of the Company under the 2011 Inducement Plan. The long-term equity incentive awards are valued at $577,000 which equates to an average price per share of $9.12 and consist of 11,384 time-based awards, 29,091 market condition awards subject to an absolute total return goal, and 22,766 market condition awards subject to a relative total return goal. The Company also awarded 17,530 deferred incentive share units to approximately 136 other former employees of Eola who became employees of the Company effective May 18, 2011. These shares are accounted for as equity-classified awards.

On June 1, 2011, 68,802 long-term equity incentive awards were granted to new officers of the Company under the 2011 Inducement Plan. The long-term equity incentive awards are valued at $628,000 which equates to an average price per share of $9.13 and consist of 12,384 time-based awards, 31,649 market condition awards subject to an absolute total return goal, and 24,769 market condition awards subject to a relative total return goal. These shares are accounted for as equity-classified awards.

On June 20, 2011, 8,705 long-term equity incentive awards were granted to officers of the Company. The long-term equity incentive awards are valued at $68,000 which equates to an average price per share of $7.81 and consist of 534 time-based awards, 4,584 market condition awards subject to an absolute total return goal, and 3,587 market condition awards subject to a relative total return goal. These shares are accounted for as equity-classified awards.

On February 14, 2012, 21,900 long-term equity incentive awards were granted to officers of the Company. The long-term equity incentive awards are valued at $222,000 which equates to an average price per share of $10.15 and are time-based awards. These shares are accounted for as equity-classified awards.

The time-based awards will vest ratably over four years from the date the shares are granted. The market condition awards are contingent on the Company meeting goals for compounded annual total return to stockholders ("TRS") over the three year period beginning July 1, 2010. The market condition goals are based upon (i) the Company's absolute compounded annual TRS; and (ii) the Company's absolute compounded annual TRS relative to the compounded annual return of the MSCI US REIT ("RMS") Index calculated on a gross basis, as follows:

	Threshold	Target	Maximum
Absolute Return Goal	10%	12%	14%
Relative Return Goal	RMS + 100 bps	RMS + 200 bps	RMS + 300 bps

With respect to the absolute return goal, 15% of the award is earned if the Company achieves threshold performance and a cumulative 60% is earned for target performance. With respect to the relative return goal, 20% of the award is earned if the Company achieves threshold performance and a cumulative 55% is earned for target performance. In each case, 100% of the award is earned if the Company achieves maximum performance or better. To the extent actually earned, the market condition awards will vest 50% on each of July 15, 2013 and 2014.

The Company also adopted a long-term cash incentive that was designed to reward significant outperformance over the three year period beginning July 1, 2010. The performance goals for actual payment under the long-term cash incentive will require the Company to (i) achieve an absolute compounded annual TRS that exceeds 14% AND (ii) achieve an absolute compounded annual TRS that exceeds the compounded annual return of the RMS by at least 500 basis points. Notwithstanding the above goals, in the event the Company achieves an absolute compounded annual TRS that exceeds 19%, then the Company must achieve an absolute compounded annual TRS that exceeds the compounded annual return of the RMS by at least 600 basis points. The aggregate amount of the cash incentive earned would increase with corresponding increases in the absolute compounded annual TRS achieved by the Company. There will be a cap on the aggregate cash incentive earned in the amount of $7.1 million. Achievement of the maximum cash incentive would equate to an absolute compounded annual TRS that approximates 23%, provided that the absolute compounded annual TRS exceeds the compounded annual return of the RMS by at least 600 basis points. The total compensation expense for the long-term cash incentive awards is based upon the estimated fair value of the award on the grant date and adjustment as necessary each reporting period. The long-term cash incentive awards are accounted for as a liability-classified award on the Company's 2011 and 2010 consolidated balance sheets. The grant date and quarterly fair value estimates for awards that are subject to a market condition are determined using a simulation pricing model developed to specifically accommodate the unique features of the awards.

At December 31, 2011, a total of 454,070 shares of restricted stock have been granted to officers of the Company. The shares are valued at $4.5 million, which equates to an average price per share of $9.83. The value, including estimated forfeitures, of restricted shares that vest based on service conditions will be amortized to compensation expense ratably over the vesting period for each grant of stock. At December 31, 2011, a total of

27,370 deferred incentive share units have been granted to employees of the Company. The deferred incentive share units are valued at $593,000, which equates to an average price per share of $21.65, and the units vest four years from grant date. Total compensation expense related to the restricted stock and deferred incentive units of $1.3 million, $1.3 million and $2.6 million was recognized in 2011, 2010 and 2009, respectively. Total compensation expense related to nonvested awards not yet recognized was $2.6 million at December 31, 2011. The weighted average period over which this expense is expected to be recognized is approximately 2.2 years.

A summary of the Company's restricted stock and deferred incentive share unit activity is as follows:

	Restricted Shares	Weighted Average Price	Deferred Incentive Share Units	Weighted Average Price
Outstanding at December 31, 2008	220,641	$ 39.49	22,805	$ 37.62
Granted	120,500	15.77	1,500	12.69
Vested	(30,416)	43.08	(2,615)	44.61
Forfeited	(1,750)	30.85	(3,635)	39.93
Outstanding at December 31, 2009	308,975	29.94	18,055	34.08
Granted	345,120	7.30	3,805	14.83
Vested	(152,941)	33.06	(4,355)	47.78
Forfeited	(21,224)	26.69	(1,865)	32.99
Outstanding at December 31, 2010	479,930	12.81	15,640	25.71
Granted	235,168	10.31	20,435	23.97
Vested	(99,202)	23.99	(4,930)	45.11
Forfeited	(161,826)	10.68	(3,775)	20.38
Outstanding at December 31, 2011	454,070	$ 9.83	27,370	$ 21.65

Restricted shares and deferred incentive share units vest in the following years, subject to service and market conditions:

	Time Based Awards	Market Condition Awards (1)	Total Restricted Shares	Deferred Incentive Share Units
2012	62,882	-	62,882	3,765
2013	14,507	174,052	188,559	1,020
2014	14,503	174,057	188,560	2,935
2015	10,317	-	10,317	19,650
2016	3,752	-	3,752	-
	105,961	348,109	454,070	27,370

(1) The market condition restricted shares will vest in the years noted above subject to achievement of the market condition goals described.

A summary of the Company's stock option activity and related information is as follows:

	1994 Stock Option Plan		1991 Directors Stock Option Plan		2001 Directors Stock Option Plan	
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding at December 31, 2008	95,679	$ 31.43	6,000	$ 32.56	21,500	$ 38.96
Forfeited	(9,399)	31.10	(6,000)	32.56	(9,000)	35.26
Outstanding at December 31, 2009	86,280	31.46	-	-	12,500	41.63
Forfeited	(56,319)	30.28	-	-	(3,000)	38.95
Outstanding at December 31, 2010	29,961	33.69	-	-	9,500	42.47
Forfeited	(27,508)	33.51	-	-	(6,500)	44.10
Outstanding at December 31, 2011	2,453	$ 35.70	-	$ -	3,000	$ 38.95
Vested and Exercisable at December 31, 2011	2,453	$ 35.70	-	$ -	3,000	$ 38.95

There were no stock options exercised for the years ended December 31, 2011, 2010 or 2009.

Following is a summary of the status of options outstanding at December 31, 2011:

	Outstanding and Exercisable Options			
Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
1994 Stock Option Plan				
$31.43 - $36.65	2,453	0.7 years	$ 35.70	$ -
	2,453	0.7 years	$ 35.70	$ -
2001 Directors Stock Option Plan				
$36.53 - $41.89	3,000	1.4 years	$ 38.95	$ -
	3,000	1.4 years	$ 38.95	$ -

Defined Contribution Plan

Parkway maintains a 401(k) plan for its employees. The Company makes matching contributions of 50% of the employee's contribution (limited to 10% of compensation as defined by the plan) and may also make annual discretionary contributions. The Company's total expense for this plan was $518,000, $404,000 and $443,000 for the years ending December 31, 2011, 2010 and 2009, respectively.

Note K – Commitments and Contingencies

Legal Matters

During the fourth quarter of 2011, the Company and J. Mitchell Collins ("Collins"), who was the former Chief Financial Officer of the Company, entered into a Settlement Agreement and Mutual Release (the "Settlement Agreement"). In the Settlement Agreement, the Company and Collins resolved any and all disputes between them, including the settlement and dismissal, with prejudice, of the lawsuit filed by Collins in the Circuit Court of Hinds County, Mississippi and the injunction action filed by the Company against Collins in Madison County, Mississippi. The Company recorded total expenses related to these matters of approximately $607,000 and $1.3 million for the years ended December 31, 2011 and 2010, respectively.

Note L – Other Matters

Supplemental Profit and Loss Information

Included in operating expenses are taxes, principally property taxes, of $15.8 million, $10.6 million and $11.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Supplemental Cash Flow Information and Schedule of Non-Cash Investing and Financing Activity

	Year Ended December 31		
	2011	2010	2009
	(In thousands)		
Supplemental cash flow information:			
Interest paid, net of amount capitalized	$ 60,123	$ 53,352	$ 53,728
Cash paid (refunded) for income taxes	705	117	(7)
Supplemental schedule of non-cash investing and financing activity:			
Mortgage notes payable transferred to purchaser	(215,285)	(8,666)	-
Mortgage note payable and interest payable transferred in deed in lieu of foreclosure	(8,601)	-	-
Mortgage loan issued to purchaser	-	(1,500)	-
Contingent consideration related to the contribution of the Management Company	18,000	-	-
Restricted shares and deferred incentive share units issued	1,110	1,949	3,030
Mortgage loan assumed in purchase	87,225	-	-
Shares issued in lieu of Directors' fees	319	285	58

Rents Receivable and Other Assets

	December 31	
	2011	2010
	(In thousands)	
Rents and fees receivable	$ 5,001	$ 4,913
Allowance for doubtful accounts	(1,812)	(2,810)
Straight-line rent receivable	19,183	35,037
Other receivables	14,905	5,507
Lease costs (net of accumulated amortization of $21,087 and $42,497, respectively)	41,518	46,378
Loan costs (net of accumulated amortization of $2,688 and $5,478, respectively)	5,160	3,815
Escrow and other deposits	16,975	27,475
Prepaid items	4,581	7,486
Investment in other assets	3,500	-
Other assets	416	4,729
	$ 109,427	$ 132,530

Intangible Assets

The following table reflects the portion of the purchase price of office properties allocated to intangible assets, as discussed in "Note A". The portion of purchase price allocated to below market lease value and the related accumulated amortization is reflected in the Schedule of Accounts Payable and Other Liabilities within this note.

	December 31	
	2011	2010
	(In thousands)	
Lease in place value	$ 65,213	$ 77,269
Accumulated amortization	(20,380)	(39,895)
Above market lease value	29,225	29,361
Accumulated amortization	(4,603)	(16,106)
Goodwill-management company	26,173	-
	$ 95,628	$ 50,629

Accounts Payable and Other Liabilities

	December 31	
	2011	2010
	(In thousands)	
Office property payables:		
Accrued expenses and accounts payable	$ 14,240	$ 24,250
Accrued property taxes	6,465	27,946
Prepaid rents	8,393	12,070
Deferred revenues	447	5,202
Security deposits	3,515	4,616
Below market lease value	9,009	22,639
Accumulated amortization – below market lease value	(3,966)	(16,306)
Capital lease obligations	57	3,760
Corporate payables	1,136	1,087
Contingent consideration	18,000	-
Deferred tax liability non-current	14,344	-
Deferred compensation plan liability	278	2,953
Dividends payable	2,711	2,187
Accrued payroll	1,985	2,344
Fair value of interest rate swaps	11,134	3,003
Interest payable	2,593	3,067
	$ 90,341	$ 98,818

Preferred Stock

In June 2003, the Company sold 2.4 million shares of 8.0% Series D Cumulative Redeemable Preferred Stock ("Series D Preferred") with net proceeds to the Company of approximately $58.0 million. On August 9, 2010, the Company issued an additional 1.97 million shares of its Series D Preferred stock at a price of $23.757 per share, equating to a yield of 8.5% (excluding accrued dividends). On May 18, 2011, the Company issued approximately 1.0 million additional shares of its Series D Preferred stock to an institutional investor at a price of $25.00 per share, equating to a yield of 8.0%, and the Company used the net proceeds of approximately $26.0 million to fund the combination with Eola and the Company's share of equity contributions to purchase Fund II office properties. At December 31, 2011, the Company had a total of 5.4 million shares of Series D Preferred stock outstanding, with a $25 liquidation value per share, and the shares are redeemable at the option of the Company at any time upon proper notice. The Series D Preferred stock has no stated maturity, sinking fund or mandatory redemption and is not convertible into any other securities of the Company.

The Company declared dividends of $2.00 per share for the Series D Preferred stock for each of the three years 2011, 2010 and 2009.

The Company's shares of Series D preferred stock are listed on the New York Stock Exchange and trade under the symbol "PKY PrD".

Note M - Fair Values of Financial Instruments

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also provides guidance for using fair value to measure financial assets and liabilities. The Codification requires disclosure of the level within the fair value hierarchy in which the fair value measurements fall, including measurements using quoted prices in active markets for identical assets or liabilities (Level 1), quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active (Level 2), and significant valuation assumptions that are not readily observable in the market (Level 3).

Cash and cash equivalents

The carrying amounts for cash and cash equivalents approximated fair value at December 31, 2011 and 2010.

Mortgage loans receivable

The Company owns the B participation piece (the "B piece") of a first mortgage secured by an 844,000 square foot office building in Dallas, Texas known as 2100 Ross at an original cost of $6.9 million, which was purchased in November 2007. The B piece was originated by Wachovia Bank, N.A., a Wells Fargo Company, and has a face value of $10.0 million, a stated coupon rate of 6.065% and a scheduled maturity in May 2012. During 2011, the Company recorded a non-cash impairment loss on the mortgage loan in the amount of $9.2 million. The borrower is currently in default on the first mortgage and based on current information, the Company does not believe it will recover its investment in the loan. Therefore, Parkway has written off its investment in the mortgage loan.

In connection with the sale of One Park Ten, the Company seller-financed a $1.5 million note receivable, and the carrying amount of the note was $1.5 million at December 31, 2011 and 2010. The carrying amount of the mortgage loan approximated fair value at December 31, 2011 and 2010.

Mortgage notes payable

The fair value of the mortgage notes payable are estimated using a discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The aggregate fair value of the mortgage notes payable at December 31, 2011 was $761.9 million as compared to its carrying amount of $752.4 million. The aggregate fair value of the mortgage notes payable at December 31, 2010 was $734.6 million as compared to its carrying amount of $773.5 million.

Notes payable to banks

The fair value of the Company's notes payable to banks is estimated by discounting expected cash flows at current market rates. The aggregate fair value of the notes payable to banks at December 31, 2011 was $125.5 million as compared to its carrying amount of $132.3 million. The aggregate fair value of the notes payable to banks at December 31, 2010 was $109.6 million as compared to its carrying amount of $110.8 million.

Interest rate swap agreements

The fair value of the interest rate swaps is determined by estimating the expected cash flows over the life of the swap using the mid-market rate and price environment as of the last trading day of the reporting period. This information is considered a Level 2 input as defined by ASC 820. The aggregate fair value liability of the interest rate swaps at December 31, 2011 and 2010 was $11.1 million and $3.0 million, respectively.

Note N – Segment Information

Parkway's primary business is the ownership and operation of office properties. The Company accounts for each office property or groups of related office properties as an individual operating segment. Parkway has aggregated its individual operating segments into a single reporting segment due to the fact that the individual operating segments have similar operating and economic characteristics.

The Company believes that the individual operating segments exhibit similar economic characteristics such as being leased by the square foot, sharing the same primary operating expenses and ancillary revenue opportunities and being cyclical in the economic performance based on current supply and demand conditions. The individual operating segments are also similar in that revenues are derived from the leasing of office space to customers and each office property is managed and operated consistently in accordance with Parkway's standard operating procedures. The range and type of customer uses of our properties is similar throughout our portfolio regardless of location or class of building and the needs and priorities of our customers do not vary from building to building. Therefore, Parkway's management responsibilities do not vary from location to location based on the size of the building, geographic location or class.

The management of the Company evaluates the performance of the reportable office segment based on funds from operations attributable to common stockholders ("FFO"). Management believes that FFO is an appropriate measure of performance for equity REITs and computes this measure in accordance with the National Association of Real Estate Investment Trusts ("NAREIT") definition of FFO. Funds from operations is defined by NAREIT as net income (computed in accordance with GAAP), reduced by preferred dividends, excluding gains or losses on depreciable real estate and extraordinary items under GAAP, plus depreciation and amortization, and after adjustments to derive the Company's pro rata share of FFO of consolidated and unconsolidated joint ventures. Further, the Company does not adjust FFO to eliminate the effects of non-recurring charges. On October 31, 2011, NAREIT issued updated guidance on reporting FFO such that impairment losses on depreciable real estate should be excluded from the computation of FFO for current and prior periods. The Company believes that FFO is a meaningful supplemental measure of its operating performance because historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time, as reflected through depreciation and amortization expenses. However, since real estate values have historically risen or fallen with market and other conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Thus, NAREIT created FFO as a supplemental measure of operating performance for real estate investment trusts that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. The Company believes that the use of FFO, combined with the required GAAP presentations, has been beneficial in improving the understanding of operating results of real estate investment trusts among the investing public and making comparisons of operating results among such companies more meaningful. FFO as reported by Parkway may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition. Funds from operations do not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States and is not an indication of cash available to fund cash needs. Funds from operations should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

The following is a reconciliation of FFO and net income (loss) attributable to common stockholders for office properties and total consolidated entities for the years ending December 31, 2011, 2010 and 2009. Amounts presented as "Unallocated and Other" represent primarily income and expense associated with providing management services, corporate general and administration expense, interest expense on unsecured credit facility and preferred dividends.

	At or for the year ended December 31, 2011		
	Office Properties	Unallocated and Other	Consolidated
		(in thousands)	
Income from office and parking properties (a)	$ 149,000	$ -	$ 149,000
Management company income	-	16,896	16,896
Property operating expenses (b)	(61,637)	-	(61,637)
Depreciation and amortization	(57,002)	-	(57,002)
Management company expenses	-	(13,337)	(13,337)
General and administrative expenses	-	(18,805)	(18,805)
Other income	-	938	938
Equity in earnings of unconsolidated joint ventures	57	-	57
Gain on sale of real estate	743	-	743
Impairment loss on mortgage loan receivable	-	(9,235)	(9,235)
Change in fair value of contingent consideration	-	13,000	13,000
Interest expense (c)	(24,888)	(6,724)	(31,612)
Adjustment for noncontrolling interest - real estate partnerships	85,100	-	85,100
Loss from discontinued operations	(195,139)	-	(195,139)
Gain on sale of real estate from discontinued operations	17,825	-	17,825
Impairment loss on real estate	(6,420)	-	(6,420)
Acquisition costs	(1,225)	(15,994)	(17,219)
Income tax	-	(56)	(56)
Dividends on preferred stock	-	(10,052)	(10,052)
Net loss available to common stockholders	(93,586)	(43,369)	(136,955)
Depreciation and amortization	57,002	-	57,002
Depreciation and amortization - discontinued operations	54,148	-	54,148
Depreciation and amortization - noncontrolling interest - real estate partnerships	(36,091)	-	(36,091)
Adjustment for depreciation and amortization - unconsolidated joint ventures	231	-	231
Adjustment for noncontrolling interest - unit holders	(5)	-	(5)
Impairment loss on real estate	119,137	-	119,137
Gain on sale of real estate (Parkway's share)	(10,510)	-	(10,510)
Funds from operations available to common stockholders	$ 90,326	$ (43,369)	$ 46,957
Total assets	$ 1,532,803	$ 103,508	$ 1,636,311
Office and parking properties	$ 921,937	$ -	$ 921,937
Assets held for sale	$ 382,789	$ -	$ 382,789
Capital expenditures (d)	$ 58,758	$ -	$ 58,758

(a) Included in income from office and parking properties are rental revenues, customer reimbursements, parking income and other income.

(b) Included in property operating expenses are real estate taxes, insurance, contract services, repairs and maintenance and property operating expenses.

(c) Interest expense for office properties represents interest expense on property secured mortgage debt. It does not include interest expense on the Company's unsecured credit facility, which is included in "Unallocated and Other".

(d) Capital expenditures include building improvements, tenant improvements and leasing costs.

	At or for the year ended December 31, 2010		
	Office Properties	Unallocated and Other	Consolidated
		(in thousands)	
Income from office and parking properties (a)	$ 95,190	$ -	$ 95,190
Management company income	-	1,652	1,652
Property operating expenses (b)	(41,268)	-	(41,268)
Depreciation and amortization	(28,961)	-	(28,961)
Management company expenses	-	(2,756)	(2,756)
General and administrative expenses	-	(15,318)	(15,318)
Acquisition costs	(846)	-	(846)
Other income	-	1,487	1,487
Equity in earnings of unconsolidated joint ventures	326	-	326
Gain on involuntary conversion	40	-	40
Interest expense (c)	(14,255)	(6,016)	(20,271)
Adjustment for noncontrolling interest - real estate partnerships	10,789	-	10,789
Loss from discontinued operations	(11,198)	-	(11,198)
Gain on sale of real estate from discontinued operations	8,518	-	8,518
Income tax expense	-	(2)	(2)
Dividends on preferred stock	-	(6,325)	(6,325)
Net income (loss) available to common stockholders	18,335	(27,278)	(8,943)
Depreciation and amortization	28,961	-	28,961
Depreciation and amortization - discontinued operations	63,350	-	63,350
Depreciation and amortization - noncontrolling interest - real estate partnerships	(17,668)	-	(17,668)
Adjustment for depreciation and amortization - unconsolidated joint ventures	342	-	342
Impairment loss on real estate	4,120	-	4,120
Gain on sale of real estate from discontinued operations	(8,518)	-	(8,518)
Funds from operations available to common stockholders	$ 88,922	$ (27,278)	$ 61,644
Total assets	$ 1,590,545	$ 13,137	$ 1,603,682
Office and parking properties	$ 1,389,767	$ -	$ 1,389,767
Capital expenditures (d)	$ 49,760	$ -	$ 49,760

(a) Included in income from office and parking properties are rental revenues, customer reimbursements, parking income and other income.

(b) Included in property operating expenses are real estate taxes, insurance, contract services, repairs and maintenance and property operating expenses.

(c) Interest expense for office properties represents interest expense on property secured mortgage debt. It does not include interest expense on the Company's unsecured credit facility, which is included in "Unallocated and Other".

(d) Capital expenditures include building improvements, tenant improvements and leasing costs.

	At or for the year ended December 31, 2009		
	Office Properties	**Unallocated and Other**	**Consolidated**
		(in thousands)	
Income from office and parking properties (a)	$ 96,720	$ -	$ 96,720
Management company income	-	1,870	1,870
Property operating expenses (b)	(42,917)	-	(42,917)
Depreciation and amortization	(28,295)	-	(28,295)
Management company expenses	-	(1,987)	(1,987)
General and administrative expenses	-	(14,157)	(14,157)
Acquisition costs	(148)	-	(148)
Other income	-	1,597	1,597
Equity in earnings of unconsolidated joint ventures	445	-	445
Gain on involuntary conversion	823	-	823
Gain on sale of real estate	470	-	470
Interest expense (c)	(12,588)	(6,570)	(19,158)
Adjustment for noncontrolling interest - real estate partnerships	10,562	-	10,562
Loss from discontinued operations	(8,608)	-	(8,608)
Impairment loss on real estate	(8,817)	-	(8,817)
Income tax expense	-	(3)	(3)
Dividends on preferred stock	-	(4,800)	(4,800)
Net income (loss) available to common stockholders	7,647	(24,050)	(16,403)
Depreciation and amortization	28,295	-	28,295
Depreciation and amortization - discontinued operations	64,431	-	64,431
Depreciation and amortization - noncontrolling interest - real estate partnerships	(20,138)	-	(20,138)
Adjustment for depreciation and amortization - unconsolidated joint ventures	848	-	848
Impairment loss on real estate	8,817	-	8,817
Gain on sale of real estate	(470)	-	(470)
Funds from operations available to common stockholders	$ 89,430	$ (24,050)	$ 65,380
Total assets	$ 1,597,806	$ 14,340	$ 1,612,146
Office and parking properties	$ 1,401,890	$ -	$ 1,401,890
Capital expenditures (d)	$ 44,768	$ -	$ 44,768

(a) Included in income from office and parking properties are rental revenues, customer reimbursements, parking income and other income.

(b) Included in property operating expenses are real estate taxes, insurance, contract services, repairs and maintenance and property operating expenses.

(c) Interest expense for office properties represents interest expense on property secured mortgage debt. It does not include interest expense on the Company's unsecured credit facility, which is included in "Unallocated and Other".

(d) Capital expenditures include building improvements, tenant improvements and leasing costs.

Note N - Selected Quarterly Financial Data (Unaudited):

Summarized quarterly financial data for the years ended December 31, 2011 and 2010 are as follows (in thousands, except per share data):

	2011			
	First	Second	Third	Fourth
Revenues (other than gains)	$ 28,098	$ 39,107	$ 48,793	$ 49,898
Expenses	(26,936)	(47,564)	(41,891)	(54,264)
Operating income (loss)	1,162	(8,457)	6,902	(4,366)
Interest and other income	324	437	87	90
Interest expense	(6,408)	(7,668)	(8,876)	(8,660)
Equity in earnings (loss) of unconsolidated joint ventures	35	44	(14)	(8)
Gain on sale of real estate	-	-	743	-
Income tax (expense) benefit	-	(224)	174	(6)
Loss from continuing operations	(4,887)	(15,868)	(984)	(12,950)
Loss from discontinued operations	(2,904)	(4,024)	(131,865)	(56,346)
Gain on sale of real estate from discontinued operations	-	4,292	2,275	11,258
Net loss	(7,791)	(15,600)	(130,574)	(58,038)
Noncontrolling interests	3,196	3,371	77,547	986
Net loss attributable to Parkway Properties, Inc.	(4,595)	(12,229)	(53,027)	(57,052)
Dividends on preferred stock	(2,187)	(2,443)	(2,711)	(2,711)
Net loss attributable to common stockholders	$ (6,782)	$ (14,672)	$ (55,738)	$ (59,763)
Net loss per common share:				
Basic:				
Loss from continuing operations attributable to Parkway Properties, Inc.	$ (0.30)	$ (0.81)	$ (0.06)	$ (0.63)
Discontinued operations	(0.02)	0.13	(2.53)	(2.15)
Basic net loss attributable to Parkway Properties, Inc.	$ (0.32)	$ (0.68)	$ (2.59)	$ (2.78)
Dividends per common share	$ 0.075	$ 0.075	$ 0.075	$ 0.075
Diluted:				
Loss from continuing operations attributable to Parkway Properties, Inc.	$ (0.30)	$ (0.81)	$ (0.06)	$ (0.63)
Discontinued operations	(0.02)	0.13	(2.53)	(2.15)
Diluted net loss attributable to Parkway Properties, Inc.	$ (0.32)	$ (0.68)	$ (2.59)	$ (2.78)
Weighted average shares outstanding:				
Basic	21,476	21,489	21,502	21,521
Diluted	21,476	21,489	21,502	21,521

	2010			
	First	Second	Third	Fourth
Revenues (other than gains)	$ 24,076	$ 24,143	$ 24,704	$ 23,919
Expenses	(21,416)	(21,092)	(21,013)	(25,628)
Operating income (loss)	2,660	3,051	3,691	(1,709)
Interest and other income	385	365	355	382
Interest expense	(4,908)	(4,966)	(5,241)	(5,156)
Equity in earnings of unconsolidated joint ventures	105	87	61	73
Income tax (expense) benefit			(176)	174
Gain on involuntary conversion	-	-	40	-
Loss from continuing operations	(1,758)	(1,463)	(1,270)	(6,236)
Income (loss) from discontinued operations	1,714	5,684	(11,436)	(7,160)
Gain on sale of real estate from discontinued operations	-	-	8,518	-
Net income (loss)	(44)	4,221	(4,188)	(13,396)
Noncontrolling interests	2,587	2,638	2,356	3,208
Net income (loss) attributable Parkway Properties, Inc.	2,543	6,859	(1,832)	(10,188)
Dividends on preferred stock	(1,200)	(1,200)	(1,737)	(2,188)
Net income (loss) attributable to common stockholders	$ 1,343	$ 5,659	$ (3,569)	$ (12,376)
Net loss per common share:				
Basic:				
Loss from continuing operations attributable to Parkway Properties, Inc.	$ (0.14)	$ (0.13)	$ (0.14)	$ (0.36)
Discontinued operations	0.20	0.39	(0.03)	(0.22)
Basic net income (loss) attributable to Parkway Properties, Inc.	$ 0.06	$ 0.26	$ (0.17)	$ (0.58)
Dividends per common share	$ 0.075	$ 0.075	$ 0.075	$ 0.075
Diluted:				
Loss from continuing operations attributable to Parkway Properties, Inc.	$ (0.14)	$ (0.13)	$ (0.14)	$ (0.36)
Discontinued operations	0.20	0.39	(0.03)	(0.22)
Diluted net income (loss) attributable to Parkway Properties, Inc.	$ 0.06	$ 0.26	$ (0.17)	$ (0.58)
Weighted average shares outstanding:				
Basic	21,390	21,410	21,438	21,443
Diluted	21,509	21,410	21,438	21,443

SCHEDULE II - VALUATIONS AND QUALIFYING ACCOUNTS
(In thousands)

Description	Balance Beginning of Year	Additions Charged to Cost & Expenses	Deductions Written Off as Uncollectible	Balance End of Year
Allowance for Doubtful Accounts:				
Year Ended:				
December 31, 2011	$ 2,810	$ 1,351	$ (2,349)	$ 1,812
December 31, 2010	2,951	1,223	(1,364)	2,810
December 31, 2009	1,122	2,957	(1,128)	2,951

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2011
(In thousands)

Description	Encumbrances	Initial Cost to the Company: Land	Initial Cost to the Company: Building and Improvements	Subsequent Capitalized Costs	Total Real Estate
Office and Parking Properties:					
Arizona					
Hayden Ferry Lakeside I	$ 22,000	$ 2,871	$ 30,430	$ 2,461	$ 35,762
Squaw Peak Corporate Center	-	5,800	35,144	5,840	46,784
Mesa Corporate Center	-	3,353	15,243	1,264	19,860
Florida					
Hillsboro Center V	9,686	1,325	12,249	3,539	17,113
Hillsboro Center I-IV	6,604	1,129	7,734	2,787	11,650
245 Riverside	9,250	6,556	8,056	745	15,357
Stein Mart Building	11,733	1,653	16,636	4,497	22,786
Riverplace South	-	2,316	5,412	2,777	10,505
Bank of America Center	33,875	8,882	38,612	6,157	53,651
Citrus Center	22,438	4,000	26,712	8,222	38,934
Corporate Center Four	22,500	-	31,776	7,035	38,811
Cypress Center I – III	12,088	4,710	12,180	3,803	20,693
Georgia					
Lakewood II	-	1,195	575	469	2,239
3344 Peachtree	86,064	7,472	127,583	10,244	145,299
Two Ravinia Drive	22,100	3,187	32,949	5,343	41,479
Waterstone	-	859	7,207	1,995	10,061
Meridian	-	994	9,547	3,290	13,831
Peachtree Dunwoody Pavilion	27,735	9,373	24,579	6,889	40,841
Capital City Plaza	34,073	3,625	57,164	5,442	66,231
Louisiana					
Wink Building	-	250	572	3	825
Mississippi					
City Centre	-	461	3,367	10,591	14,419
North Carolina					
Carmel Crossing	10,000	4,541	13,340	3,592	21,473
Pennsylvania					
Two Liberty Place	90,200	32,587	97,594	17,116	147,297
South Carolina					
Atrium at Stoneridge	-	506	5,041	1,951	7,498
Tennessee					
Morgan Keegan Tower	11,539	-	18,988	4,213	23,201
Bank of America Plaza	16,373	1,464	28,712	10,991	41,167
Texas					
400 North Belt	-	419	10,021	3,818	14,258
Woodbranch	-	303	3,805	2,892	7,000
Sugar Grove	-	364	7,515	3,830	11,709
Honeywell	-	856	15,235	4,218	20,309
Schlumberger	-	1,013	11,102	4,460	16,575
One Commerce Green	18,491	489	37,307	5,727	43,523
Comerica Bank Building	13,208	1,921	21,222	2,908	26,051
550 Greens Parkway	-	1,006	8,061	417	9,484
5300 Memorial Building	11,516	682	11,744	3,027	15,453
Town and Country	6,539	436	8,205	3,290	11,931
Total Real Estate Owned	$ 498,012	$ 116,598	$ 801,619	$ 165,843	$ 1,084,060

SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION - (Continued)
DECEMBER 31, 2011
(In thousands)

	Gross Amount at Which Carried at Close of Period							
Description	Land	Bldg. and Imprv.	Total	Accum. Depr.	Net Book Value of Real Estate	Year Acquired	Year Constructed	Depreciable Lives (Yrs.)
Office and Parking Properties:								
Arizona								
Hayden Ferry Lakeside I	$ 2,871	$ 32,891	$ 35,762	$ 1,129	$ 34,633	2011	2002	(3)
Squaw Peak Corporate Center	5,800	40,984	46,784	9,744	37,040	2004	1999/2000	(3)
Florida								
Mesa Corporate Center	3,353	16,507	19,860	3,037	16,823	2005	2000	(3)
Hillsboro Center V	1,325	15,788	17,113	6,177	10,936	1998	1985	(3)
Hillsboro Center I-IV	1,129	10,521	11,650	3,665	7,985	1998	1985	(3)
245 Riverside	6,556	8,801	15,357	260	15,097	2011	2003	(3)
Stein Mart Building	1,653	21,133	22,786	5,565	17,221	2005	1985	(3)
Riverplace South	2,316	8,189	10,505	2,576	7,929	2005	1981	(3)
Bank of America Center	8,882	44,769	53,651	1,205	52,446	2011	1987	(3)
Citrus Center	4,000	34,934	38,934	9,685	29,249	2003	1971	(3)
Corporate Center Four	-	38,811	38,811	1,169	37,642	2011	2008	(3)
Cypress Center I – III	4,710	15,983	20,693	889	19,804	2011	1982	(3)
Georgia								
Lakewood II	1,195	1,044	2,239	77	2,162	2010	1986	(3)
3344 Peachtree	7,472	137,827	145,299	4,441	140,858	2011	2008	(3)
Two Ravinia Drive	3,187	38,292	41,479	1,395	40,084	2011	1987	(3)
Waterstone	859	9,202	10,061	4,303	5,758	1995	1987	(3)
Meridian	994	12,837	13,831	5,368	8,463	1997	1985	(3)
Peachtree Dunwoody Pavilion	9,373	31,468	40,841	7,392	33,449	2003	1976/1980	(3)
Capital City Plaza	3,625	62,606	66,231	13,222	53,009	2004	1989	(3)
Louisiana								
Wink Building	250	575	825	13	812	2011	1987	(3)
Mississippi								
City Centre	461	13,958	14,419	-	14,419	1995	(2) 1987/2005	(3)
North Carolina								
Carmel Crossing	4,541	16,932	21,473	1,386	20,087	2010	1995	(3)
Pennsylvania								
Two Liberty Place	32,587	114,710	147,297	3,052	144,245	2011	1990	(3)
South Carolina								
Atrium at Stoneridge	506	6,992	7,498	1,513	5,985	1998	1986	(3)
Tennessee								
Morgan Keegan Tower	-	23,201	23,201	-	23,201	1997	1985	(3)
Bank of America Plaza	1,464	39,703	41,167	12,805	28,362	2001	1977	(3)
Texas								
400 North Belt	419	13,839	14,258	4,570	9,688	1996	1982	(3)
Woodbranch	303	6,697	7,000	2,852	4,148	1996	1982	(3)
Sugar Grove	364	11,345	11,709	4,836	6,873	1997	1982	(3)
Honeywell	856	19,453	20,309	6,683	13,626	1997	1983	(3)
Schlumberger	1,013	15,562	16,575	7,320	9,255	1998	1983	(3)
One Commerce Green	489	43,034	43,523	16,411	27,112	1998	1983	(3)
Comerica Bank Building	1,921	24,130	26,051	8,994	17,057	1998	1983	(3)
550 Greens Parkway	1,006	8,478	9,484	2,395	7,089	2001	1999	(3)
5300 Memorial Building	682	14,771	15,453	4,505	10,948	2002	1982	(3)
Town and Country	436	11,495	11,931	3,489	8,442	2002	1982	(3)
Total Real Estate Owned (4)	$ 116,598	$ 967,462	$ 1,084,060	$ 162,123	$ 921,937			

(1) The aggregate cost for federal income tax purposes was approximately $1.1 billion.
(2) The dates of major renovations.
(3) Depreciation of buildings and improvements is calculated over lives ranging from the life of the lease to 40 years.
(4) Total Real Estate Owned excludes properties classified as held for sale, which total $331.9 million at December 31, 2011.

NOTE TO SCHEDULE III
At December 31, 2011, 2010 and 2009
(In thousands)

A summary of activity for real estate and accumulated depreciation is as follows:

	December 31		
	2011	2010	2009
Real Estate:			
Office and Parking Properties:			
Balance at beginning of year	$ 1,755,919	$ 1,738,649	$ 1,738,158
Additions:			
Acquisitions and improvements	535,249	64,968	27,370
Office property development	-	-	1,498
Impairment on land held for development	(609)	-	-
Real estate sold, disposed, impaired or held for sale	(1,206,499)	(47,698)	(28,377)
Balance at close of year	$ 1,084,060	$ 1,755,919	$ 1,738,649
Accumulated Depreciation			
Balance at beginning of year	$ 366,152	$ 336,759	$ 282,919
Depreciation expense	32,971	19,859	67,077
Depreciation expense - discontinued operations	43,578	47,788	475
Real estate sold, disposed, impaired or held for sale	(280,578)	(38,254)	(13,712)
Balance at close of year	$ 162,123	$ 366,152	$ 336,759

SCHEDULE IV - MORTGAGE LOANS ON REAL ESTATE
DECEMBER 31, 2011
(In thousands)

Description	Interest Rate	Final Maturity Date	Periodic Payment Term	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage (4)	Principal Amount of Loan Subject to Delinquent Principal and Interest
2100 Ross Avenue (1)	6.065%	May 2012	Interest only (2)	None	$ 10,000	$ -	$ 10,000
One Park Ten	7.250%	June 2012	Interest only (3)	None	1,500	1,500	-

(1) This is a B participation piece of first mortgage secured by an 844,000 square foot office building in Dallas, Texas. The borrower is currently in default on the first mortgage, and based on current information, the Company does not believe it will recover its investment in the loan. Therefore, Parkway recorded a non-cash impairment loss of $9.2 million during the year ended December 31, 2011. The Company's original cash investment in the loan was $6.9 million and was purchased in November 2007.

(2) The note requires interest only payments until maturity, at which time a principal payment of $10.0 million will be due.

(3) The note requires interest only payments until maturity, at which time a principal payment of $1.5 million will be due.

(4) The cost for federal tax purposes is $8.4 million.

NOTE TO SCHEDULE IV
At December 31, 2011, 2010 and 2009
(In thousands)

	December 31		
	2011	2010	2009
Balance at beginning of year	$ 10,336	$ 8,126	$ 7,519
Additions:			
New mortgage loan	-	1,500	-
Amortization of discount	399	710	607
Deductions:			
Impairment loss	(9,235)	-	-
Balance at end of year	$ 1,500	$ 10,336	$ 8,126

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Parkway's disclosure controls and procedures at December 31, 2011. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that Parkway's disclosure controls and procedures were effective at December 31, 2011. There were no changes in the Company's internal control over financial reporting during the fourth quarter of 2011 that has materially affected, or is reasonably likely to affect, the Company's internal control over financial reporting.

The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management's Report on Internal Control Over Financial Reporting

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's management has assessed the effectiveness of the Company's internal control over financial reporting at December 31, 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on our assessment we have concluded that, at December 31, 2011, the Company's internal control over financial reporting is effective based on those criteria. Our independent registered public accounting firm, KPMG LLP, has provided an audit report on the Company's internal control over financial reporting at December 31, 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS
PARKWAY PROPERTIES, INC.:

We have audited Parkway Properties, Inc.'s internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Parkway Properties, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Parkway Properties, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Parkway Properties, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated March 9, 2012, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Jackson, Mississippi
March 9, 2012

Item 9B. ***Other Information.***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

The information regarding directors is incorporated herein by reference from the section entitled "Proposal One: Election of Director – Nominees" in the Company's definitive Proxy Statement ("2012 Proxy Statement") to be filed pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, for the Company's Annual Meeting of Stockholders to be held on May 17, 2012. The 2012 Proxy Statement will be filed within 120 days after the end of the Company's fiscal year ended December 31, 2011.

The information regarding executive officers is incorporated herein by reference from the section entitled "Proposal 1: Election of Directors – Executive Officers" in the Company's 2012 Proxy Statement.

The information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference from the section entitled "Proposal 1: Election of Directors – Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's 2012 Proxy Statement.

Information regarding the Company's code of business conduct and ethics found in the subsection captioned "Available Information" in Item 1 of Part I hereof is also incorporated herein by reference into this Item 10.

The information regarding the Company's audit committee, its members and the audit committee financial experts is incorporated by reference herein from the second paragraph in the section entitled "Proposal 1: Election of Directors – Board Committees and Meetings; Director Education" in the Company's 2012 Proxy Statement.

Item 11. ***Executive Compensation.***

The information included under the following captions in the Company's 2012 Proxy Statement is incorporated herein by reference: "Proposal 1: Election of Directors – Compensation Discussion and Analysis, – Summary Compensation Table, – 2011 Grants of Plan-Based Awards, – Outstanding Equity Awards at 2011 Fiscal Year-End, – 2011 Option Exercises and Stock Vested, – Potential Payments upon Change in Control, – Compensation of Directors and – Compensation Committee Interlocks." The information included under the heading "Proposal 1: Election of Directors – Compensation Committee Report" in the Company's 2012 Proxy Statement is incorporated herein by reference; however, this information shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

Information regarding security ownership of certain beneficial owners and management is incorporated herein by reference from the sections entitled "Security Ownership of Certain Beneficial Owners," "Proposal 1: Election of Directors – Security Ownership of Management and Directors" in the Company's 2012 Proxy Statement.

Equity Compensation Plans

The following table sets forth the securities authorized for issuance under Parkway's equity compensation plans at December 31, 2011:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	32,823	$6.23	136,274
Equity compensation plans not approved by security holders	-	-	-
Total	32,823	$6.23	136,274

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

The information regarding transactions with related persons and director independence is incorporated herein by reference from the sections entitled "Independence" and "Certain Transactions and Relationships" in the Company's 2012 Proxy Statement.

Item 14. ***Principal Accountant Fees and Services.***

The information regarding principal auditor fees and services is incorporated herein by reference from the section entitled "Proposal 2: Ratification of Independent Accountants" in the Company's 2012 Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) 1 Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets at December 31, 2011 and 2010
Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009
Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2010 and 2009
Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009
Notes to Consolidated Financial Statements

2 Consolidated Financial Statement Schedules
Schedule II – Valuations and Qualifying Accounts
Schedule III – Real Estate and Accumulated Depreciation
Note to Schedule III
Schedule IV – Mortgage Loans on Real Estate
Note to Schedule IV
All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

3 Form 10-K Exhibits required by Item 601 of Regulation S-K:

Exhibit No.	Description
2.1	Contribution Agreement dated as of April 10, 2011 by and among Eola Capital LLC, Eola Office Partners LLC, Banyan Street Office Holdings LLC, and the members that are parties thereto on one hand, and Parkway Properties, Inc. and Parkway Properties LP on the other hand (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed April 14, 2011).
2.2	Purchase and Sale Agreement dated as of May 5, 2011 by and between Parkway 233 North Michigan, LLC, a Delaware limited liability company, Parkway Properties, LP, a Delaware limited partnership and HUB Properties Trust, a Maryland real estate investment trust (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed May 9, 2011).
2.3	Purchase and Sale Agreement dated as of August 19, 2011 by and between 111 East Wacker, LLC, a Delaware limited liability company, and HUB Properties Trust, a Maryland real estate investment trust (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed September 23, 2011).
2.4	First Amendment to Purchase and Sale Agreement dated as of September 21, 2011 by and between 111 East Wacker, LLC, a Delaware limited liability company, and HUB Properties Trust, a Maryland real estate investment trust (incorporated by reference to Exhibit 2.2 to the Company's Form 8-K filed September 23, 2011).
2.5	Second Amendment to Purchase and Sale Agreement dated as of September 22, 2011 by and between 111 East Wacker, LLC, a Delaware limited liability company, and HUB Properties Trust, a Maryland real estate investment trust (incorporated by reference to Exhibit 2.3 to the Company's Form 8-K filed September 23, 2011).
2.6	Form of Purchase and Sale Agreement by and between Parkway Properties LP, a Delaware limited liability company, and applicable subsidiaries and Hertz Acquisitions Group, LLC, a Delaware limited liability company (incorporated by reference to Exhibit 2.3 to the Company's Form 8-K filed January 5, 2012).
3.1	Articles of Incorporation, as amended, of the Company (incorporated by reference to Exhibit B to the Company's proxy material for its July 18, 1996 Annual Meeting).
3.2	Bylaws of the Company, as amended through August 5, 2010 (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on August 6, 2010).
3.3	Articles Supplementary creating the Company's 8.00% Series D Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 4 to the Company's Form 8-A filed May 29, 2003).
3.4	Articles Supplementary reclassifying and designating an additional 1,974,896 shares of common stock as 8.00% Series D Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 3 to the Company's Form 8-K filed August 12, 2010).
3.5	Articles Supplementary reclassifying and designating an additional 1,046,400 shares of common stock as 8.00% Series D Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 3 to the Company's Form 8-K filed May 18, 2011).
10	Material Contracts (*Denotes management contract or compensatory plan or arrangement):
10.1	Amended and Restated Agreement of Limited Partnership of Parkway Properties LP (incorporated by reference to Exhibit 99(a) to the Company's Form 8-K filed July 15, 1998).
10.2	Amendment to Exhibit A dated February 28, 2012 of the Amended and Restated Agreement of Limited Partnership of Parkway Properties LP (filed herewith).
10.3	Limited Partnership Agreement of Parkway Properties Office Fund II, L.P. by and among PPOF II, LLC, Parkway Properties, LP and Teacher Retirement System of Texas (incorporated by reference to Exhibit 10 to the Company's Form 8-K filed May 19, 2008).
10.4	First Amendment to Limited Partnership Agreement of Parkway Properties Office Fund II, L.P. dated April 10, 2011 (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed April 14, 2011).
10.5	Master Transaction Agreement dated as of April 10, 2011 by and among Eola Capital LLC, Eola Office Partners LLC, the individuals listed on the signature pages thereto on one hand and Parkway Properties, Inc. and Parkway Properties LP on the other hand (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed April 14, 2011).
10.6	Lock Up and Voting Agreement dated as of April 10, 2011 by and among the holders listed on the signature pages thereto, Parkway Properties, Inc. and Parkway Properties LP (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed April 14, 2011).
10.7	Comprehensive Amendment Agreement dated as of December 30, 2011 by and among Parkway Properties, Inc., Parkway Properties LP, Banyan Street Office Holdings LLC, Rodolfo Prio Touzet, James R. Heistand, Henry F. Pratt, III, Kyle Burd, Scott Francis, Troy M. Cox, Lorri Dunne, David O'Reilly and James Gray (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed January 5, 2012).
10.8	Credit Agreement by and among Parkway Properties LP, a Delaware limited partnership; Parkway Properties, Inc., a Maryland corporation; Wells Fargo Securities, LLC and J.P. Morgan Securities LLC, as Joint Lead Arrangers and Joint Bookrunners; Wells Fargo Bank, N.A., as Administration Agent; JPMorgan Chase Bank, N.A., as Syndication Agent; PNC Bank, N.A., Bank of America, N.A., and U.S. Bank, N.A., as Documentation Agents; and the Lenders dated January 31, 2011 (incorporated by reference to Exhibit 10 to the Company's Form 8-K filed January 31, 2011).
10.9	First Amendment to Credit Agreement by and among Parkway Properties LP, a Delaware limited partnership; Parkway Properties, Inc., a Maryland corporation; Wells Fargo Securities, LLC and J.P. Morgan Securities LLC, as Joint Lead Arrangers and Joint Bookrunners; Wells Fargo Bank, N.A., as Administration Agent; JPMorgan Chase Bank, N.A., as Syndication Agent; PNC Bank, N.A., Bank of America, N.A., and U.S. Bank, N.A., as Documentation Agents; and the Lenders dated July 6, 2011 (incorporated by reference to Exhibit 10.9 to the Company's Form 10-Q for the quarter ended June 30, 2011).
10.10	Second Amendment to Credit Agreement by and among Parkway Properties LP, a Delaware limited partnership; Parkway Properties, Inc., a Maryland corporation; Wells Fargo Securities, LLC and J.P. Morgan Securities LLC, as Joint Lead Arrangers and Joint Bookrunners; Wells Fargo Bank, N.A., as Administration Agent; JPMorgan Chase Bank, N.A., as Syndication Agent; PNC Bank, N.A., Bank of America, N.A., and U.S. Bank, N.A., as Documentation Agents; and the Lenders dated September 20, 2011 (incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed September 23, 2011).
10.11*	Parkway Properties, Inc. 1994 Stock Option and Long-Term Incentive Plan (incorporated by reference to Appendix A to the Company's proxy material for its June 3, 1999 Annual Meeting).
10.12*	Parkway Properties, Inc. 2001 Non-employee Directors Equity Compensation Plan, as amended (incorporated by reference to Exhibit 10.5 to the Company's Form 10-K for the year ended December 31, 2006).

10.13*	Parkway Properties, Inc. 2003 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.6 to the Company's Form 10-K for the year ended December 31, 2006).
10.14*	Parkway Properties, Inc. Amended and Restated 2010 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed May 18, 2010)
10.15*	Parkway Properties, Inc. 2006 Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed August 24, 2006).
10.16*	Adoption Agreement for the Executive Nonqualified Excess Plan (incorporated by reference to Exhibit 10.25 to the Company's Form 10-K for the year ended December 31, 2006).
10.17*	Appendix to Adoption Agreement for Parkway Properties, Inc Deferred Compensation Plan, as amended (incorporated by reference to Exhibit 10.26 to the Company's Form 10-K for the year ended December 31, 2006).
10.18*	Form of Incentive Restricted Share Agreement for Time-Based Awards (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed June 29, 2006).
10.19*	Form of Incentive Restricted Share Agreement for 2009 Long-Term Equity Compensation Program (incorporated by reference to Exhibit 10 to the Company's Form 8-K filed February 4, 2009).
10.20*	Form of Restricted Share Agreement for Time-Based Awards (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on July 15, 2010).
10.21*	Form of Restricted Share Agreement for Performance-Based Awards (Absolute Return Goal) (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on July 15, 2010).
10.22*	Form of Restricted Share Agreement for Performance-Based Awards (Relative Return Goal) (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on July 15, 2010).
10.23*	Parkway Properties, Inc. Long-Term Cash Incentive (incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed on July 15, 2010).
10.24*	Parkway Properties, Inc. Long-Term Cash Incentive Participation Agreement (incorporated by reference to Exhibit 10.5 to the Company's Form 8-K filed on July 15, 2010)
10.25*	Potential 2012 non-equity incentive awards for executive officers of the Company (a written description thereof is set forth in Item 5.02 of the Company's Form 8-K filed February 15, 2012).
10.26*	Form of Change in Control Agreement with each of the Company's Executive Officers (the Change in Control Agreements are identical in substance for each of the Named Executive Officers, and provide for a multiple of "2.99" in calculating the severance payment under each officer's Agreement) (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed May 14, 2008).
10.27*	Parkway Properties, Inc. 2011 Employee Inducement Award Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed with the SEC on May 18, 2011).
10.28*	Form of Inducement Award Agreement for Time-Based Awards (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed May 18, 2011).
10.29*	Form of Inducement Award Agreement for Performance-Based Awards (Absolute Return Goal) (incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed May 18, 2011).
10.30*	Form of Inducement Award Agreement for Performance-Based Awards (Relative Return Goal) (incorporated by reference to Exhibit 10.5 to the Company's Form 8-K filed May 18, 2011).
10.31*	Transition Agreement dated October 7, 2011 by and between Parkway Properties, Inc. and Steven G. Rogers (filed herewith).
10.32*	Severance Agreement dated October 11, 2011 by and between Parkway Properties, Inc. and William R. Flatt (filed herewith).
10.33*	Retention Agreement dated November 4, 2011 by and between Parkway Properties, Inc. and Richard G. Hickson IV (filed herewith).
10.34*	Retention Agreement dated November 4, 2011 by and between Parkway Properties, Inc. and Mandy M. Pope (filed herewith).
21	Subsidiaries of the Company (filed herewith).
23.1	Consent of KPMG LLP (filed herewith).
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARKWAY PROPERTIES, INC.
Registrant

/s/ James R. Heistand
James R. Heistand
President, Chief Executive Officer and Director
March 9, 2012

/s/ Richard G. Hickson IV
Richard G. Hickson IV
Executive Vice President and Chief Financial Officer
March 9, 2012

/s/ Mandy M. Pope
Mandy M. Pope
Executive Vice President and Chief Accounting Officer
March 9, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Charles T. Cannada
Charles T. Cannada
Chairman of the Board and Director
March 9, 2012

/s/ Edward M. Casal
Edward M. Casal, Director
March 9, 2012

/s/ Laurie L. Dotter
Laurie L. Dotter, Director
March 9, 2012

/s/ Daniel P. Friedman
Daniel P. Friedman, Director
March 9, 2012

/s/ James R. Heistand
James R. Heistand
President, Chief Executive Officer and Director
March 9, 2012

/s/ Richard G. Hickson IV
Richard G. Hickson IV
Executive Vice President and Chief Financial Officer
March 9, 2012

/s/ Michael J. Lipsey
Michael J. Lipsey, Director
March 9, 2012

/s/ Brenda J. Mixson
Brenda J. Mixson, Director
March 9, 2012

/s/ Rodolpho Prio-Touzet
Rodolpho Prio-Touzet, Director
March 9, 2012

/s/ Leland R. Speed
Leland R. Speed, Director
March 9, 2012

/s/ Troy A. Stovall
Troy A. Stovall, Director
March 9, 2012

/s/ Mandy M. Pope
Mandy M. Pope
Executive Vice President and Chief Accounting Officer
March 9, 2012

COMPANY INFORMATION

CORPORATE HEADQUARTERS
Parkway Properties, Inc.
Bank of America Center
390 North Orange Avenue
Suite 2400
Orlando, FL 32801
(407) 650-0593
1-800-748-1667

REGISTRAR AND TRANSFER AND DIVIDEND AGENT
Wells Fargo Shareowner Services
1-800-468-9716

SHARES
The Common Stock of Parkway Properties, Inc. is listed on The New York Stock Exchange under the symbol PKY.

The 8.0% Series D Cumulative Redeemable Preferred Stock of Parkway Properties, Inc. is listed on The New York Stock Exchange under the symbol PKY PrD.

DIVIDEND REINVESTMENT PLAN
The Company offers a Dividend Reinvestment and Stock Purchase Plan which allows its shareholders to automatically invest dividends. For additional information, contact Wells Fargo Shareowner Services at 1-800-468-9716 or visit our web site at www.pky.com.

SHAREHOLDER INFORMATION
Information on the Company, including news releases, quarterly reports and Form 10-K, is available at www.pky.com. Questions or requests for information can be e-mailed to the Company at mail@pky.com.

ANNUAL MEETING
The Annual Stockholders Meeting will be held at 2:00 p.m. (E.D.T.) on May 17, 2012, in the Buckhead Club, 3344 Peachtree Road NE, Atlanta, Georgia

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BOARD OF DIRECTORS

CHARLES T. CANNADA
Jackson, MS; Director since 2010; Chairman of the Board since 2011; Private Investor

EDWARD M. CASAL
New York, NY; Director since 2011; Chief Investment Officer, Aviva Investors Global Real Estate Multi-Manager Group

LAURIE L. DOTTER
Dallas, TX; Director since 2010; President, Transwestern Investment Management

DANIEL P. FRIEDMAN
New York, NY; Director since 2002; Managing Member, Radiant Partners, LLC

JAMES R. HEISTAND
Orlando, FL; Director since 2011; President & Chief Executive Officer since 2011

MICHAEL J. LIPSEY
Orlando, FL; Director since 1997; President, The Lipsey Company

BRENDA J. MIXSON
New York, NY; Director since 2009; Managing Director, C III Capital Partners, LLC

RODOLFO PRIO-TOUZET
Miami, FL; Director since 2011; President, Banyan Street Holdings, LLC

LELAND R. SPEED
Jackson, MS; Director since 1978; Chairman of the Board 1980 to 2011; Chief Executive Officer 1980 to 1997; Chairman of the Board, EastGroup Properties, Inc.

TROY A. STOVALL
Washington, DC; Director since 2007; Chief Operating Officer, Howard University

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EXECUTIVE OFFICERS

JAMES R. HEISTAND
President & Chief Executive Officer

RICHARD G. HICKSON IV
Executive Vice President & Chief Financial Officer

JAMES M. INGRAM
Executive Vice President & Chief of Sales & Business Development

M. JAYSON LIPSEY
Executive Vice President & Chief Operating Officer

DAVID R. O'REILLY
Executive Vice President & Chief Investment Officer

MANDY M. POPE
Executive Vice President & Chief Accounting Officer

HENRY F. PRATT III
Executive Vice President & Head of Asset Management & Third Party Services

WARREN L. SPEED
Executive Vice President, People Department

SENIOR OFFICERS

JOHN V. BARTON
Senior Vice President & Managing Director

ROY H. BUTTS
Senior Vice President & Treasurer

JACK R. SULLENBERGER
Senior Vice President of Technical Services

O. DARRYL WALTMAN
Senior Vice President & Controller



PARKWAY
PROPERTIES, INC.

PKY.COM